Exhibit 2.1
EXECUTION COPY
AMENDED AND RESTATED
BUSINESS TRANSFER AGREEMENT AND
PLAN OF MERGER
dated as of November 4, 2014
between and among
ABBOTT LABORATORIES,
MYLAN INC.,
NEW MOON B.V.
and
MOON OF PA INC.

i

SCHEDULES AND EXHIBITS

Schedule 1.1(a)	-	French Business IP Assets
Schedule 1.1(b)	-	Abbott Knowledge Persons
Schedule 1.1(c)	-	Mylan Knowledge Persons
Schedule 1.1(d)	-	Manufacturing Facilities
Schedule 1.1(e)	-	Products
Schedule 1.1(f)	-	Retained Real Property
Schedule 1.1(g)	-	Share Sellers
Schedule 1.1(h)	-	Territories
Schedule 1.1(i)	-	Transferred Patents
Schedule 1.1(j)	-	Transferred Trademarks
Schedule 6.3(n)	-	Registrations
Schedule 7.2	-	Mylan Operating Covenants
Schedule 7.7(a)	-	Abbott Coordination Representative
Schedule 7.7(b)	-	Mylan Coordination Representative
Schedule 7.8	-	Competition/Investment Laws
Schedule 7.19(b)	-	SEC Reporting
Schedule 7.24(b)	-	Cooperation
Schedule 8.1(a)(i)-1	-	Excluded Employees
Schedule 8.1(a)(i)-2	-	Business Employee Identification Procedures
Schedule 8.2(a)	-	Abbott Employee Benefits
Schedule 8.2(f)	-	Incentive Compensation
Schedule 8.4(a)	-	Certain Defined Benefit Pension Plans
Schedule 9.5	-	Unrestricted Action
Schedule 10.1(c)	-	Competition Laws
Schedule 10.3(d)	-	Methodologies
Schedule 10.3(e)	-	Required Consents

Exhibit A	-	Articles of Incorporation of the Surviving Corporation
Exhibit B	-	Articles of Association of New Mylan
Exhibit C	-	Transition Services Agreement Term Sheet
Exhibit D	-	Additional Matters
Exhibit E	-	Book Rate
Exhibit F	-	Abbott Internal Accounting Policies
Exhibit G	-	Joint Products Agreement Term Sheet
Exhibit H	-	Forms of Manufacturing and Supply Agreements
Exhibit I	-	Form of Shareholder Agreement
Exhibit 6.1	-	Plan of Reorganization
Exhibit 13.2	-	Initial Press Release

v

AMENDED AND RESTATED
BUSINESS TRANSFER AGREEMENT AND PLAN OF MERGER
THIS AMENDED AND RESTATED BUSINESS TRANSFER AGREEMENT AND PLAN OF MERGER is dated as of November 4, 2014, between and among ABBOTT LABORATORIES, an Illinois corporation (“Abbott”), MYLAN INC., a Pennsylvania corporation (“Mylan”), NEW MOON B.V., a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) organized and existing under the laws of the Netherlands, with its corporate seat (statutaire zetel) in Amsterdam, the Netherlands (“New Mylan”), and MOON OF PA INC., a Pennsylvania corporation (“Merger Sub”). Mylan, New Mylan and Merger Sub may be referred to herein collectively as the “Mylan Parties” and individually as a “Mylan Party”. The Mylan Parties and Abbott may be referred to herein collectively as the “Parties” and individually as a “Party”.
RECITALS
WHEREAS, the Parties entered into that certain Business Transfer Agreement and Plan of Merger, dated as of July 13, 2014, as amended as of October 21, 2014 (the “Original Transaction Agreement”), and the Parties now desire to amend and restate the Original Transaction Agreement (it being understood that all references herein to this Agreement refer to the Original Transaction Agreement as amended and restated hereby and that all references herein to the “date hereof” or the “date of this Agreement” refer to July 13, 2014);
WHEREAS, Abbott, directly and through its various Affiliates, is engaged in, among other things, the Business;
WHEREAS, Abbott wishes to sell, or cause its Continuing Affiliates to sell, to New Mylan or one or more of its Affiliates, and New Mylan wishes to purchase, or cause its Affiliates to purchase, from Abbott and its Continuing Affiliates all right, title and interest in and to the Business by means of the purchase and acquisition by New Mylan of (a) the French Business IP Assets and (b) following the consummation of the Reorganization, all of the issued and outstanding shares of capital stock of the Acquired Companies (the “Acquired Shares”), all upon the terms and subject to the conditions set forth in this Agreement;
WHEREAS, in connection with the Business Transfer and as consideration for the French Business IP Assets and the Acquired Shares, New Mylan wishes to issue to the French Business IP Seller and the Share Sellers, and Abbott wishes to cause the French Business IP Seller and the Share Sellers to accept from New Mylan, the Consideration Shares, all upon the terms and subject to the conditions set forth in this Agreement;
WHEREAS, further in connection with the Business Transfer, the Mylan Parties wish to effectuate the merger (the “Merger”) of Merger Sub, which is a wholly-owned subsidiary of New Mylan, with and into Mylan, with Mylan as the surviving corporation in the Merger;
WHEREAS, as a result of the Merger, the Mylan Common Stock will be canceled and New Mylan will cause New Mylan Ordinary Shares to be delivered to the former holders of the shares of Mylan Common Stock;

WHEREAS, (a) the respective boards of directors of Mylan and Merger Sub have each approved, declared it advisable and determined to be in the best interests of Mylan and Merger Sub, respectively, this Agreement, the plan of merger contained herein (the “Plan of Merger”) and the other transactions contemplated by this Agreement, (b) the board of directors of New Mylan has determined that the transactions contemplated by this Agreement are in the best interest of New Mylan and has approved this Agreement and the transactions contemplated by this Agreement and (c) the board of directors of Mylan has directed that this Agreement and the Plan of Merger be submitted to the shareholders of Mylan entitled to vote thereon at a special meeting of such shareholders to be held for the purposes of obtaining the approval of such shareholders;
WHEREAS, the board of directors of Abbott has determined that the transactions contemplated by this Agreement are in the best interest of Abbott and has approved this Agreement and the transactions contemplated by this Agreement; and
WHEREAS, the Parties desire to make certain representations and warranties and enter into certain covenants and agreements in connection with the transactions contemplated by this Agreement and also to prescribe certain conditions to the consummation of the transactions contemplated by this Agreement.
NOW, THEREFORE, in consideration of the premises and representations, warrants, covenants, agreements and conditions herein contained, and intending to be legally bound, the Parties agree as follows:
ARTICLE 1
DEFINITIONS
1.1    Definitions. The following terms have the following meanings when used herein:
“$” means United States Dollars.
“Abbott Brands” means (a) the Trademarks “Abbott®”, the stylized symbol “A®”, and any variants of any of the foregoing or (b) any compound Trademarks using any of the foregoing, in each case as used immediately prior to the Closing in connection with the Business.
“Abbott Fundamental Representations” means the representations and warranties of Abbott contained in Section 4.1, Section 4.2, Section 4.3, and Section 4.14.
“Abbott Tax Representations” means the representations and warranties of Abbott contained in Section 4.13(a) – (k).
“Acquired Companies” means, collectively, the Persons set forth on Annex A of Exhibit 6.1 and shall (a) include any Additional Company and (b) exclude any Removed Company, in the case of (a) and (b), as added or removed pursuant to Section 6.2.

“Action” means any claim, action, demand, suit, litigation, arbitration, inquiry, proceeding, citation, summons, subpoena, arbitration, audit, charge, complaint, review or investigation of any nature by or before any Governmental Authority or arbitral or similar forum, whether judicial or administrative.
“Additional Matters” shall mean the transactions set forth on Exhibit D.
“Affiliate” (including, with a correlative meaning, “affiliated”) means, when used with respect to a specified Person, a Person that directly or indirectly, through one or more intermediaries, controls, is controlled by or is under common control with such specified Person. For the purpose of this definition, “control” (including with correlative meanings, “controlled by” and “under common control with”), when used with respect to any specified Person shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting Securities or other interests, by Contract or otherwise. As used in this Agreement, the term “Affiliate” shall, with respect to Mylan or New Mylan for all periods following the consummation of the transactions contemplated by this Agreement, include each Acquired Company and each Acquired Company Subsidiary to be acquired pursuant to this Agreement and any Person it creates to consummate the transactions contemplated by this Agreement; provided that no Acquired Company or Acquired Company Subsidiary shall be deemed to be an “Affiliate” of Mylan or New Mylan unless and until legal title to the Securities of such Person has transferred to New Mylan or its Affiliates in accordance with the terms and provisions of this Agreement and the Ancillary Agreements. The Parties expressly acknowledge and agree that, for purposes of this Agreement, notwithstanding the Beneficial Ownership by Abbott and its Affiliates of the Consideration Shares at the Closing or any rights of Abbott and its Affiliates under the Shareholder Agreement or any other Ancillary Agreement, New Mylan and its Affiliates (including any Acquired Company or Acquired Company Subsidiary following the transfer of legal title to the Securities of such Person pursuant to this Agreement or any Ancillary Agreement) shall not be deemed “Affiliates” of Abbott and its Affiliates.
“Agreed Form” means an agreement, document or other instrument in the form attached to this Agreement or, if no form is attached, in such form as is reasonably satisfactory to the Parties, unless otherwise provided in this Agreement.
“Agreement” means this Amended and Restated Business Transfer Agreement and Plan of Merger, including all Schedules and Exhibits hereto, as it may be amended from time to time in accordance with its terms.
“Alternative Proposal” means any proposal or offer from any Person, whether or not in writing or subject to any conditions or qualifications, for or relating to any direct or indirect (i) merger, binding share exchange, recapitalization, reorganization, liquidation, dissolution, business combination or consolidation, or any similar transaction, involving New Mylan or Mylan, pursuant to which such Person (or the shareholders of such Person) would acquire, directly or indirectly, fifty percent (50%) or more of the aggregate voting power of New Mylan or Mylan or of the surviving entity in a merger involving New Mylan or Mylan or the resulting direct or indirect parent of New Mylan or Mylan or such surviving entity, (ii) sale, lease, license, exchange, mortgage, pledge, transfer or other acquisition or assumption of fifty percent (50%) or more of the consolidated net revenues, net income or assets (based on the fair market value thereof) of New Mylan, Mylan and their respective Subsidiaries, taken as a whole, in one or a series of related transactions, or (iii) purchase, tender offer, exchange offer or other acquisition (including by way of merger, consolidation, share exchange or otherwise) that if consummated would result in the Beneficial Ownership by any Person of Securities representing fifty percent (50%) or more of the then-outstanding New Mylan Ordinary Shares or Mylan Common Stock (or of the shares of the surviving entity in a merger or of the direct or indirect parent of the surviving entity in a merger, in each case involving New Mylan or Mylan); provided that the term “Alternative Proposal” shall not include the Merger, the Business Transfer or the other transactions contemplated by this Agreement.
“Ancillary Agreements” means all written agreements, instruments, assignments or other arrangements (other than this Agreement) entered into by the Parties or any of their respective Affiliates in connection with the transactions contemplated by this Agreement, including the following: (a) the Share Transfer Documents; (b) the Shareholder Agreement; (c) the Transition Services Agreement; (d) the Joint Products Agreement; (e) the Manufacturing and Supply Agreements and (f) the Reorganization Transfer Documents.
“Automatic Shelf Registration Statement” means an automatic shelf registration statement (as defined in Rule 405 under the Securities Act) on Form S-3.
“Beneficial Owner” means, with respect to any Securities, the “beneficial ownership” of such Securities for purposes of Rule 13d-3 or 13d-5 under the Exchange Act (as in effect on the date of this Agreement). The terms “Beneficially Own” and “Beneficial Ownership” shall have a correlative meaning.
“Book Rate” means for any currency other than United States Dollars, the foreign exchange rates as set forth on Exhibit E.
“Books, Records and Files” means any studies, reports, records (including shipping and personnel records), books of account, invoices, Contracts, instruments, surveys, data (including financial, sales, purchasing and operating data), computer data, disks, tapes, marketing plans, customer lists, supplier lists, correspondence and other documents.
“Breda Distribution Site” means the distribution site of Abbott and its Affiliates located at Minervum 7201, 4817 ZJ Breda, the Netherlands.
“Business” means the business, operations and activities conducted at any time prior to the Closing by the Established Pharmaceutical Products segment of Abbott or any of its Affiliates of (a) developing, manufacturing, distributing, packaging, storing, or transporting the Products including regulatory functions supporting the foregoing, in each case, solely in and for the Territories; (b) marketing, promoting, using, selling or offering for sale the Products including regulatory functions supporting the foregoing, in each case, solely in the Territories; and (c) manufacturing, packaging, storing or transporting at and from the Manufacturing Facilities of products for any third parties including regulatory functions supporting the foregoing; provided, that in no event will the Business include (i) the manufacture or development of Creon® and (ii) any business, operations or activities conducted by CFR Pharmaceuticals S.A. or OJSC Veropharm or any of their respective Affiliates or any joint venture in which either of them holds an interest, regardless of where located.

“Business Contracts” means all Contracts that are used in the Business or relate to any Transferred Business Asset or Assumed Business Liability other than (a) licenses for Intellectual Property, (b) Manufacturing Contracts, (c) Site Contracts or (d) Employee Plans.
“Business Day” means any day that is not a Saturday, a Sunday or other day on which banks are required or authorized by Law to be closed in (a) the City of New York, State of New York, (b) the City of Harrisburg, Commonwealth of Pennsylvania or (c) the jurisdiction of formation or organization of any Acquired Company.
“Business IP License Agreements” means each Contract to which Abbott or any of its Affiliates is a party under which Intellectual Property that is used exclusively in the Business is licensed (a) from Abbott or any of its Affiliates to any other Person or (b) to Abbott or any of its Affiliates from any other Person.
“Business Know-How” means any Know-How in existence as of the Closing that is used in (a) the Business and (b) the manufacture of Creon®.
“Business Material Adverse Effect” means, with respect to the Business, a Change that individually or in the aggregate (a) has had or would reasonably be expected to have a material adverse effect on the business, financial condition, operations or results of operations of the Business, taken as a whole, or (b) prevents or materially impairs or materially delays, or would reasonably be expected to prevent or materially impair or materially delay, the ability of Abbott to consummate the transactions contemplated by this Agreement (including the Reorganization and the Business Transfer); provided that, solely for purposes of clause (a), none of the following shall be deemed, either alone or in combination, to constitute, and none of the following shall be taken into account in determining whether there has been, a Business Material Adverse Effect: (i) any Change generally affecting economic, regulatory or political conditions, (ii) any Change generally affecting the financial, credit, securities or other capital markets in the United States or any foreign jurisdiction, (iii) any Change generally affecting the industry in which the Business operates, (iv) any hurricane, tornado, flood, earthquake, tsunami, volcanic eruption or other natural disaster, (v) any Change occurring in national or international political conditions, including acts of war, sabotage or terrorism, or any escalation or worsening of any such acts of war, sabotage or terrorism, (vi) any Change occurring after the date of this Agreement in applicable Law or GAAP, (vii) the public announcement of the execution of this Agreement (provided, however, that this clause (vii) shall not apply to the use of Business Material Adverse Effect in Section 4.4 or the closing condition set forth in Section 10.3(a) to the extent that such condition relates to the representations and warranties set forth in Section 4.4) and (viii) any failure by Abbott with respect to the Business to meet any internal or published projections, forecasts or revenue or earnings predictions for any period ending on or after the date of this Agreement (but not the facts or circumstances underlying or giving rise to such failure), except, with respect to the foregoing clauses (i) through (vi), to the extent that the effects of any such matter are, or would reasonably be expected to be, disproportionately adverse to the business, financial condition, operations or results of operations of the Business, taken as a whole, as compared to other companies operating in the industries and markets in which the Business operates.
“Business Transfer” means the sale, conveyance, assignment, transfer and delivery by Abbott and its Continuing Affiliates to, and the purchase and acquisition by New

Mylan of, (a) the French Business IP Assets and (b) following the consummation of the Reorganization, the Acquired Shares.
“cGMPs” means the current good manufacturing practices applicable from time to time to the manufacturing of products, including the current good manufacturing practices as specified and enforced under various guidelines including (a) the EUDRALEX Vol. 4 “Medicinals for Human and Veterinary Use: Good Manufacturing Practice”, in particular Part II “Basic Requirements for Active Substances used as Starting Materials” (03 October 2005), and applicable Annexes to Vol. 4, (b) the ICH (International Conference on Harmonisation of Technical Requirements for the Registration of Pharmaceuticals for Human Use) guidelines, including ICH Q7 “ICH Good Manufacturing Practice Guide for Active Pharmaceutical Ingredients”, (c) the Ordinance of the MHLW (the Ministry of Health, Labour and Welfare of Japan) on Standards for Manufacturing Control and Quality Control for Drugs and Quasi-drugs and (d) the WHO guidelines “Quality assurance of pharmaceuticals: a compendium of guidelines and related materials”, volume 2 and relevant annexes.
“Change” means a change, circumstance, condition, event, effect, development or state of facts.
“Code” means the Internal Revenue Code of 1986, as amended.
“Competition/Investment Law” means any Law that is designed or intended to prohibit, restrict or regulate (a) foreign investment or (b) antitrust, monopolization, restraint of trade or competition.
“Consent” means any consent, approval, authorization, waiver, permit, grant, license, agreement, certificate, exemption, order, registration, clearance, declaration, filing or notice of, with or to any Person or under any Law, or the expiration or termination of a waiting period under any Competition/Investment Law.
“Constituent Documents” means, with respect to any Person, collectively, its organizational documents, including any certificate of incorporation, notarial deed of incorporation, certificate of formation, articles of organization, articles of association, business rules and regulations, bylaws, operating agreement, certificate of limited partnership, partnership agreement, equityholders’ agreement and/or certificates of existence, as applicable.
“Continuing Affiliate” means any Affiliate of Abbott after the Closing; it being agreed and understood that any Acquired Company and any Acquired Company Subsidiary for which legal title to its Securities shall transfer to New Mylan or one of its Affiliates following the Closing pursuant to a Delayed Reorganization Closing shall not be considered Continuing Affiliates.
“Contract” means any contract, agreement, lease, sublease, license, commitment, understanding, arrangement, undertaking, warranty, guaranty, letter of credit, option, right, other instrument or other consensual obligation, whether written or oral.
“Current Assets” means the aggregate value of the Transferred Inventory and the Transferred Receivables as of the open of business on the Closing Date, in each case calculated in accordance with Abbott’s internal accounting policies set forth on Exhibit F and in a manner consistent with the preparation of the Statement of Investment Responsibility (determined on a country-by-country basis in local currency and then converted into United States Dollars at the applicable Book Rates).
“Current Liabilities” means the aggregate value of the trade accounts payable, accrued salaries and wages and other accrued current Liabilities line items on the Statement of Investment Responsibility of the Business (other than current Liabilities between Abbott and any of its Affiliates, or between any Affiliate of Abbott and any other Affiliate of Abbott) as of the open of business on the Closing Date, in each case calculated in accordance with Abbott’s internal accounting policies set forth on Exhibit F and in a manner consistent with the preparation of the Statement of Investment Responsibility (determined on a country-by-country basis in local currency and then converted into United States Dollars at the applicable Book Rates).
“Development Program” means any development program to the extent conducted for the Territories, with respect to the Products (other than Creon®), as such program exists as of the Closing.
“Encumbrance” means any charge, claim, mortgage, land charge, encumbrance, encroachment, easement, right-of-way, title defect, priority notice, attachment, levy, lease or sublease, license or sublicense, pledge, security interest, option or other right to acquire an interest, right of first refusal, restriction or other lien, including any restriction on the ownership, use, voting, transfer, assignment, possession, receipt of income or other exercise of any attributes of ownership.
“Equity Right” means, with respect to any Person, any Security or obligation convertible into or exercisable or exchangeable for, or giving any Person any right to subscribe for or acquire, any options, calls, restricted stock, deferred stock awards, stock units, “phantom” awards, dividend equivalents or commitments relating to, or any stock appreciation rights or other instruments the value of which is determined in whole or in part by reference to the market price or value of, shares of capital stock or earnings of such Person.
“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.
“Exchange Act” means the Securities Exchange Act of 1934, as amended.
“Exchange Rate” means the exchange rate between the applicable local currency and United States Dollars as observed by Bloomberg (ask rate or, if the local currency is in Euros, bid rate) at 9:00 a.m. Eastern Time on any given day.
“Excluded Taxes” means, without duplication, (a) all Taxes of the Acquired Companies or the Acquired Company Subsidiaries or otherwise relating to the Business for any Pre-Closing Tax Period, (b) all Taxes of Abbott and the Continuing Affiliates for any taxable period, (c) all Taxes of any Person for which any Acquired Company or Acquired Company Subsidiary becomes liable (i) as a result of being a member of a consolidated, unitary, combined or similar group prior to the Closing Date or (ii) as a transferee or successor, by Contract or otherwise, to the extent such Taxes described in this subclause (ii) relate to an event or transaction occurring before the Closing and (d) all Taxes (including Transfer Taxes) applicable to the conveyance and transfer of the Transferred Business Assets in the Reorganization, the conveyance and transfer of the French Business IP Assets from the French IP Seller to New Mylan, the conveyance and transfer of the Acquired Shares from Abbott and the Continuing Affiliates to New Mylan and its Affiliates and any other transfer or documentary Taxes in connection therewith; provided that Excluded Taxes shall not include (x) any Taxes that are able to be recovered by New Mylan or an Acquired Company or an Acquired Company Subsidiary following their transfer to New Mylan or (y) any Taxes included in the determination of Final Modified Working Capital.
“Financial Indebtedness” of any Person means, without duplication, (a) all indebtedness of such Person for borrowed money, (b) all obligations of such Person in connection with accounts receivable factoring arrangements, (c) all obligations of such Person evidenced by notes, bonds, debentures or similar instruments, including obligations so evidenced incurred in connection with the acquisition of property, assets or businesses, (d) all obligations of such Person as an account party in respect of letters of credit and bankers’ acceptances, (e) all obligations of such Person in connection with interest rate protection agreements, foreign currency exchange agreements or other hedging or similar arrangements, (f) all indebtedness of any other Person referred to in clauses (a) through (e) above secured by (or for which the holder of such indebtedness has an existing right, contingent or otherwise, to be secured by) any Encumbrance upon or in property (including accounts and Contract rights) owned by such Person and (g) agreements, undertakings or arrangements by which such Person guarantees, endorses or otherwise is liable, contingent or otherwise, for the indebtedness referred to in clauses (a) through (e) above of any other Person.
“French Business IP Assets” means those Transferred Patents owned by the French Business IP Seller and set forth on Schedule 1.1(a).
“French Business IP Seller” means Laboratoires Fournier S.A.S, a simplified corporation (Société par actions simplifiée) organized under the Laws of France.
“French Business IP Transfer Agreement” means the agreement in Agreed Form for the transfer of the French Business IP Assets to New Mylan.
“GAAP” means United States generally accepted accounting principles.
“Governmental Authority” means any (a) nation, region, state, county, city, town, village, district or other jurisdiction, (b) federal, state, local, municipal, foreign or other government, (c) department, agency or instrumentality of a foreign or other government, including any state-owned or state controlled instrumentality of a foreign or other government, (d) governmental or quasi-governmental entity of any nature (including any governmental agency, branch, department or other entity and any court or other tribunal), (e) international or multinational organization formed by states, governments or other international organizations, (f) organization that is designated by executive order pursuant to Section 1 of the United States International Organizations Immunities Act (22 U.S.C. 288 of 1945), as amended, or (g) other body (including any industry or self-regulating body) exercising, or entitled to exercise, any administrative, executive, judicial, legislative, police or regulatory authority or power of any nature (including, in any respect, Taxes).
“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.
“Insurance Proceeds” means, with respect to any insured party, those monies, net of any applicable premium adjustments (including reserves and retrospectively rated premium adjustments) and net of any costs or expenses incurred in the collection thereof, which are: (a) received by such insured party from an insurance carrier or its estate; (b) paid by an insurance carrier or its estate on behalf of such insured party; or (c) received (including by way of setoff) by such insured party from any third party in the nature of insurance, contribution or indemnification in respect of any Loss.
“Intellectual Property” means all intellectual property rights of any kind, including (a) Patents, (b) Trademarks, (c) published and unpublished works of authorship and copyrights therein, and copyright registrations and applications for registration thereof and all renewals, extensions, restorations and reversions thereof, (d) software, data, databases and compilations of information and (e) Know-How.
“Joint Products Agreement” means the joint products agreement, in Agreed Form, to be entered into between Abbott and New Mylan containing the terms and conditions set forth on Exhibit G.
“Know-How” means all technical, scientific and other know-how, trade secrets, information, inventions, developments, knowledge, technology, research, means, methods, processes, practices, formulas, instructions, skills, techniques, procedures, experiences, ideas, technical assistance, designs, drawings, assembly procedures, computer programs, apparatuses, specifications and data, results and other material, including drug discovery and development technology, assays and any other methodology, manufacturing procedures, test procedures and purification and isolation techniques, whether or not confidential, proprietary, patented or patentable and whether in written, electronic or any other form now known or hereafter developed.
“Knowledge” means, when used in connection with Abbott with respect to any matter in question, the actual knowledge of the Persons set forth on Schedule 1.1(b) and, when used in connection with Mylan with respect to any matter in question, the actual knowledge of the Persons set forth on Schedule 1.1(c).
“Law” means any national, federal, state, provincial, local, municipal, foreign, international, multinational or other constitution, law (including common law), statute, treaty, directive, rule, regulation, ordinance, code, Permit, Order or other legally enforceable requirement, agreement, procedure or interpretation of any Governmental Authority.
“Lease” means each lease, sublease, license or similar agreement pursuant to which Abbott or any of its Affiliates occupies Leased Business Real Property.

“Leased Business Real Property” means, collectively, each parcel of Real Property that is (a) used primarily in the Business and (b) leased, subleased, licensed or occupied pursuant to the terms of a similar agreement by Abbott or one of its Affiliates, as tenant; provided that Leased Business Real Property shall not include Retained Real Property.
“Liabilities” means any and all debts, liabilities and obligations, whether accrued or fixed, absolute or contingent, known or unknown, matured or unmatured or determined or determinable, including those arising under any Law, Action or Order and those arising under any Contract.
“Losses” means any and all losses, damages, costs, Taxes, deficiencies, assessments, fees and expenses, including interest, penalties, fines, reasonable fees of attorneys’ and other advisors’ and other reasonable expenses and costs of defense; provided, that “Losses” shall not include any incidental, consequential, exemplary, indirect, special or punitive damages, including loss of future revenue, income or profits, business interruption, diminution of value or loss of business reputation or opportunity (except to the extent any such damages are the subject of a Third Party Claim).
“Manufacturing and Supply Agreements” means the manufacturing and supply agreements, each in the form attached as Exhibit H, to be entered into between Abbott or a Continuing Affiliate, on the one hand, and an Acquired Company or an Acquired Company Subsidiary, on the other hand, in connection with the Reorganization.
“Manufacturing Contracts” means Contracts (other than any license agreement for Intellectual Property) relating to the conduct of the operations at the Manufacturing Facilities.
“Manufacturing Facilities” means the Owned Real Property that is set forth on Schedule 1.1(d).
“Mixed-Use IP License Agreements” means each Contract to which Abbott or any of its Affiliates is a party under which Intellectual Property that is used in both the Business and any Other Abbott Businesses is licensed (a) from Abbott or any of its Affiliates to any other Person or (b) to Abbott or any of its Affiliates from any other Person.
“Modified Working Capital” means Current Assets less Current Liabilities.
“Mylan Common Stock” means the common stock, par value $0.50 per share, of Mylan.
“Mylan Financial Statements” means the consolidated financial statements of Mylan and the Mylan Subsidiaries included in the Mylan SEC Documents together, in the case of year-end statements, with reports thereon by Deloitte & Touche LLP, the independent auditors of Mylan for the periods included therein, including in each case a consolidated balance sheet, a consolidated statement of income, a statement of comprehensive income, a consolidated statement of stockholders’ equity and a consolidated statement of cash flows, and accompanying notes.

“Mylan Fundamental Representations” means the representations and warranties of the Mylan Parties contained in Section 5.1, Section 5.2(a), Section 5.3, Section 5.4 and Section 5.12.
“Mylan Material Adverse Effect” means, with respect to Mylan, a Change that individually or in the aggregate (a) has had or would reasonably be expected to have a material adverse effect on the business, financial condition, operations or results of operations of Mylan and its Subsidiaries, taken as a whole, or (b) prevents or materially impairs or materially delays, or would reasonably be expected to prevent or materially impair or materially delay, the ability of Mylan to consummate the transactions contemplated by this Agreement (including the Merger); provided that, solely for purposes of clause (a), none of the following shall be deemed, either alone or in combination, to constitute, and none of the following shall be taken into account in determining whether there has been, a Mylan Material Adverse Effect: (i) any Change generally affecting economic, regulatory or political conditions, (ii) any Change generally affecting the financial, credit, securities or other capital markets in the United States or any foreign jurisdiction, (iii) any Change generally affecting the industries in which Mylan and its Subsidiaries operate, (iv) any hurricane, tornado, flood, earthquake, tsunami, volcanic eruption or other natural disaster, (v) any Change occurring in national or international political conditions, including acts of war, sabotage or terrorism, or any escalation or worsening of any such acts of war, sabotage or terrorism, (vi) any Change occurring after the date of this Agreement in applicable Law or GAAP, (vii) the public announcement of the execution of this Agreement (provided, however, that this clause (vii) shall not apply to the use of Mylan Material Adverse Effect in the representations and warranties set forth in Section 5.6 or in the closing condition set forth in Section 10.3(a) to the extent that such condition relates to the representations and warranties set forth in Section 5.6), (viii) any failure by Mylan or its Subsidiaries to meet any internal or published projections, forecasts or revenue or earnings predictions for any period ending on or after the date of this Agreement (but not the facts or circumstances underlying or giving rise to such failure) or (ix) any change in the market price or trading volume of the Securities of Mylan (but not the facts or circumstances underlying or giving rise to any such change), except, with respect to the foregoing clauses (i) through (vi), to the extent that the effects of any such matter are, or would reasonably be expected to be, disproportionately adverse to the business, financial condition, operations or results of operations of Mylan and its Subsidiaries, taken as a whole, as compared to other companies operating in the industries and markets in which Mylan and its Subsidiaries operate.
“Mylan Preferred Stock” means the preferred stock, par value $0.50 per share, of Mylan.
“Mylan Stock Plan” means the Amended and Restated 2003 Long-Term Incentive Plan.
“New Mylan Ordinary Shares” means the ordinary shares of New Mylan, with nominal value of €0.01 per share.
“New Mylan Preferred Shares” means the preferred shares of New Mylan, with nominal value of €0.01 per share.

“Order” means any charge, order, writ, injunction, judgment, decree, ruling, stipulation, determination, directive or award of any Governmental Authority.
“Other Abbott Businesses” means all businesses conducted as of the Closing by Abbott and its Affiliates, in each case that are not included in the Business. Other Abbott Businesses also include the activities of Abbott’s corporate departments, administrative departments and other support functions.
“Other Transferred Intellectual Property” means all Intellectual Property (other than Patents, Trademarks and Know-How) owned by Abbott or any of its Affiliates that is used exclusively in the Business.
“Owned Business Real Property” means, collectively, each parcel of Owned Real Property (other than the Manufacturing Facilities) that is used primarily in the Business; provided that Owned Business Real Property shall not include Retained Real Property.
“Owned Real Property” means all the Real Property in which Abbott or any Affiliate of Abbott has a fee title (or equivalent) interest.
“Patents” means all patents, patent applications, utility models, utility model applications, petty patents, design patents and invention and patent disclosures, together with all reissues, continuations, continuations-in-part, divisions, revisions, extensions, restorations and reexaminations thereof.
“PBCL” means the Pennsylvania Business Corporation Law of 1988, as amended.
“Permit” means, other than any Registration, any approval, Consent, ratification, waiver, exemption, license, permit, concession, franchise, variance, registration, Order, clearance or other authorization issued by a Governmental Authority.
“Permitted Encumbrances” means (a) liens of landlords, liens of carriers, warehousemen, mechanics and materialmen and other similar liens imposed by Law arising in the ordinary course of business for sums not yet due and payable or by operation of Law if the underlying obligations are not delinquent or which are being contested in good faith through appropriate Action, (b) liens for Taxes and other governmental charges and assessments that are not yet due and payable or are being contested in good faith by appropriate Action during which collection or enforcement against the applicable asset is stayed, (c) liens securing rental payments under capital lease arrangements, (d) restrictions on the transferability of Securities arising under applicable Securities Laws and (e) in respect of Real Property, easements, rights-of-way, licenses, utility agreements, restrictions and other similar encumbrances that (i) do not secure Financial Indebtedness or constitute options, rights of first refusal or other pre-emptive rights to purchase such Real Property and (ii) individually or in the aggregate, do not, and would not reasonably be expected to, materially impair the use or occupancy of the Real Property subject thereto in the ordinary course of business.
“Person” means any individual, corporation, limited liability company, general or limited partnership, joint venture, association, trust, unincorporated organization or Governmental Authority or any other entity.

“Pre-Closing Tax Period” shall mean any taxable period (or portion thereof) ending before the Closing Date.
“Products” means, collectively, the products marketed, promoted and sold by the Established Pharmaceutical Products segment of Abbott and its Affiliates in the Territories, including the products listed on Schedule 1.1(e).
“Real Property” means all land and buildings and other structures, facilities or improvements located thereon and all easements, licenses, rights and appurtenances relating to the foregoing.
“Registration Statement” means the registration statement on Form S-4 under the Securities Act, pursuant to which the New Mylan Ordinary Shares shall be issued in connection with the Merger, and any amendments or supplements thereto.
“Registrations” means the authorizations, registrations, approvals, clearances, licenses, certificates or exemptions issued by any Regulatory Authorities of any applicable jurisdiction, product recertifications, manufacturing approvals and authorizations, pricing and reimbursement approvals and labeling approvals used in the Business.
“Regulatory Authority” means any supranational (e.g., the European Commission, the European Chemicals Agency, the Counsel of the European Union, the European Medicines Agency), national (e.g., the Japanese Ministry of Health, Labour and Welfare, the Japanese Pharmaceuticals and Medical Devices Agency, Health Canada and the Australian Therapeutic Goods Administration), regional, federal, state, provincial or local regulatory agency, department, bureau, commission, counsel or other Governmental Authority, regulating or otherwise exercising authority over the Business.
“Reimbursement Amount” means the amount, not to exceed $100,000,000 in the aggregate, of all (a) Taxes paid or accrued as of the date of termination of this Agreement by Abbott or its Affiliates arising from the implementation of the Reorganization in accordance with the Reorganization Plan and (b) out-of-pocket costs and expenses (including fees and expenses of legal counsel, accountants, investment bankers, experts, valuation firms, appraisers and consultants) incurred as of the date of termination of this Agreement by Abbott and its Affiliates in connection with this Agreement and the transactions contemplated hereby.
“Reimbursement Amount Statement” means a written statement, executed on behalf of Abbott by a duly authorized officer, setting forth Abbott’s calculation of the Reimbursement Amount.
“Reorganization Committee” means a committee consisting of an equal number of members from Mylan and members from Abbott, in each case as appointed by the applicable Party from time to time by written notice to the other Party.
“Reorganization Transfer Documents” means, collectively, such deeds, bills of sale, business transfer agreements, asset transfer agreements, demerger deeds or plans, Intellectual Property transfer agreements, endorsements, assignments, assumptions (including Liability assumption agreements), leases, subleases, affidavits and other instruments of sale, conveyance, lease, transfer and assignment between Abbott or any Continuing Affiliate, on the one hand, and the Acquired Companies or the Acquired Company Subsidiaries, on the other hand, as may be reasonably necessary or advisable under the Laws of the relevant jurisdictions to effect the Reorganization in compliance in all respects with the Reorganization Plan, in each case, in Agreed Form.
“Resale Registration Statement” means an Automatic Shelf Registration Statement filed by New Mylan under which the Consideration Shares (or portion thereof designated by Abbott) are registered for public resale or, if New Mylan is not then eligible to file an Automatic Shelf Registration Statement, a registration statement on Form S-3, Form S-1 or other applicable form of SEC registration statement filed by New Mylan permitting the public resale of the Consideration Shares (or portion thereof designated by Abbott) in accordance with the requirements of the Securities Act.
“Retained Real Property” means the Real Property listed on Schedule 1.1(f).
“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002, as amended.
“SEC” means the United States Securities and Exchange Commission.
“Securities” means, with respect to any Person, any class or series of common stock, preferred stock, membership interest and any other equity securities or capital stock of such Person, however described and whether voting or non-voting.
“Securities Act” means the Securities Act of 1933, as amended.
“Share Sellers” means the Continuing Affiliates set forth on Schedule 1.1(g) or any other additional or replacement Continuing Affiliate that Abbott designates to Mylan in writing prior to the Closing as a seller of Acquired Shares; provided that any such additional or replacement Continuing Affiliate may only be so designated by Abbott in accordance with Section 6.2(a).
“Share Transfer Documents” means the short-form share transfer agreements, forms, notarial deeds, instruments or other similar documents necessary to transfer to New Mylan the Acquired Shares in accordance with the Laws of the jurisdiction of organization, incorporation or formation of the applicable Acquired Company (including any necessary notarizations, legalizations or other attestation and execution formalities to the extent required by applicable Law), in each case, in Agreed Form and subject to the terms and conditions of this Agreement.
“Shareholder Agreement” means the shareholder agreement in the form attached as Exhibit I, to be entered into between Abbott, the Share Sellers, the French Business IP Seller and New Mylan.
“Site Contracts” means Contracts (other than any license agreement for Intellectual Property) relating to the leasing, maintenance, outfitting or other operation of any Owned Business Real Property or any Leased Business Real Property, but excluding Contracts that exclusively relate to any activities of the Other Abbott Businesses that may be conducted at any such location.
“Stock Exchange” means the Nasdaq Global Select Market or the New York Stock Exchange, as determined by New Mylan in its sole discretion.
“Subsidiary” means, with respect to a specified Person, any corporation or other Person of which Securities or other interests having the power to elect a majority of that corporation’s or other Person’s board of directors or similar governing body, or otherwise having the power to direct the business and policies of that corporation or other Person (other than Securities or other interests having such power only upon the happening of a contingency that has not occurred) are held by such specified Person or one or more of its Subsidiaries.
“Tax” or “Taxes” means any U.S. federal, state, local or non-U.S. taxes, charges, fees, duties, tariffs, levies or other assessments, including income, gross receipts, net proceeds, ad valorem, turnover, real property, personal property, sales, use, franchise, excise, value added, goods and services, license, payroll, unemployment, environmental, customs duties, capital stock, disability, stamp, user, transfer, fuel, excess profits, occupational and interest equalization, windfall profits, alternative or add-on minimum, estimated, registration, withholding, social security (or similar) or other tax of any kind whatsoever, whether computed on a separate or consolidated, unitary or combined basis or in any other manner, including any interest, penalty or addition thereto, whether disputed or not.
“Tax Return” means any return, report, declaration, election, estimate, information statement, claim for refund and return or other document (including any related or supporting information and any amendment to any of the foregoing) filed or required to be filed with any taxing authority with respect to Taxes.
“Territories” means the territories listed on Schedule 1.1(h).
“Trademarks” means all trademarks, trade names, brand names, domain names, service marks, trade dress, logos and all other source indicators, including all goodwill associated therewith and all applications, registrations and renewals in connection therewith.
“Transfer Taxes” means any transfer, documentary, sales, use, registration, value-added and other similar Taxes (including all applicable real estate transfer Taxes and real property transfer gains Taxes).
“Transferred Intellectual Property” means the Transferred Trademarks, the Other Transferred Intellectual Property, the Business Know-How and the Transferred Patents (including the French Business IP Assets).
“Transferred Inventory” means (a) all raw materials, active pharmaceutical ingredients, excipients, intermediaries, supplies, samples, packaging and other materials, works in process, semi-finished and finished Products (i) held at, or in transit to (only to the extent owned as per the terms of supply), the Manufacturing Facilities or (ii) owned by Abbott Products Operations AG or Abbott Logistics B.V. and allocable to the Business in a manner consistent with the preparation of the Statement of Investment Responsibility, (b) finished Products that are in transit to (only to the extent owned as per the terms of supply) the distribution sites of Abbott, any Affiliate of Abbott or any third party and designated by SKU for sale or distribution in the Territories, (c) finished Products that are located at the distribution sites of Abbott or any Affiliate of Abbott located within the Territories other than at the Breda Distribution Site or the Veghel Distribution Site and (d) finished Products that are located at the Breda Distribution Site or the Veghel Distribution Site or the distribution site of any third party to the extent designated by SKU for sale or distribution in the Territories.
“Transferred Patents” means, other than Patents for Creon®, all Patents owned by Abbott or any of its Affiliates that are used in the Business and issued by or filed with a Governmental Authority in any of the Territories, including the Patents set forth on Schedule 1.1(i).
“Transferred Receivables” means all accounts, notes and other receivables (other than intercompany accounts, notes and other receivables between Abbott and any of its Affiliates, or between any Affiliate of Abbott and any other Affiliate of Abbott) resulting from sales by Abbott or its Affiliates of Products or services to the extent generated by the Business, whether current or noncurrent, and any interest on such receivables.
“Transferred Trademarks” means all Trademarks (other than the Abbott Brands) owned by Abbott or any of its Affiliates that are used in the Business and issued by or filed with a Governmental Authority in any of the Territories, including the Trademarks set forth on Schedule 1.1(j).
“United States” means the United States of America and its territories and possessions.
“U.S. Business Day” means any day that is not a Saturday, a Sunday or other day on which banks are required or authorized by Law to be closed in the City of New York, State of New York.
“Veghel Distribution Site” means the distribution site of Abbott and its Affiliates located at De Amert 603 5462 GH Veghel, the Netherlands.
“VWAP” means the per share volume-weighted average price of New Mylan Ordinary Shares as displayed under the heading VWAP Bloomberg on the Bloomberg (or, if Bloomberg ceases to publish such price, any successor service reasonably agreed by Abbott and New Mylan) page for New Mylan (or the equivalent successor if such page is not available) in respect of the Closing Date from the open of trading on the Closing Date until the close of trading on the Closing Date.
“Willful Breach” means (a) in the case of a breach of a covenant or other agreement set forth in this Agreement, a material breach of any covenant or agreement set forth in this Agreement by a Party which is the direct consequence of a deliberate act or deliberate failure to act by such Party (i) with the Knowledge that the taking of such act or failure to take such act would cause a material breach of this Agreement, or (ii) without a good faith belief that such act or failure to act was permitted by this Agreement and (b) in the case of a breach of a representation or warranty set forth in this Agreement, actual fraudulent misrepresentation, where such representation or warranty was deliberately made and known to be materially untrue; provided, however, that any breach or failure to perform any of the covenants or other agreements contained in this Agreement by a Party’s representatives who are not directors, officers, employees, shareholders, partners or members of such Party shall not constitute a Willful Breach unless the action or omission of such representative giving rise to such breach or failure was taken at the direction, or with the Knowledge, of Abbott or Mylan, as applicable, and would (absent this proviso) constitute a Willful Breach.
1.2    Glossary of Defined Terms. The following terms have the meanings set forth in the Sections set forth below:

Definition	Section
“$”	1.1
“Abbott”	Preamble
“Abbott Brands”	1.1
“Abbott Contractual Trust Arrangement”	8.4(b)(ii)
“Abbott Disclosure Letter”	Article 4
“Abbott Employees”	7.21(c)
“Abbott ESPPs”	8.6
“Abbott Fundamental Representations”	1.1
“Abbott Indemnitees”	12.2
“Abbott Option”	8.7(a)
“Abbott Proposed Amount”	3.4(b)
“Abbott Restricted Stock”	8.7(b)
“Abbott RSU”	8.7(c)
“Abbott Tax Representations”	1.1
“Abbott Transferor DC Plans”	8.5(a)
“Abbott Transferor Pension Plans”	8.4(a)
“Abbott Transferred DC Employees”	8.5(a)
“Abbott Transferred Pension Plan Employees”	8.4(a)
“Acquired Business”	7.21(a)(v)
“Acquired Companies”	1.1
“Acquired Company Cash Amount”	7.17(b)
“Acquired Company Subsidiary”	4.2(a)
“Acquired Competing Business”	7.21(a)(v)
“Acquired Shares”	Recitals
“Action”	1.1
“Additional Company”	6.2(b)
“Additional Matters”	1.1
“Affiliate”	1.1
“affiliated”	1.1
“Agreed Form”	1.1
“Agreement”	1.1
“Allocation Dispute Notice”	2.11(a)
“Allocation Firm”	2.11(a)
“Alternative Proposal”	1.1
“Ancillary Agreements”	1.1

Definition	Section
“Articles of Merger”	2.4
“Arzneimittel Trust”	8.4(b)(ii)
“Assumed Business Liabilities”	6.5
“Audited Financial Statements”	7.19(a)
“Automatic Shelf Registration Statement”	1.1
“Beneficial Owner”	1.1
“Beneficial Ownership”	1.1
“Beneficially Own”	1.1
“Book Rate”	1.1
“Books, Records and Files”	1.1
“Breda Distribution Site”	1.1
“Business”	1.1
“Business Contracts”	1.1
“Business Day”	1.1
“Business Employee”	8.1(a)(i)
“Business IP License Agreements”	1.1
“Business Know-How”	1.1
“Business Material Adverse Effect”	1.1
“Business Transfer”	1.1
“cGMPs”	1.1
“Change”	1.1
“Closing”	3.1
“Closing Date”	3.1
“Code”	1.1
“Collective Bargaining Agreements”	4.12(e)
“Competing Business”	7.21(a)
“Competition/Investment Law”	1.1
“Confidentiality Agreement”	7.7(c)
“Consent”	1.1
“Consideration Shares”	2.1(b)
“Constituent Documents”	1.1
“Consultant”	3.4(b)
“Consultant Amount”	3.4(b)
“Continuing Affiliate”	1.1
“Contract”	1.1
“control”	1.1
“controlled by”	1.1
“CTA Overfunding”	8.4(b)(ii)
“CTA Underfunding”	8.4(b)(ii)
“Current Assets”	1.1
“Current Liabilities”	1.1
“DC Transfer Amount”	8.5(b)
“Delayed Reorganization Closing”	6.7(a)
“Delayed Reorganization Jurisdiction”	6.7(a)
“Described Contracts”	4.11(b)
“Development Program”	1.1

Definition	Section
“Direct Claim”	12.3(b)
“Direct Claim Notice”	12.3(b)
“Directive”	8.10
“Dispute Notice”	3.4(b)
“Dutch Compensation Amount”	2.1(d)
“Effective Time”	2.4
“Employee Plans”	4.12(a)
“Encumbrance”	1.1
“Equity Right”	1.1
“ERISA”	1.1
“EU Merger Regulation”	4.4(b)
“Evaluation Material”	7.7(c)
“Exchange Act”	1.1
“Exchange Agent”	2.2
“Exchange Fund”	2.9(a)
“Exchange Rate”	1.1
“Exchange Ratio”	2.8(a)
“Excluded Assets”	6.4
“Excluded Liabilities”	6.6
“Excluded Taxes”	1.1
“Final Allocations”	2.11(b)
“Final Modified Working Capital”	3.4(b)
“Final Share Allocation”	2.11(a)
“Financial Indebtedness”	1.1
“Former Business Employee”	8.1(a)(ii)
“French Business IP Assets”	1.1
“French Business IP Seller”	1.1
“French Business IP Transfer Agreement”	1.1
“GAAP”	1.1
“GmbH Trust”	8.4(b)(ii)
“Governmental Authority”	1.1
“HSR Act”	1.1
“Indemnified Party”	12.3(a)(i)
“Indemnifying Party”	12.3(a)(i)
“Insurance Proceeds”	1.1
“Intellectual Property”	1.1
“Joint Products Agreement”	1.1
“Know-How”	1.1
“Knowledge”	1.1
“Law”	1.1
“Lease”	1.1
“Leased Business Real Property”	1.1
“Liabilities”	1.1
“Licensed Mixed-Use IP Sublicenses”	7.16(b)
“Losses”	1.1
“Manufacturing and Supply Agreements”	1.1

Definition	Section
“Manufacturing Contracts”	1.1
“Manufacturing Facilities”	1.1
“Material Supplier”	4.17
“Merger”	Recitals
“Merger Consideration”	2.8(a)
“Merger Sub”	Preamble
“Mixed Contract”	7.16(a)
“Mixed-Use IP License Agreements”	1.1
“Modified Working Capital”	1.1
“Modified Working Capital Calculation”	3.4(a)
“Mylan”	Preamble
“Mylan Certificates”	2.9(b)
“Mylan Common Stock”	1.1
“Mylan Disclosure Letter”	Article 5
“Mylan Financial Statements”	1.1
“Mylan Fundamental Representations”	1.1
“Mylan Indemnitees”	12.1
“Mylan Material Adverse Effect”	1.1
“Mylan Options”	5.3(b)
“Mylan Parties”	Preamble
“Mylan Party”	Preamble
“Mylan Preferred Stock”	1.1
“Mylan SEC Documents”	5.7(a)
“Mylan Stock Awards”	5.3(b)
“Mylan Stock Plan”	1.1
“Mylan Subsidiaries”	5.2(b)
“Mylan Subsidiary”	5.2(b)
“New Mylan”	Preamble
“New Mylan Approval”	5.4(c)
“New Mylan Contractual Trust Arrangement”	8.4(b)(ii)
“New Mylan Option”	2.10(a)
“New Mylan Ordinary Shares”	1.1
“New Mylan Preferred Shares”	1.1
“New Mylan Proposed Amount”	3.4(b)
“New Mylan Stock Award”	2.10(b)
“New Mylan Transferee DC Plans”	8.5(a)
“New Mylan Transferee Pension Plans”	8.4(a)
“Order”	1.1
“Original Transaction Agreement”	Preamble
“Other Abbott Businesses”	1.1
“Other Transferred Intellectual Property”	1.1
“Outside Date”	11.1(b)
“Owned Business Real Property”	1.1
“Owned Real Property”	1.1
“Parties”	Preamble
“Party”	Preamble

Definition	Section
“Patents”	1.1
“PBCL”	1.1
“PBO”	8.4(b)(i)
“Pension Transfer Amounts”	8.4(c)
“Performance Financial Statements”	4.5(a)
“Permit”	1.1
“Permitted Encumbrances”	1.1
“Person”	1.1
“Plan of Merger”	Recitals
“Pre-Closing Mylan Capitalization Table”	7.20
“Pre-Closing Tax Period”	1.1
“Product Registrations”	4.10(a)
“Products”	1.1
“Property Taxes”	9.7
“Proxy Statement”	7.3(a)
“Purchase Price”	2.11(b)
“Purchase Price Allocation”	2.11(b)
“Real Property”	1.1
“Reference Performance Financial Statements”	4.5(a)
“Registration Statement”	1.1
“Registrations”	1.1
“Regulatory Authority”	1.1
“Reimbursement Amount”	1.1
“Reimbursement Amount Statement”	1.1
“Removed Company”	6.2(b)
“Reorganization”	6.1
“Reorganization Capitalization Table”	6.8
“Reorganization Committee”	1.1
“Reorganization Plan”	6.1
“Reorganization Transfer Documents”	1.1
“Resale Registration Statement”	1.1
“Residual Shares”	2.10(d)
“Resigning Directors”	7.13(a)
“Retained Real Property”	1.1
“Sarbanes-Oxley Act”	1.1
“SEC”	1.1
“Securities”	1.1
“Securities Act”	1.1
“Share Allocation”	2.11(a)
“Share Sellers”	1.1
“Share Transfer Documents”	1.1
“Shareholder Agreement”	1.1
“Shareholder Approval”	5.4(d)
“Shareholders Meeting”	7.4
“Site Contracts”	1.1
“Stand-Alone Employee Plan”	4.12(b)

Definition	Section
“Statement of Investment Responsibility”	4.5(a)
“Stock Exchange”	1.1
“Straddle Period”	9.7
“Subsidiary”	1.1
“Surviving Corporation”	2.3
“Tax”	1.1
“Tax Return”	1.1
“Taxes”	1.1
“Territories”	1.1
“Third Party Claim”	12.3(a)(i)
“Third Party Claim Notice”	12.3(a)(i)
“Trademarks”	1.1
“Transfer Taxes”	1.1
“Transferred Business Assets”	6.3
“Transferred Employee”	8.1(a)(iii)
“Transferred Intellectual Property”	1.1
“Transferred Inventory”	1.1
“Transferred Patents”	1.1
“Transferred Receivables”	1.1
“Transferred Trademarks”	1.1
“Transition Services Agreement”	7.14
“U.S. Business Day”	1.1
“under common control with”	1.1
“United States”	1.1
“Veghel Distribution Site”	1.1
“VWAP”	1.1
“Willful Breach”	1.1
“WKSI”	5.7(c)

ARTICLE 2
BUSINESS TRANSFER; THE MERGER
2.1    Business Transfer.
(a)    Upon the terms and subject to the conditions set forth in this Agreement, at the Closing, (i) Abbott shall cause the Share Sellers to sell, convey, assign, transfer and deliver to New Mylan, free and clear of all Encumbrances, and New Mylan shall purchase, acquire and accept from the Share Sellers, all of Abbott’s and the Share Sellers’ right, title and interest in and to the Acquired Shares and (ii) Abbott shall cause the French Business IP Seller to sell, assign and transfer to New Mylan, free and clear of all Encumbrances (other than Permitted Encumbrances), and New Mylan shall purchase, acquire and accept from the French Business IP Seller, all of the French Business IP Seller’s right, title and interest in and to the French Business IP Assets.

(b)    Upon the terms and subject to the conditions set forth in this Agreement, at the Closing, in consideration for the Business Transfer, New Mylan shall issue and deliver, or cause to be delivered, to the Share Sellers and the French Business IP Seller, as applicable, an aggregate of 110,000,000 New Mylan Ordinary Shares (the “Consideration Shares”). Such issuance and delivery shall be in accordance with the Final Share Allocation. New Mylan shall not be entitled to deduct and withhold any amount from the Consideration Shares for any applicable withholding Tax otherwise due under any Tax Law.
(c)    At the Closing, in consideration for the Business Transfer and without any further action on the part of the Share Sellers or the French Business IP Seller, the Share Sellers and the French Business IP Seller shall be deemed to have subscribed hereunder for the Consideration Shares to be issued to the Share Sellers and the French Business IP Seller in accordance with the Final Share Allocation. In accordance with the Laws of the Netherlands, the Share Sellers and the French Business IP Seller, as a result of such deemed subscription, shall be obligated to pay up the Consideration Shares in an amount, determined solely for the purpose of satisfying such obligation, equal to the Dutch Compensation Amount to which the Share Sellers and the French Business IP Seller are entitled at the Closing, in consideration for the Business Transfer. The obligation to pay up the Consideration Shares shall be set-off against the right to receive the Dutch Compensation Amount.
(d)    For the purposes of this Agreement, “Dutch Compensation Amount” means the amount equal to the Euro par value amount required to satisfy the pay up obligation resulting from the deemed subscription by the Share Sellers and the French Business IP Seller of the amount of New Mylan Ordinary Shares to be issued to the Share Sellers and the French Business IP Seller in accordance with this Section 2.1.
2.2    Exchange Agent. Prior to the Effective Time, New Mylan shall engage an institution satisfactory to Mylan to act as exchange agent in connection with the Merger and to deliver the Merger Consideration to the shareholders of Mylan (the “Exchange Agent”).
2.3    The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with Section 1921 et seq. of the PBCL, Merger Sub shall be merged with and into Mylan at the Effective Time. Following the Merger, the separate corporate existence of Merger Sub shall cease and Mylan shall continue as the surviving corporation (the “Surviving Corporation”).
2.4    Effective Time. Upon the Closing, Merger Sub and Mylan shall (a) file articles of merger with the Department of State of the Commonwealth of Pennsylvania (the “Articles of Merger”) in such form as is required by and executed in accordance with the relevant provisions of the PBCL and (b) make all other filings or recordings required under the PBCL. The Merger shall become effective at such time as the Articles of Merger are duly filed with the Department of State of the Commonwealth of Pennsylvania, or at such subsequent time as Mylan and Abbott shall agree and as shall be specified in the Articles of Merger, but in no event prior to the completion of the transactions set forth in Section 2.1 (the date and time the Merger becomes effective being the “Effective Time”).
2.5    Effects of the Merger. At and after the Effective Time, the Merger shall have the effects set forth in the PBCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, the separate corporate existence of Merger Sub shall cease and all the property, rights, privileges, powers and franchises of Mylan and Merger Sub shall be vested in the Surviving Corporation, all Liabilities of Mylan and Merger Sub shall become the Liabilities of the Surviving Corporation and New Mylan shall own, directly or indirectly, all of the Equity Rights and issued and outstanding Securities of the Surviving Corporation and the Mylan Subsidiaries (excluding, from and after the Effective Time, New Mylan).
2.6    Governing Documents.
(a)    At the Effective Time, the articles of incorporation of the Surviving Corporation shall be amended and restated to read in its entirety as set forth on Exhibit A. The by-laws of Merger Sub, as in effect immediately prior to the Effective Time, shall be the by-laws of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable Law.
(b)    Mylan and New Mylan shall take, or cause to be taken, such actions as are necessary so that, effective as of the Effective Time, the Articles of Association of New Mylan shall be amended and restated to read in their entirety as set forth on Exhibit B.
(c)    Mylan and New Mylan shall take, or cause to be taken, such actions as are necessary so that, as of the Effective Time, the Additional Matters shall have been implemented.
2.7    Officers and Directors. The officers of Merger Sub as of immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation, until the earlier of their resignation or removal or otherwise ceasing to be an officer or until their respective successors are duly elected and qualified, as the case may be. The directors of Merger Sub as of immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation, which individuals shall serve as directors of the Surviving Corporation until the earlier of their resignation or removal or otherwise ceasing to be a director or until their respective successors are duly elected and qualified.
2.8    Effect on Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the Parties or any of their respective shareholders:
(a)    Each share of Mylan Common Stock issued and outstanding immediately prior to the Effective Time, and all rights in respect thereof, shall be canceled and automatically converted into and become the right to receive one New Mylan Ordinary Share (the “Exchange Ratio”). As a result of the Merger, at the Effective Time, each holder of a Mylan Certificate shall cease to have any rights with respect thereto, except the right to receive the consideration payable in respect of the shares of Mylan Common Stock represented by such Mylan Certificate immediately prior to the Effective Time and any dividends or other distributions payable pursuant to Section 2.9(c), all to be delivered or paid, without interest, in consideration therefor upon surrender of such Mylan Certificate in accordance with Section 2.9(b) (or, in the case of a lost, stolen or destroyed Mylan Certificate, Section 2.9(i)), collectively, referred to as the “Merger Consideration”. Each share of Mylan Common Stock held in treasury immediately prior to the Effective Time shall be canceled and extinguished without any conversion thereof and no distribution shall be made with respect thereto.

(b)    Each share of Merger Sub common stock issued and outstanding immediately prior to the Effective Time, and all rights in respect thereof, shall be canceled and retired.
2.9    Exchange of Shares and Certificates.
(a)    On the terms and subject to the conditions of this Agreement, immediately following the Effective Time and as consideration for the Merger, New Mylan shall cause to be delivered to the Exchange Agent, solely for the account and benefit of the former shareholders of Mylan, a number of New Mylan Ordinary Shares equal to the total number of shares of Mylan Common Stock outstanding immediately prior to the Merger for delivery to holders of Mylan Certificates entitled to receive the Merger Consideration pursuant to Section 2.8(a). In addition, New Mylan shall make available by depositing with the Exchange Agent, as necessary from time to time after the Effective Time, cash in an amount sufficient to make the payments in respect of any dividends or distributions to which holders of shares of New Mylan Ordinary Shares may be entitled pursuant to Section 2.9(c). All cash deposited with the Exchange Agent and the New Mylan Ordinary Shares delivered to the Exchange Agent shall hereinafter be referred to collectively as the “Exchange Fund”. At the Effective Time, the respective obligations of New Mylan, the Surviving Corporation and the Exchange Agent under this Section 2.9 shall be unconditional.
(b)    As soon as reasonably practicable after the Effective Time, New Mylan shall cause the Exchange Agent to mail to each holder of record of a certificate representing outstanding shares of Mylan Common Stock or shares of Mylan Common Stock that are in non-certificated book-entry form, in each case, as of immediately prior to the Effective Time (either case being referred to in this Agreement, to the extent applicable, as the “Mylan Certificates”), which at the Effective Time were converted into the right to receive the Merger Consideration pursuant to Section 2.8(a), (i) a letter of transmittal (which shall specify that delivery shall be effected, and that risk of loss and title to the Mylan Certificates shall pass, only upon delivery of the Mylan Certificates to the Exchange Agent and which shall be in form and substance reasonably satisfactory to New Mylan and Mylan) and (ii) instructions for use in effecting the surrender of the Mylan Certificates in exchange for New Mylan Ordinary Shares and any dividends or other distributions payable pursuant to Section 2.9(c). Upon surrender of Mylan Certificates for cancellation to the Exchange Agent, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may reasonably be required by the Exchange Agent, the holder of such Mylan Certificates shall be entitled to receive in exchange therefor that number of New Mylan Ordinary Shares (after taking into account all Mylan Certificates surrendered by such holder) to which such holder is entitled pursuant to Section 2.8(a) and any dividends or distributions payable pursuant to Section 2.9(c), and the Mylan Certificates so surrendered shall forthwith be canceled. In the event of a transfer of ownership of shares of Mylan Common Stock which is not registered in the transfer records of Mylan, the proper number of New Mylan Ordinary Shares may be delivered to a Person other than the Person in whose name the Mylan Certificate so surrendered is registered, if such Mylan Certificate shall be properly endorsed or otherwise be in proper form for transfer and the Person requesting such transfer shall pay any Transfer Taxes or other Taxes required by reason of the delivery of New Mylan Ordinary Shares to a Person other than the registered holder of such Mylan Certificate or establish to the reasonable satisfaction of

New Mylan that such Taxes have been paid or are not applicable. Until surrendered as contemplated by this Section 2.9(b), each Mylan Certificate shall be deemed at any time after the Effective Time to represent only the right to receive the Merger Consideration upon such surrender. No interest shall be paid or shall accrue on any amount payable pursuant to this Section 2.9
(c)    No dividends or other distributions with respect to New Mylan Ordinary Shares with a record date after the Effective Time shall be paid to the holder of any unsurrendered Mylan Certificate with respect to the New Mylan Ordinary Shares represented thereby until such Mylan Certificate has been surrendered in accordance with this Section 2.9. Subject to applicable Law and the provisions of this Section 2.9, following surrender of any such Mylan Certificate, there shall be transferred or paid to the record holder thereof by the Exchange Agent, without interest, promptly after such surrender, the number of New Mylan Ordinary Shares transferrable in exchange therefor pursuant to this Section 2.9 and the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such New Mylan Ordinary Shares.
(d)    All New Mylan Ordinary Shares transferred upon the surrender for exchange of Mylan Certificates in accordance with the terms of this Article 2 shall be deemed to have been transferred (or paid) in full satisfaction of all rights pertaining to the shares of Mylan Common Stock previously represented by such Mylan Certificates. At the Effective Time, the stock transfer books of Mylan shall be closed, and there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the shares of Mylan Common Stock which were outstanding immediately prior to the Effective Time. If, after the Effective Time, Mylan Certificates are presented to the Surviving Corporation or the Exchange Agent for any reason, they shall be canceled and exchanged as provided in this Article 2.
(e)    Any portion of the Exchange Fund which has not been transferred to the holders of Mylan Certificates as of the one year anniversary of the Effective Time shall be delivered to New Mylan or its designee, upon demand, and the New Mylan Ordinary Shares included therein shall be sold at the best price reasonably obtainable at that time. Any holder of Mylan Certificates who has not complied with this Article 2 prior to the one year anniversary of the Effective Time shall thereafter look only to New Mylan for payment of such holder’s claim for the Merger Consideration (subject to applicable abandoned property, escheat or similar Laws) but only as a general creditor for payment of such holder’s portion of the cash proceeds of the sale of the New Mylan Ordinary Shares.
(f)    None of Abbott, the Share Sellers, the Acquired Companies or Acquired Company Subsidiaries, New Mylan, Merger Sub or the Exchange Agent or any of their respective directors, officers, employees or agents shall be liable to any Person in respect of any New Mylan Ordinary Shares (or dividends or distributions with respect thereto) or cash from the Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.
(g)    The Exchange Agent shall invest any cash included in the Exchange Fund as directed by New Mylan on a daily basis; provided, that no such investment or loss thereon shall affect the amounts payable to former shareholders of Mylan after the Effective Time pursuant to this Article 2. Any interest and other income resulting from such investment shall become a part of the Exchange Fund, and any amounts in excess of the amounts payable pursuant to this Article 2 shall promptly be paid to New Mylan.
(h)    New Mylan and the Exchange Agent shall be entitled to deduct and withhold from any amount payable pursuant to this Agreement to any Person who was a holder of Mylan Common Stock immediately prior to the Effective Time such amounts as New Mylan or the Exchange Agent may be required to deduct and withhold with respect to the making of such payment under the Code or any other provision of federal, state, local or non-U.S. Tax Law. To the extent that amounts are so withheld by New Mylan or the Exchange Agent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person to whom such consideration would otherwise have been paid.
(i)    If any Mylan Certificates shall have been lost, stolen or destroyed, the Exchange Agent shall deliver in exchange for such lost, stolen or destroyed Mylan Certificates, upon the making of an affidavit of that fact by the holder thereof, such New Mylan Ordinary Shares as may be required pursuant to Section 2.8(a) and any dividends or distributions payable pursuant to Section 2.9(c) provided, that New Mylan may, in its sole discretion and as a condition precedent to the delivery thereof, require the owner of such lost, stolen or destroyed Mylan Certificates to deliver an agreement of indemnification in a form reasonably satisfactory to New Mylan, or a bond in such sum as New Mylan may reasonably direct as indemnity, against any claim that may be made against New Mylan or the Exchange Agent in respect of the Mylan Certificates alleged to have been lost, stolen or destroyed.
2.10    Mylan Stock Based Awards.
(a)    Each Mylan Option that is outstanding immediately prior to the Effective Time shall be converted at the Effective Time into an option to acquire, on substantially the same terms and conditions as were applicable under such Mylan Option, the number of New Mylan Ordinary Shares determined by multiplying the number of shares of Mylan Common Stock subject to such Mylan Option immediately prior to the Effective Time by the Exchange Ratio, at an exercise price per New Mylan Ordinary Share equal to (i) the exercise price per share of Mylan Common Stock pursuant to such Mylan Option divided by (ii) the Exchange Ratio (a “New Mylan Option”).
(b)    Each Mylan Stock Award that is outstanding immediately prior to the Effective Time shall be converted at the Effective Time into a right to receive, on substantially the same terms and conditions as were applicable under such Mylan Stock Award, the number of New Mylan Ordinary Shares determined by multiplying the number of shares of Mylan Common Stock subject to such Mylan Stock Award immediately prior to the Effective Time by the Exchange Ratio (a “New Mylan Stock Award”).
(c)    The adjustments provided in this Section 2.10 with respect to any Mylan Options that are “incentive stock options” (as defined in Section 422 of the Code) are intended to be effected in a manner that is consistent with Section 424(a) of the Code. The adjustments provided in this Section 2.10 with respect to any Mylan Options that are not “incentive stock options” (as defined in Section 422 of the Code) shall be made in a manner necessary to comply with Section 409A of the Code and the Treasury Regulations thereunder.

(d)    Any shares of Mylan Common Stock that remain available for issuance pursuant to the Mylan Stock Plan as of the Effective Time (the “Residual Shares”) shall be converted at the Effective Time into the number of New Mylan Ordinary Shares equal to the product of the number of such Residual Shares and the Exchange Ratio and following such conversion such New Mylan Ordinary Shares shall be issuable under the Mylan Stock Plan (or a successor thereto).
(e)    At the Effective Time, New Mylan shall assume all the obligations of Mylan under the Mylan Stock Plan, each outstanding New Mylan Option and New Mylan Stock Award and the agreements evidencing the grants thereof. As soon as practicable after the Effective Time, New Mylan shall deliver to the holders of New Mylan Options and New Mylan Stock Awards appropriate notices setting forth such holders’ rights, and the agreements evidencing the grants of such New Mylan Options and New Mylan Stock Awards shall continue in effect on the same terms and conditions (subject to the adjustments required by this Section 2.10).
(f)    New Mylan shall take all company action necessary to reserve for issuance a sufficient number of New Mylan Ordinary Shares for delivery upon exercise or settlement of the New Mylan Options and New Mylan Stock Awards in accordance with this Section 2.10. As soon as reasonably practicable after the Effective Time, New Mylan shall file a registration statement or registration statements on Form S-8 (or any successor or, to the extent applicable, other appropriate form) with respect to the New Mylan Ordinary Shares subject to New Mylan Options and New Mylan Stock Awards and shall use its reasonable best efforts to maintain the effectiveness of such registration statement or registration statements (and maintain the current status of the prospectus or prospectuses contained therein) for so long as such New Mylan Options and New Mylan Stock Awards remain outstanding.
(g)    As soon as reasonably practicable following the date of this Agreement, and in any event prior to the Effective Time, the board of directors of Mylan (or, if appropriate, any committee administering the Mylan Stock Plan) and New Mylan shall adopt such resolutions and take such other actions as may be reasonably required to effectuate the foregoing provisions of this Section 2.10.
2.11    Allocation.
(a)    As soon as practicable after the date of this Agreement, Abbott shall prepare and deliver to New Mylan a proposed allocation of the Consideration Shares among each of the Share Sellers (in respect of the transfer of each Acquired Company) and the French Business IP Seller (the “Share Allocation”). Such Share Allocation shall be based on Abbott’s good faith estimate of the relative fair market values of the assets of each Acquired Company and Acquired Company Subsidiary deemed transferred for U.S. federal income Tax purposes in the Reorganization, the French Business IP and any other assets transferred or deemed transferred to New Mylan at the Closing. If New Mylan does not deliver written notice of any dispute (an “Allocation Dispute Notice”) within thirty (30) days after receipt of the Share Allocation, the Parties agree that the Share Allocation shall be deemed the Final Share Allocation for all purposes hereunder. Prior to the end of such thirty (30) day period, New Mylan may accept the Share Allocation by delivering written notice to that effect to Abbott, in which case the Share Allocation shall be deemed the Final Share Allocation for all purposes hereunder when such notice is given. If New Mylan delivers an Allocation Dispute Notice to Abbott within such thirty (30) day period, Abbott and New Mylan shall use reasonable best efforts to resolve such dispute during the thirty (30) day period commencing on the date Abbott receives the Allocation Dispute Notice from New Mylan. If Abbott and New Mylan do not agree upon a final resolution with respect to the Share Allocation within such thirty (30) day period, then the Share Allocation shall be submitted immediately to an internationally recognized, independent accounting or valuation firm reasonably acceptable to Abbott and New Mylan (the “Allocation Firm”). The Allocation Firm shall be requested to render a determination of the applicable dispute within thirty (30) days after referral of the matter to such Allocation Firm, which determination must be in writing and must set forth, in reasonable detail, the basis therefor. The terms of the appointment and engagement of the Allocation Firm shall be as mutually agreed upon between New Mylan and Abbott. The determination of the Allocation Firm shall be final and binding, absent manifest error. The dispute resolution under this Section 2.11(a) shall constitute an expert determination under New York CPLR Article 76. Any fees payable to the Allocation Firm shall be borne equally by New Mylan and Abbott. The Share Allocation accepted by Abbott and New Mylan or determined by the Allocation Firm, as the case may be, shall be the “Final Share Allocation”. New Mylan and Abbott, on behalf of itself, the French Business IP Seller and the Share Sellers, acknowledge that the Final Share Allocation shall be done at arm’s length based upon a good faith determination of fair market value.
(b)    The Parties agree that the value of the consideration allocated pursuant to Section 2.11(a) shall be equal to the number of Consideration Shares allocated pursuant to the Final Share Allocation multiplied by the VWAP (such allocation of values, the “Purchase Price Allocation” and the aggregate of all such values, the “Purchase Price”). The Purchase Price Allocation together with the Final Share Allocation shall be the “Final Allocations”.
(c)    Except as otherwise provided in this Agreement, each of New Mylan, Abbott and each of their respective Affiliates shall be bound by the Final Allocations for purposes of determining (i) the amount and value of Consideration Shares received by each Share Seller and French Business IP Seller, (ii) any Taxes related to the transfer of the Acquired Shares and French Business IP Assets and (iii) any Taxes (including Transfer Taxes) applicable to (x) the conveyance and transfer of the Transferred Business Assets in the Reorganization and (y) the conveyance and transfer of New Mylan Ordinary Shares from New Mylan to Abbott and its Affiliates. New Mylan and Abbott shall prepare and file, and cause their respective Affiliates to prepare and file, their Tax Returns on a basis consistent with the Final Allocations. Except as otherwise provided in this Agreement, none of New Mylan, Abbott or their respective Affiliates shall take any position inconsistent with the Final Allocations in any Tax Return, in any Tax refund claim, in any Action or otherwise unless required by a final determination by an applicable Governmental Authority. If any Party, or any Affiliate of any Party, receives notice from any Governmental Authority that such Governmental Authority is disputing the Final Allocations, such Party shall promptly notify the other Parties, and Abbott and New Mylan agree to use their reasonable best efforts to defend such Final Allocations in any Action.

ARTICLE 3

CLOSING; CURRENT ASSETS
3.1    Closing Date. Subject to the terms and conditions set forth in this Agreement, the Business Transfer, the Merger and the other transactions contemplated by this Agreement shall take place at a closing (the “Closing”) to be held at the offices of Baker & McKenzie LLP, 300 East Randolph Street, Suite 5000, Chicago, Illinois 60601, at 8:00 a.m., Chicago time, as soon as practicable, but in any event not later than the third (3rd) Business Day after all of the conditions set forth in Article 10 have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions) or at such other place, time or date as Abbott and Mylan may mutually agree in writing (the “Closing Date”). The Parties hereby agree and acknowledge that the Closing as it relates to the Business Transfer shall be effective in the jurisdiction of incorporation or organization of each Acquired Company as of 12:01 a.m., local time, on the date of the Closing.
3.2    Closing Deliveries by Abbott. At or prior to the Closing, Abbott shall deliver, or cause to be delivered, to New Mylan or the applicable Affiliate of New Mylan:
(a)    executed counterparts of one or more deeds of issuance, in Agreed Form, by means of which the Consideration Shares will be issued in accordance with Section 2.1(b);
(b)    executed counterparts of each Share Transfer Document;
(c)    certificates evidencing all of the Acquired Shares, endorsed in blank, or accompanied by stock powers duly executed in blank, for those Acquired Companies for which share certificates have been issued;
(d)    executed counterparts of the French Business IP Transfer Agreement;
(e)    executed counterparts of the Shareholder Agreement;
(f)    executed counterparts of the Transition Services Agreement;
(g)    executed counterparts of the Joint Products Agreement; and
(h)    the certificate required by Section 10.3(a).
3.3    Closing Deliveries by the Mylan Parties. At or prior to the Closing, the applicable Mylan Parties shall deliver, or cause to be delivered, to Abbott or the applicable Affiliate of Abbott:
(a)    executed counterparts of one or more deeds of issuance, in Agreed Form, by means of which the Consideration Shares will be issued in accordance with Section 2.1(b);

(b)    executed counterparts of each Share Transfer Document;
(c)    executed counterparts of the French Business IP Transfer Agreement;
(d)    executed counterparts of the Shareholder Agreement;
(e)    executed counterparts of the Transition Services Agreement;
(f)    executed counterparts of the Joint Products Agreement;
(g)    a general release and discharge from New Mylan, executed and delivered to Abbott, in Agreed Form, releasing and discharging each past and present director, officer, employee and agent of each Acquired Company and Acquired Company Subsidiary from any and all Liabilities to New Mylan and its Affiliates in connection with or arising out of any act or omission of any such director, officer, employee or agent, in his or her capacity as such, at or prior to the Closing; and
(h)    the certificate required by Section 10.2(a).
3.4    Modified Working Capital Determination and Adjustment.
(a)    As soon as practicable, but no later than seventy-five (75) days after the Closing Date, New Mylan shall prepare and deliver to Abbott a good faith calculation of Modified Working Capital, including the components thereof and in a manner consistent with the definition thereof (the “Modified Working Capital Calculation”).
(b)    After receipt of the Modified Working Capital Calculation, Abbott shall have sixty (60) days to review the Modified Working Capital Calculation, together with the work papers used in the preparation thereof and the other written documentation supporting the basis of New Mylan’s determination of the Modified Working Capital Calculation. During such sixty (60) day period, New Mylan shall, and shall cause each of its Affiliates to, upon reasonable advance notice, provide Abbott and its Continuing Affiliates and their respective representatives with reasonable access during normal business hours and without unreasonable interference with the Mylan Parties and their respective Affiliates’ operation to the books, records and employees engaged in financial accounting and related functions for the Business as may be reasonably necessary for Abbott and its Continuing Affiliates and their respective representatives to evaluate the Modified Working Capital Calculation and, if applicable, prepare written notice of any dispute regarding the Modified Working Capital Calculation (a “Dispute Notice”). If Abbott does not deliver a Dispute Notice to New Mylan within sixty (60) days after receipt of the Modified Working Capital Calculation, the Modified Working Capital Calculation shall be deemed the Final Modified Working Capital for all purposes hereunder. Prior to the end of such sixty (60) day period, Abbott may accept the Modified Working Capital Calculation by delivering written notice to that effect to New Mylan, in which case the Modified Working Capital Calculation shall be deemed the Final Modified Working Capital for all purposes hereunder when such notice is given. If Abbott delivers a Dispute Notice to New Mylan within such sixty (60) day period, Abbott and New Mylan shall use reasonable best efforts to resolve such dispute during the thirty (30) day period commencing on the date New Mylan receives the

Dispute Notice from Abbott. Any Dispute Notice delivered pursuant to this Section 3.4(b) shall specify in reasonable detail the nature and amount of any disagreements. If Abbott and New Mylan do not agree upon a final resolution with respect to any disputed items within such thirty (30) day period, then the remaining items in dispute shall be submitted immediately to an internationally recognized independent accounting firm reasonably acceptable to Abbott and New Mylan (in either case, the “Consultant”). The Consultant shall be requested to render a determination of the applicable dispute within forty-five (45) days after referral of the matter to such Consultant, which determination must be in writing and must set forth, in reasonable detail, the basis therefor. New Mylan shall cause the Acquired Companies and the Acquired Company Subsidiaries to make their financial records reasonably available to the Consultant in connection with such determination. The terms of the appointment and engagement of the Consultant shall be as mutually agreed upon between New Mylan and Abbott; provided that the Consultant shall under no circumstances be permitted to resolve (i) any disputes not within the scope of the disputes to be resolved by the Consultant pursuant to this Section 3.4 or (ii) any disputes regarding the scope of the disputes to be resolved by the Consultant pursuant to this Section 3.4, which such disputes shall in all cases be resolved in accordance with, and subject to the limitations of, Article 13. In resolving disputed items, the Consultant shall (A) make an independent calculation of the aggregate amount of all such disputed items (the “Consultant Amount”) and (B) resolve all such items by choosing either (1) the aggregate amount for all such items set forth in the Modified Working Capital Calculation (the “New Mylan Proposed Amount”) or (2) the aggregate amount for all such items set forth in the Dispute Notice (the “Abbott Proposed Amount”), based upon which aggregate amount is closer to the Consultant Amount. The determination of the Consultant shall be final and binding, absent manifest error. The dispute resolution under this Section 3.4(b) shall constitute an expert determination under New York CPLR Article 76. Any fees payable to the Consultant shall be borne by (x) Abbott, if the Consultant chooses the New Mylan Proposed Amount, or (y) New Mylan, if the Consultant chooses the Abbott Proposed Amount. Except as provided in the immediately preceding sentence, all other costs and expenses incurred by the Parties in connection with resolving any dispute hereunder before the Consultant shall be borne by the Party incurring such cost or expense. New Mylan and Abbott shall revise the Modified Working Capital Calculation to reflect the resolution of any disputes with respect thereto pursuant to this Section 3.4(b) and, as so revised, such Modified Working Capital Calculation shall be deemed to set forth the final Modified Working Capital for all purposes hereunder (the “Final Modified Working Capital”).
(c)    If the Final Modified Working Capital is less than $450,000,000, then Abbott shall deliver to New Mylan at no charge additional finished Products manufactured by Abbott and the Continuing Affiliates following Closing pursuant to purchase orders submitted by New Mylan or its Affiliates (including the Acquired Companies and the Acquired Company Subsidiaries) following the Closing in accordance with the applicable Manufacturing and Supply Agreement with a value (as determined by the price payable as of the delivery date under the applicable Manufacturing and Supply Agreement by the applicable Acquired Company or Acquired Company Subsidiary to Abbott or the applicable Continuing Affiliate, as denominated in local currency using the Book Rate) equal to the amount of such deficit. Any products delivered to New Mylan or its Affiliates pursuant to this Section 3.4(c) shall be manufactured and delivered in accordance with the applicable Manufacturing and Supply Agreement. If the Final Modified Working Capital is greater than $500,000,000, New Mylan shall pay to Abbott the amount of such excess by wire transfer of immediately available funds to an account designated by Abbott in writing in United States Dollars within three (3) U.S. Business Days after the determination of the Final Modified Working Capital pursuant to Section 3.4(b).
(d)    If finished Products are delivered to New Mylan or its Affiliates pursuant to Section 3.4(c), the Final Allocations shall be amended as mutually agreed by the Parties so that a portion of the Purchase Price is appropriately allocated to such finished Products. If a payment is made by New Mylan to Abbott pursuant to Section 3.4(c), however, the amount of such payment shall be treated as an adjustment to the Purchase Price. The Final Allocations shall be amended as mutually agreed by the Parties so that such adjustment is appropriately allocated among the Share Sellers. The provisions of Section 2.11(c) shall apply to the Final Allocations as amended by this Section 3.4(d).
ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF ABBOTT
Except as otherwise disclosed in the letter (the “Abbott Disclosure Letter”) dated as of the date of this Agreement and delivered to Mylan by Abbott with respect to this Agreement (it being understood that any information contained therein shall qualify and apply to the representations and warranties in this Article 4 to which the information is specifically stated as referring and shall qualify and apply to other representations and warranties in this Article 4 to the extent that it is reasonably apparent from the face of such disclosure that such disclosure also qualifies or applies to such other representations and warranties), Abbott represents and warrants to the Mylan Parties as follows:
4.1    Organization. Abbott is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Illinois and has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as now being conducted and is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it make such licensing or qualification necessary, except where failure to be so licensed, qualified or in good standing, individually or in the aggregate, has not had and would not reasonably be expected to have a Business Material Adverse Effect.
4.2    Acquired Companies: Capitalization and Ownership; Subsidiaries.
(a)    When delivered pursuant to Section 6.8, the Reorganization Capitalization Table shall set forth, as of the Closing, for each Acquired Company and each Subsidiary of each Acquired Company (each, an “Acquired Company Subsidiary”) the jurisdiction of incorporation or organization of such Acquired Company and such Acquired Company Subsidiary and the number of shares of capital stock of such Acquired Company and such Acquired Company Subsidiary that will be issued and outstanding and the record ownership and Beneficial Ownership thereof. All issued and outstanding shares of capital stock of the Acquired Companies and the Acquired Company Subsidiaries have been, and all shares of capital stock that may be issued in connection with the Reorganization shall be, at the time of issuance, duly authorized, validly issued, fully paid and nonassessable and free and clear of all Encumbrances. Except as set forth in the Reorganization Capitalization Table, as of the Closing,

there will be no outstanding Securities or Equity Rights of any Acquired Company or any Acquired Company Subsidiary.
(b)    Upon the consummation of the Reorganization pursuant to Article 6, each Acquired Company and each Acquired Company Subsidiary shall be a corporation duly incorporated or a limited liability company, partnership or other entity duly organized and shall be validly existing and in good standing (or local legal equivalent, if any) under the Laws of the jurisdiction of its incorporation or organization, except where the failure to be in good standing (or local legal equivalent, if any), individually or in the aggregate, has not had and would not reasonably be expected to have a Business Material Adverse Effect. At the Closing, each Acquired Company and each Acquired Company Subsidiary (i) shall have all requisite corporate or other power and authority to own, lease and operate its properties and assets and to carry on its business as being conducted at the time of the Closing and (ii) shall be duly licensed or qualified to do business and in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it make such licensing or qualification necessary, except where failure to be so licensed, qualified or in good standing, individually or in the aggregate, would not reasonably be expected to have a Business Material Adverse Effect.
(c)    At the Closing, except as otherwise expressly contemplated pursuant to the Reorganization Plan, the Acquired Companies shall be, directly or indirectly, the record owners and Beneficial Owners of all of the outstanding Securities of each Acquired Company Subsidiary, free and clear of any Encumbrances and free of any other limitation or restriction, including any limitation or restriction on the right to vote, sell, transfer or otherwise dispose of the Securities (other than restrictions on the transferability of Securities arising under applicable Securities Laws). All of the Securities so owned by the Acquired Companies shall have been duly authorized and validly issued and shall be at the Closing fully paid and nonassessable (or local legal equivalent, if any), and no such Securities shall have been issued in violation of any preemptive or similar rights. Except for the Securities of the Acquired Company Subsidiaries, no Acquired Company shall own at Closing, directly or indirectly, any Securities, Equity Rights or other ownership interests in any Person.
(d)    There are no preemptive or similar rights on the part of any holder of any class of Securities of any Acquired Company or any Acquired Company Subsidiary. No Acquired Company or Acquired Company Subsidiary has outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or which are convertible into or exercisable for Securities having the right to vote) with the holders of any class of Securities of any Acquired Company or any Acquired Company Subsidiary on any matter submitted to such holders of Securities. Except pursuant to this Agreement or the Reorganization or as required by applicable Law, there are no Equity Rights, Contracts, commitments or undertakings of any kind to which any Acquired Company or any Acquired Company Subsidiary is a party or by which any of them is bound (i) obligating any Acquired Company or any Acquired Company Subsidiary to issue, deliver, sell or transfer or repurchase, redeem or otherwise acquire, or cause to be issued, delivered, sold or transferred or repurchased, redeemed or otherwise acquired, any Securities or Equity Rights of any Acquired Company or any Acquired Company Subsidiary, (ii) obligating any Acquired Company or any Acquired Company Subsidiary to issue, grant, extend or enter into any such Equity Right, Contract, commitment or undertaking or (iii) that give any Person the right to receive any economic benefit or right similar to or derived from the economic benefits and rights accruing to holders of Securities of any Acquired Company or any Acquired Company Subsidiary. Except pursuant to this Agreement or pursuant to the Reorganization, there are no outstanding contractual obligations of any Acquired Company or any Acquired Company Subsidiary to repurchase, redeem or otherwise acquire any Securities or Equity Rights of any Acquired Company or any Acquired Company Subsidiary. There are no proxies, voting trusts or other Contracts to which any Acquired Company or any Acquired Company Subsidiary is a party or is bound with respect to the voting of the Securities of any Acquired Company or any Acquired Company Subsidiary or the registration of the Securities of any Acquired Company or any Acquired Company Subsidiary under any United States or foreign Securities Law.
4.3    Authorization.
(a)    Abbott has all requisite corporate power and authority to enter into, execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement by Abbott, the performance by Abbott of its obligations hereunder and the consummation by Abbott of the transactions contemplated hereby have been duly authorized by all requisite corporate action on the part of Abbott. This Agreement has been duly and validly executed and delivered by Abbott, and, assuming due authorization, execution and delivery by the Mylan Parties, is a legal, valid and binding obligation of Abbott, enforceable against it in accordance with its terms, subject to the effect of bankruptcy, insolvency, reorganization, liquidation, dissolution, moratorium or other similar Laws relating to or affecting the rights of creditors generally and to the effect of the application of general principles of equity (regardless of whether considered in an Action at Law or in equity).
(b)    Abbott and each Affiliate of Abbott that shall be a party to any Ancillary Agreement shall have the requisite corporate or similar power to enter into, execute and deliver such Ancillary Agreement, to perform its obligations thereunder and to consummate the transactions contemplated thereby. The execution and delivery by Abbott and each Affiliate of Abbott that shall be a party to any Ancillary Agreement of such Ancillary Agreement, the performance by Abbott and such Affiliate of their obligations under such Ancillary Agreement and the consummation by Abbott and such Affiliate of the transactions contemplated by such Ancillary Agreement shall have been duly authorized by all requisite corporate or similar action on the part of Abbott and such Affiliate by the time such Ancillary Agreement is executed and delivered. No later than the Closing, each Ancillary Agreement to be executed and delivered at the Closing to which Abbott or any Affiliate of Abbott shall be a party shall be duly and validly executed and delivered by such Person and, assuming the due execution and delivery thereof by the other parties thereto, at the Closing shall constitute a legal, valid and binding obligation of such Person, enforceable against such Person in accordance with its terms, subject to the effect of bankruptcy, insolvency, reorganization, liquidation, dissolution, moratorium or other similar Laws relating to or affecting the rights of creditors generally and to the effect of the application of general principles of equity (regardless of whether considered in Action at Law or in equity).
4.4    Consents and Approvals; No Violation.

(a)    Assuming that all Consents and other actions described in Section 4.4(b) have been obtained, the execution, delivery and performance of this Agreement by Abbott and the execution, delivery and performance of the Ancillary Agreements by Abbott and the Affiliates of Abbott party thereto do not and shall not (i) violate or conflict with any provision of the Constituent Documents of Abbott, (ii) violate or conflict with any provision of the Constituent Documents of any Affiliate of Abbott, (iii) violate or conflict with any Law or Order applicable to Abbott or any Affiliate of Abbott or the Transferred Business Assets, (iv) result in any breach of, constitute a default (or event which with the giving of notice or lapse of time, or both, would become a default) under, require any Consent under, or give to others any rights of termination, amendment, acceleration, suspension, revocation or cancellation of, any Described Contract of Abbott or its Affiliates or (v) result in the creation or imposition of any Encumbrance upon the Acquired Shares or any Encumbrance (other than any Permitted Encumbrance) upon the Transferred Business Assets, except, in the case of clauses (ii), (iii), (iv) and (v), any matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Business Material Adverse Effect.
(b)    No Consent of any Governmental Authority is required to be made or obtained by Abbott or any Affiliate of Abbott in connection with the execution or delivery of this Agreement by Abbott or the consummation by Abbott of the transactions contemplated hereby, except for (i) the requirements of the Council Regulation 139/2004 of the European Community, as amended (the “EU Merger Regulation”), the requirements of the HSR Act and any other applicable Competition/Investment Laws, (ii) as may be necessary as a result of any facts or circumstances relating solely to Mylan or any of its Affiliates as opposed to any third party and (iii) such other matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Business Material Adverse Effect.
4.5    Performance Financial Statements.
(a)    Set forth on Section 4.5 of the Abbott Disclosure Letter are (i) the unaudited statements of investment responsibility of the Business and associated support activities prepared on a performance basis as of (A) December 31, 2013 (the “Statement of Investment Responsibility”) and (B) March 31, 2014 and (ii) unaudited performance profit and loss statements of the Business and associated support activities for (A) the year ended December 31, 2013 (together with the Statement of Investment Responsibility, the “Reference Performance Financial Statements”) and (B) the year ended December 31, 2012 and for the three (3) months ended March 31, 2014 (items (i) and (ii), collectively, the “Performance Financial Statements”). The Performance Financial Statements (i) have been prepared on a performance basis consistent with Abbott’s accounting policies, which such accounting policies are in accordance with GAAP, and Abbott’s internal management reporting policies and procedures and (ii) have been prepared from the Books, Records and Files related to the Business and associated support activities and (iii) present fairly in all material respects the financial position and results of operations of the Business and associated support activities as of the date, and for the periods referenced, in such Performance Financial Statements.
(b)    Abbott maintains a system of “internal control over financial reporting” (as defined in Rule 13a-15(f) of the Exchange Act) sufficient to provide reasonable assurance (i) that transactions are made in accordance with management’s authorization, (ii) that transactions are recorded as necessary to permit the preparation of Abbott’s consolidated financial statements in conformity with GAAP and (iii) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of Abbott’s properties or assets.
(c)    Abbott’s “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) are reasonably designed to ensure that information required to be disclosed by Abbott in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time period specified in the rules and forms of the SEC, and that all such information is accumulated and communicated to Abbott’s principal executive officer and principal financial officer as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the principal executive officer and principal financial officer of Abbott required under the Exchange Act with respect to such reports.
4.6    No Undisclosed Liabilities. To the Knowledge of Abbott, neither Abbott nor its Affiliates are subject to any Liability as of the date hereof with respect to the Business that is not shown on the Statement of Investment Responsibility, other than Liabilities (a) that are not of the nature or type required to be reflected on a statement of investment responsibility prepared on a performance basis in accordance with Abbott’s internal management reporting and accounting policies, (b) that have been incurred or accrued by Abbott or its Affiliates since December 31, 2013 in the ordinary course of business consistent with past practice, (c) that constitute, or would (if Closing were to occur as of the date hereof) constitute, Excluded Liabilities or (d) that have not had and would not reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect.
4.7    Absence of Changes.
(a)    Since December 31, 2013, (i) a Business Material Adverse Effect has not occurred and (ii) the Business has been operated in the ordinary course consistent with past practice.
(b)    Since December 31, 2013, neither Abbott nor any of its Affiliates has taken any action that would, if taken after the date hereof, have breached in any material respect Section 7.1 (iv)(C), (vii) or (ix) or agreed or committed to take any such action.
4.8    Litigation. As of the date of this Agreement, there is no Action pending or, to the Knowledge of Abbott, threatened against Abbott or any Affiliate of Abbott with respect to the Business that, individually or in the aggregate, has had or would reasonably be expected to have a Business Material Adverse Effect. There is no Order outstanding against or, to the Knowledge of Abbott, allegation or investigation by any Governmental Authority involving Abbott or any Affiliate of Abbott in respect of the Business that, individually or in the aggregate, has had or would reasonably be expected to have a Business Material Adverse Effect.
4.9    Intellectual Property.
(a)    Except where the failure to have such rights, individually or in the aggregate, has not had or would not reasonably be expected to have a Business Material Adverse Effect,  Abbott or one of its Affiliates has good and marketable title to, and owns solely and exclusively, free and clear of all Encumbrances (other than Permitted Encumbrances), the

Transferred Patents and Transferred Trademarks. The Transferred Patents and Transferred Trademarks are subsisting and have not expired or been cancelled.
(b)    Except for matters that, individually or in the aggregate, have not had or would not reasonably be expected to have a Business Material Adverse Effect, (i) the operation of the Business as currently conducted (including the manufacture, offer for sale, sale, importation or use of any Product manufactured, marketed, licensed (or sublicensed), sold, imported or used by Abbott or any of its Affiliates) does not infringe upon or misappropriate any Intellectual Property right of any third party to which neither Abbott nor any of its Affiliates has a license or sublicense; (ii) to the Knowledge of Abbott, no third party is infringing upon or misappropriating any Transferred Intellectual Property or any other Intellectual Property used in, or related to, the Business; and (iii) there is no Action pending or, to the Knowledge of Abbott, threatened contesting the validity, enforceability or ownership by Abbott or its Affiliates of any Transferred Patents or Transferred Trademarks.
4.10    Regulatory Matters; Compliance with Laws.
(a)    Abbott or one of its Affiliates has good and marketable title to, and owns, free and clear of all Encumbrances (other than Permitted Encumbrances), all Registrations required to develop, manufacture, distribute, package, store, transport, market, promote, use, sell or offer for sale the Products in or for the Territories (the “Product Registrations”), except where failure to hold such Product Registrations, individually or in the aggregate, has not had and would not reasonably be expected to have a Business Material Adverse Effect. To the Knowledge of Abbott, each Product Registration is valid and in full force and effect and each of Abbott and each of its Affiliates is in material compliance with the terms and conditions of the Product Registrations. Neither Abbott nor any Affiliate of Abbott has received at any time since January 1, 2011, any written notice from any Governmental Authority containing any actual or threatened revocation, withdrawal, suspension, cancellation or termination of any Product Registration, except for matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Business Material Adverse Effect. Abbott and its Affiliates, with respect to the Products, are not subject to, nor does Abbott have Knowledge of facts or circumstances reasonably likely to cause any material obligation arising under an administrative or regulatory action, warning letter, notice of violation letter or other notice from any Regulatory Authority, except for matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Business Material Adverse Effect.
(b)    Except for matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Business Material Adverse Effect, Abbott and its Affiliates are, and since January 1, 2011, have been, with respect to the Business, in compliance with all applicable Laws.
(c)    Since January 1, 2011, neither Abbott nor any of its Affiliates has received any written notice from any Governmental Authority regarding (i) any noncompliance of the Business with any Law or (ii) any investigation of the Business by any Governmental Authority, except, in the case of (i) or (ii), for matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Business Material Adverse Effect. This Section 4.10(c) excludes regulatory compliance.

(d)    Abbott and its Affiliates are, and since January 1, 2011, have been, with respect to the Business, in compliance with all legal requirements under all applicable anti-bribery Laws, in each case, for matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Business Material Adverse Effect.
4.11    Contracts.
(a)    Each Described Contract is valid and binding on Abbott or any of its Affiliates party thereto and, to the Knowledge of Abbott, each other party thereto and is in all material respects in full force and effect and enforceable against Abbott and its Affiliates, as applicable, and, to the Knowledge of Abbott, each other party thereto, in accordance with its terms, subject to the effect of bankruptcy, insolvency, reorganization, liquidation, dissolution, moratorium or other similar Laws relating to or affecting the rights of creditors generally and to the effect of the application of general principles of equity (regardless of whether considered in Actions at Law or in equity). None of Abbott or its Affiliates, nor, to the Knowledge of Abbott, any other party thereto, is in material violation of or in material default under any Described Contract (nor does there exist any condition which, upon the passage of time or the giving of notice or both, would cause such a violation or default by any of Abbott or its Affiliates, or, to the Knowledge of Abbott, any other party thereto).
(b)    For the purposes of this Agreement “Described Contracts” shall mean of all of the following Contracts to which Abbott or any Abbott Affiliate is a party or bound as of the date of this Agreement that constitute a Transferred Business Asset or give rise to any Assumed Business Liability (the “Described Contracts”):
(i)    any customer Contract pursuant to which Abbott or any Affiliate of Abbott received payments in excess of $10,000,000 during 2013 that has a remaining term in excess of twelve (12) months;
(ii)    any Contract pursuant to which Abbott or any Affiliate of Abbott made payments in excess of $10,000,000 during 2013 for (A) the purchase of materials or supplies to the Manufacturing Facilities and which has a remaining term in excess of twelve (12) months or (B) any royalty, profit sharing or contingent payment right, excluding, in each case, any such Contracts that are terminable by Abbott or its Affiliates without penalty;
(iii)    any joint venture or partnership Contract pursuant to which Abbott or any Abbott Affiliate hold any Securities or other Equity Rights in another Person;
(iv)    any Contract pursuant to which Abbott or any of its Affiliates has granted to any Person, or has been granted by any Person, any license or other right to use any material Transferred Intellectual Property;
(v)    any Contract that materially limits the ability of the Business to compete in all of the Territories in the same or similar line of business as the Business; or
(vi)    any Lease with annual payment obligations exceeding $5,000,000 with a remaining term in excess of twelve (12) months.

4.12    Labor, Employment and Employee Benefits Matters.
(a)    No later than forty-five (45) days after the date of this Agreement, Abbott shall provide Mylan with Section 4.12(a) of the Abbott Disclosure Letter, which shall set forth a list of all material employee benefit plans (within the meaning of Section 3(3) of ERISA, whether or not subject to ERISA) and all material bonus, stock option, stock purchase, restricted stock, incentive, deferred compensation, retiree health or life insurance, supplemental retirement, employment, severance, retention, termination, change in control, welfare, post-employment, profit-sharing, disability, health, vacation, sick leave benefits, fringe benefits or other benefit plans, programs or arrangements, (i) that are sponsored, maintained, contributed to or required to be maintained or contributed to by Abbott or any of its Affiliates (but excluding any such plan, program or arrangement mandated by and maintained solely pursuant to applicable Law), in each case providing benefits to any Business Employee or Former Business Employee or (ii) under which any Acquired Company or Acquired Company Subsidiary has any material Liability or any obligation to contribute (whether actual or contingent) (such plans, programs and arrangements, without regard to materiality, are hereinafter referred to as the “Employee Plans”). Section 4.12(a) of the Abbott Disclosure Letter shall identify which of those material Employee Plans provide benefits after termination of employment for which the cost thereof is not borne entirely by the former employee (or his or her eligible dependents or beneficiaries). No later than ninety (90) days after the date of this Agreement, Abbott shall cause to be made available to Mylan a true and complete copy of each material Employee Plan and all amendments thereto (or in the case of any material Employee Plan that is not in writing, a written description thereof) and shall use reasonable best efforts to cause, to the extent permitted by applicable Law, a list of participants in each such Employee Plan to be provided to Mylan.
(b)    Each Employee Plan that is sponsored or maintained solely by an Acquired Company or an Acquired Company Subsidiary and in which the sole participants are Business Employees or Former Business Employees (each such Employee Plan hereinafter referred to as a “Stand-Alone Employee Plan”) that is material and each Employee Plan with Liabilities to be assumed by New Mylan and its Affiliates pursuant to Article 8, including each such Employee Plan that is a defined benefit pension plan or that provides health, medical, life insurance or other welfare benefits with respect to Business Employees or Former Business Employees (or any dependent or beneficiary of any Business Employee or Former Business Employee) after retirement or other termination of employment, (i) is now and has been operated in all material respects in accordance with the requirements of all applicable Laws and in accordance with its terms, and (ii) if it is intended to qualify for special tax treatment, meets all the requirements for such treatment.
(c)    Abbott shall provide Mylan with Section 4.12(c) of the Abbott Disclosure Letter which shall set forth a preliminary list of (i) all Business Employees who are not shared service employees (which shall be provided no later than thirty (30) days after the date of this Agreement) and (ii) all Business Employees who are shared service employees (which shall be provided no later than sixty (60) days after the date of this Agreement), each of which shall include each such individual’s name, base salary or wage rate, bonus opportunity, annual equity incentive compensation award, date of hire, identification number, title or job description, work location, employing entity and whether or not any such employee is on leave of absence, in each case to the extent such disclosure is permitted under applicable Law.

(d)    Other than as contemplated by Section 8.7, none of the execution and delivery of this Agreement or any transaction contemplated by this Agreement (alone or in conjunction with any other event, including any termination of employment) will (i) entitle any Business Employee to any change of control payment, (ii) accelerate the time of payment or vesting, or trigger any payment or funding, of any compensation or benefits under any Employee Plan or (iii) result in any breach or violation of or default under, or limit the right of Abbott or its Affiliate, as applicable, to amend, modify or terminate, any Employee Plan.
(e)    No later than thirty (30) days after the date of this Agreement, Abbott shall provide Mylan with Section 4.12(e) of the Abbott Disclosure Letter which sets forth a complete and accurate list, as of the date of this Agreement, of each material collective bargaining, works council or labor union Contract or labor arrangement currently covering any Business Employee (the “Collective Bargaining Agreements”) currently in effect. No later than sixty (60) days after the date of this Agreement, Abbott shall cause to be made available to Mylan a true and complete copy of each Collective Bargaining Agreement, other than any publicly-available regional or industry-wide Collective Bargaining Agreement identified as such on Section 4.12(e) of the Abbott Disclosure Letter.
(f)    To the Knowledge of Abbott, there are no threatened strikes, work stoppages, requests for representation, collective bargaining procedures, pickets or walkouts that involve the labor or employment relations of Abbott and its Affiliates with any Business Employee. To the Knowledge of Abbott, as of the date of this Agreement, there is no material unfair labor practice, charge or complaint pending, unresolved or threatened before any court, arbitrator or any other Governmental Authority relating to any Business Employee.
(g)    With respect to the Business Employees, (i) each of Abbott and its Affiliates is in compliance in all material respects with the terms of the Collective Bargaining Agreements and all applicable Laws pertaining to employment, employment practices and the employment of labor, including all such Laws relating to labor relations, equal employment opportunities, fair employment practices, prohibited discrimination or distinction, consultation or information, wages, hours, safety and health and workers’ compensation, (ii) each of Abbott and its Affiliates is not delinquent in any material respect in payments for wages, salaries, commissions, bonuses or other direct compensation for any services performed for it or amounts required to be reimbursed and (iii) each of Abbott and its Affiliates have complied in all material respects with all payment obligations and withholding and/or reporting obligations regarding social security contributions on all salary and other fringe benefits.
(h)    To the Knowledge of Abbott, with respect to the Business, Abbott and the Acquired Companies are in material compliance with all labor Laws related to the classification of employees and independent contractors.
4.13    Taxes
(a)    All material Tax Returns required by applicable Laws to have been filed with any Governmental Authority by or with respect to the Acquired Companies and the Acquired Company Subsidiaries have been filed in a timely manner. All such Tax Returns are true, correct and complete in all material respects and were prepared in accordance with all applicable Laws and all Taxes of the Acquired Companies and the Acquired Company Subsidiaries have been paid when due.
(b)    All material Taxes that the Acquired Companies or Acquired Company Subsidiaries are or were required by Law to withhold or collect have been timely and duly withheld or collected and, to the extent required, have been paid to the proper Governmental Authority.
(c)    There are no material Encumbrances (other than Permitted Encumbrances) for Taxes on any of the Transferred Business Assets.
(d)    There are no material (i) Tax examinations, disputes or Actions of which Abbott or any of its Affiliates have been notified or, to the Knowledge of Abbott, are threatened, (ii) written claims for Taxes asserted or (iii) unresolved claims in competent authority pursuant to any income Tax, trade Tax or social insurance Tax treaty, that, in each case, may result in Taxes of the Acquired Companies or the Acquired Company Subsidiaries for any Pre-Closing Tax Period.
(e)    Neither the Acquired Companies nor the Acquired Company Subsidiaries have waived any statutes of limitation in respect of any Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency.
(f)    Except as set forth in Section 4.13(f) of the Abbott Disclosure Letter, none of the Acquired Companies or the Acquired Company Subsidiaries (i) joins or has joined in the filing of any affiliated, aggregate, consolidated, combined or unitary Tax Return or (ii) has (or could have) any Liability for Taxes of any Person other than the Acquired Companies or Acquired Company Subsidiaries.
(g)    No Governmental Authority in a jurisdiction in which an Acquired Company or an Acquired Company Subsidiary does not file Tax Returns has ever claimed in writing that such Acquired Company or such Acquired Company Subsidiary may owe Taxes to such jurisdiction or is required to file a Tax Return in such jurisdiction.
(h)    None of the Acquired Companies or Acquired Company Subsidiaries is a party to or bound by any Tax allocation, sharing, indemnity or similar agreement or arrangement with any Person other than an Acquired Company or Acquired Company Subsidiary, and none of the Acquired Companies or Acquired Company Subsidiaries has current contractual obligations to indemnify any other Person with respect to Taxes that, in each case, will have effect following the Closing.
(i)    Each of the Acquired Companies and the Acquired Company Subsidiaries is, and has at all times been, resident for Tax purposes only in its jurisdiction of incorporation and no Acquired Company or Acquired Company Subsidiary has ever carried on a business through a permanent establishment outside of its jurisdiction of incorporation.
(j)    None of the Acquired Companies or the Acquired Company Subsidiaries is subject to any Tax ruling, Tax agreement or other Tax arrangement with any Governmental Authority or any special regime of Tax.

(k)    All material transactions entered into by the Acquired Companies and the Acquired Company Subsidiaries since January 1, 2010, are supported by documentation to corroborate the arm’s-length character of all such transactions to the extent required by applicable Law.
(l)    Any domestic corporation (other than Abbott or any shareholder of Abbott) that is an Affiliate of Abbott that owns, directly or indirectly, interests in the Transferred Business Assets owns other property the value of which is at least equal to the value of such interests. Any domestic partnership (other than any shareholder of Abbott) that is an Affiliate of Abbott that owns, directly or indirectly, interests in the Transferred Business Assets as part of a trade or business conducted by the domestic partnership owns other property used in that trade or business the value of which is at least equal to the value of such interests. Neither Abbott nor any of its Affiliates has transferred properties or Liabilities as part of a plan with the transactions contemplated by this Agreement, except for transfers occurring after the date hereof. For the purposes of this Section 4.13(l), the terms “domestic corporation” and “domestic partnership” shall have the meanings ascribed to them under the Code.
4.14    Brokers. Abbott shall be solely responsible for the fees and expenses of any broker, finder or investment banker entitled to any brokerage, finder’s or other fee or commission in connection with this Agreement based upon arrangements made by or on behalf of Abbott.
4.15    Assets.
(a)    Abbott and its Affiliates own and have good and marketable title to, or have a valid leasehold interest in, all of the tangible assets included within the Transferred Business Assets (other than the Manufacturing Facilities, the Owned Business Real Property and the Leased Business Real Property), free and clear of all Encumbrances (other than Permitted Encumbrances).
(b)    Except where the failure to have such rights, individually or in the aggregate, has not had or would not reasonably be expected to have a Business Material Adverse Effect, Abbott or one of its Affiliates has good and marketable fee title to the Manufacturing Facilities and the Owned Business Real Property and good and valid title to the leasehold estate in the Leased Business Real Property created by each Lease, in each case free and clear of all Encumbrances (other than Permitted Encumbrances).
(c)    Assuming all required Consents of third Persons (including as contemplated by Section 7.15 and 7.16) have been obtained and alternate arrangements contemplated by Sections 7.15(b) and (c) and Section 7.16(b) are performed, the Transferred Business Assets (including the French Business IP Assets) and the assets of the Acquired Companies and Acquired Company Subsidiaries, together with services and assets contemplated by the Parties to be provided, conveyed or otherwise made available pursuant to this Agreement or any Ancillary Agreement, constitute, in all material respects, the assets necessary for New Mylan and its Affiliates to operate the Business as of immediately after the Closing Date as currently conducted by Abbott and its Affiliates.

4.16    Transferred Inventory; Recalls.
(a)    As of the Closing, the Transferred Inventory manufactured by Abbott or its Affiliates shall be in good and merchantable condition in all material respects, shall have been manufactured, stored and handled by Abbott and its Affiliates prior to Closing in compliance with applicable cGMPs and shall conform to the specifications for the manufacture, storage and handling of such Transferred Inventory.
(b)    Since January 1, 2011, there have been no recalls or market withdrawals or replacements (voluntary or involuntary) with respect to any Product in the Territories.
4.17    Material Suppliers. Section 4.17 of the Abbott Disclosure Letter lists each supplier of materials or supplies to the Manufacturing Facilities with respect to the Business to which aggregate projected payments by the Business for such items for calendar year ending December 31, 2014 is expected to exceed $10,000,000 (each a “Material Supplier”). Since December 31, 2013, no Material Supplier has indicated that it will cease providing, or will be unable to fulfill in any material respect, orders for materials or supplies to the Manufacturing Facilities.
4.18    Disclaimer. EXCEPT AS SET FORTH IN THIS AGREEMENT OR IN ANY ANCILLARY AGREEMENT, NONE OF ABBOTT, ITS AFFILIATES OR ANY OF THEIR RESPECTIVE OFFICERS, DIRECTORS, EMPLOYEES OR REPRESENTATIVES MAKE OR HAVE MADE ANY OTHER REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, AT LAW OR IN EQUITY, IN RESPECT OF ABBOTT, ITS AFFILIATES OR THE BUSINESS. ANY SUCH OTHER REPRESENTATION OR WARRANTY IS HEREBY EXPRESSLY DISCLAIMED.
ARTICLE 5

REPRESENTATIONS AND WARRANTIES OF THE MYLAN PARTIES
Except as otherwise disclosed in (a) the Mylan SEC Documents filed with the SEC and publicly available on the internet website of the SEC at least five (5) U.S. Business Days prior to the date of this Agreement (excluding any cautionary, predictive or forward-looking statements contained therein), in each case, only to the extent that the relevance of such disclosure to the relevant subject matter is reasonably apparent or (b) the letter (the “Mylan Disclosure Letter”) dated as of the date of this Agreement and delivered to Abbott by Mylan with respect to this Agreement (it being understood that any information contained therein shall qualify and apply to the representations and warranties in this Article 5 to which the information is specifically stated as referring and shall qualify and apply to other representations and warranties in this Article 5 to the extent that it is reasonably apparent from the face of such disclosure that such disclosure also qualifies or applies to such other representations and warranties, except that no information set forth in the Mylan SEC Documents shall qualify or apply to the representations and warranties set forth in Section 5.3, 5.4 or 5.6(a)), the Mylan Parties jointly and severally represent and warrant to Abbott as follows:

5.1    Organization. New Mylan is a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) incorporated under the Laws of the Netherlands. Each of Mylan and Merger Sub is a corporation duly incorporated, validly existing and in good standing under the Laws of the Commonwealth of Pennsylvania. Each of the Mylan Parties (a) has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as now being conducted and (b) is duly licensed or qualified to do business and is in good standing (or local legal equivalent, if any) in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it make such licensing or qualification necessary, except where failure to be so licensed, qualified or in good standing (or local legal equivalent, if any), individually or in the aggregate, has not had and would not reasonably be expected to have a Mylan Material Adverse Effect. Each of New Mylan and Merger Sub has been newly formed for purposes of consummating the transactions contemplated by this Agreement and the Ancillary Agreements. Neither New Mylan nor Merger Sub has engaged in or conducted any business activities other than in connection with its entry into this Agreement, is a party to or otherwise bound by any Contract other than this Agreement, has any employees (other than as legally required) or has any material assets or Liabilities other than its obligations arising under this Agreement. Each of the Mylan Parties has made available to Abbott accurate and complete copies of its Constituent Documents, as amended and in effect on the date of this Agreement.
5.2    Subsidiaries.
(a)    As of the date of this Agreement, New Mylan has no Subsidiaries other than Merger Sub. New Mylan is, directly or indirectly, the record holder and Beneficial Owner of all of the outstanding Securities of Merger Sub, free and clear of any Encumbrances and free of any other limitation or restriction, including any limitation or restriction on the right to vote, sell, transfer or otherwise dispose of the Securities (other than restrictions on the transferability of Securities arising under applicable Securities Laws). All of the Securities of Merger Sub so owned by New Mylan have been duly authorized and validly issued and are fully paid and nonassessable, and no such Securities have been issued in violation of any preemptive or similar rights.
(b)    Each Subsidiary of Mylan (individually, a “Mylan Subsidiary” and collectively, the “Mylan Subsidiaries”) is a corporation duly incorporated or a limited liability company, partnership or other entity duly organized and is validly existing and, as applicable, in good standing (or local legal equivalent, if any), under the Laws of the jurisdiction of its incorporation or organization, except where the failure to be so incorporated, organized, existing or in good standing (or local legal equivalent, if any), individually or in the aggregate, has not had and would not reasonably be expected to have a Mylan Material Adverse Effect. Each Mylan Subsidiary (i) has all requisite corporate or other power and authority to own, lease and operate its properties and assets and to carry on its business as now being conducted and (ii) is duly licensed or qualified to do business and is in good standing (or local legal equivalent, if any) in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it make such licensing or qualification necessary, except where failure to be so licensed, qualified or in good standing, individually or in the aggregate, has not had and would not reasonably be expected to have a Mylan Material Adverse Effect.

(c)    Mylan is, directly or indirectly, the record holder and Beneficial Owner of all of the outstanding Securities of each Mylan Subsidiary, free and clear of any Encumbrances and free of any other limitation or restriction, including any limitation or restriction on the right to vote, sell, transfer or otherwise dispose of the Securities (other than restrictions on the transferability of Securities arising under applicable Securities Laws). All of the Securities so owned by Mylan have been duly authorized and validly issued and are fully paid and nonassessable (or local legal equivalent, if any), and no such Securities have been issued in violation of any preemptive or similar rights. Except for the Securities of the Mylan Subsidiaries and investment assets acquired in the ordinary course of business consistent with past practices, Mylan does not own, directly or indirectly, any Securities or other ownership interests in any Person.
5.3    Capitalization.
(a)    As of the date hereof, the issued and outstanding share capital of New Mylan consists of one (1) ordinary share with a nominal amount of €1. All of the outstanding share capital of New Mylan is held of record by a Mylan Subsidiary and Beneficially Owned by Mylan.
(b)    The authorized capital stock of Mylan consists of 1,500,000,000 shares of Mylan Common Stock and 5,000,000 shares of Mylan Preferred Stock of which 300,000 shares of Mylan Preferred Stock were designated by the Mylan Board of Directors as Series A Junior Participating Preferred Stock and are issuable upon exercise of the rights under the Rights Agreement dated as of August 22, 1996, as amended as of November 8, 1999, August 13, 2004, September 8, 2004, December 2, 2004 and December 15, 2005, between Mylan and American Stock Transfer & Trust Company, as amended. At the close of business on June 30, 2014, (i) 545,540,180 shares of Mylan Common Stock were issued, of which 373,967,569 such shares are outstanding, (ii) the only incentive compensation plan, program or arrangement with outstanding Equity Rights issued by Mylan or its Affiliates is the Mylan Stock Plan and 12,523,697 shares of Mylan Common Stock were available for future issuance pursuant to the Mylan Stock Plan, (iii) 60,443,111 shares of Mylan Common Stock were subject to outstanding warrants or other options or stock appreciation rights convertible into or exercisable or exchangeable for shares of Mylan Common Stock (the “Mylan Options”), (iv) 4,056,949 shares of Mylan Common Stock were subject to outstanding stock awards other than Mylan Options (whether subject to service-based or performance-based vesting) (the “Mylan Stock Awards”) and (v) no shares of Mylan Preferred Stock were issued and outstanding. Except as set forth above, as of June 30, 2014, no other Securities of Mylan were issued, reserved for issuance or outstanding. All issued and outstanding shares of Mylan Common Stock have been, and all shares of Mylan Common Stock that may be issued pursuant to the exercise of outstanding Equity Rights shall be, when issued in accordance with the terms thereof, duly authorized, validly issued, fully paid and nonassessable and are, or shall be, as applicable, subject to no preemptive or similar rights.
(c)    Section 5.3(c) of the Mylan Disclosure Letter sets forth, as of June 30, 2014, the number of shares of Mylan Common Stock authorized for issuance under the Mylan Stock Plan and the aggregate number of shares of Mylan Common Stock subject to outstanding awards, whether or not vested, under the Mylan Stock Plan. Mylan has made available to Abbott the form of grant agreement related to each such award. No material changes have been made to such form in connection with any award.
(d)    There are no preemptive or similar rights on the part of any holder of any class of Securities of New Mylan, Mylan or any Mylan Subsidiary. Other than as described in Section 5.3(b), neither New Mylan, Mylan or any Mylan Subsidiary has outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or which are convertible into or exercisable for Securities having the right to vote) with the holders of any class of Securities of New Mylan, Mylan or any Mylan Subsidiary on any matter submitted to such holders of Securities. Except as described above or as otherwise contemplated by this Agreement, there are no Equity Rights, Contracts, commitments or undertakings of any kind to which New Mylan, Mylan or any Mylan Subsidiary is a party or by which any of them is bound (i) obligating New Mylan, Mylan or any Mylan Subsidiary to issue, deliver, sell or transfer or repurchase, redeem or otherwise acquire, or cause to be issued, delivered, sold or transferred or repurchased, redeemed or otherwise acquired, any Securities or Equity Rights of New Mylan, Mylan or any Mylan Subsidiary, (ii) obligating New Mylan, Mylan or any Mylan Subsidiary to issue, grant, extend or enter into any such Equity Right, Contract, commitment or undertaking or (iii) that give any Person the right to receive any economic benefit or right similar to or derived from the economic benefits and rights accruing to holders of Securities of New Mylan, Mylan or any Mylan Subsidiary.
(e)    Except as contemplated by this Agreement, there are no outstanding contractual obligations of Mylan or any Mylan Subsidiary to repurchase, redeem or otherwise acquire any Securities of Mylan or any Mylan Subsidiary. There are no proxies, voting trusts or other Contracts to which Mylan or any Mylan Subsidiary is a party or is bound with respect to the voting of the Securities of Mylan or any Mylan Subsidiary or, except as contemplated by this Agreement, the registration of the Securities of Mylan or the Mylan Subsidiaries under any United States or foreign Securities Law.
(f)    All of the Consideration Shares to be issued in connection with the transactions contemplated by this Agreement shall be, at the time of issuance, duly authorized, validly issued, fully paid and non-assessable and free and clear of all Encumbrances. Except as contemplated by this Agreement, there are no, and at Closing there shall not be any Equity Rights, Contracts, commitments or rights of any kind that obligate New Mylan to issue or New Mylan or any of its Affiliates sell any shares of capital stock or other equity interests of New Mylan or any Securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, any shares of capital stock or other equity interests of New Mylan, and no Securities or obligations evidencing such rights are authorized, issued or outstanding.
(g)    When delivered pursuant to Section 7.20, the Pre-Closing Mylan Capitalization Table will be accurate and complete as of the date thereof.
5.4    Authorization; Board Approval; Voting Requirements.
(a)    Each of the Mylan Parties has all requisite corporate power and authority to enter into, execute and deliver this Agreement, and, subject to obtaining the Shareholder Approval and the New Mylan Approval, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery by the Mylan Parties of this Agreement and, subject to obtaining the Shareholder Approval and the New Mylan Approval, the performance by the Mylan Parties of their obligations hereunder and the consummation by the Mylan Parties of the transactions contemplated hereby have been duly and validly authorized by all requisite corporate action. This Agreement has been duly and validly executed and delivered by each Mylan Party and, assuming due authorization, execution and delivery by Abbott, is a legal, valid and binding obligation of each Mylan Party, enforceable against each Mylan Party in accordance with its terms, subject to the effect of bankruptcy, insolvency, reorganization, liquidation, dissolution, moratorium or other similar Laws relating to or affecting the rights of creditors generally and to the effect of the application of general principles of equity (regardless of whether considered in Actions at Law or in equity).
(b)    Mylan and each Affiliate of Mylan that shall be a party to any Ancillary Agreement shall have the requisite corporate or similar power to enter into, execute and deliver such Ancillary Agreement and, subject to obtaining the Shareholder Approval and the New Mylan Approval, to perform its obligations thereunder and to consummate the transactions contemplated thereby. The execution and delivery by Mylan and each Affiliate of Mylan that shall be a party to any Ancillary Agreement of such Ancillary Agreement and, subject to obtaining the Shareholder Approval and the New Mylan Approval, the performance by Mylan and such Affiliate of their obligations under such Ancillary Agreement and the consummation by Mylan and such Affiliate of the transactions contemplated by such Ancillary Agreement shall have been duly authorized by all requisite corporate or similar action on the part of Mylan and such Affiliate by the time such Ancillary Agreement is executed and delivered. No later than the Closing, each Ancillary Agreement to which Mylan or any Affiliate of Mylan shall be a party shall be duly and validly executed and delivered by such Person and, assuming the due execution and delivery thereof by the other parties thereto, at the Closing shall constitute a legal, valid and binding obligation of such Person, enforceable against such Person in accordance with its terms, subject to the effect of bankruptcy, insolvency, reorganization, liquidation, dissolution, moratorium or other similar Laws relating to or affecting the rights of creditors generally and to the effect of the application of general principles of equity (regardless of whether considered in Action at Law or in equity).
(c)    As soon as practicable after the execution and delivery of this Agreement, New Mylan, as sole shareholder of Merger Sub, shall approve this Agreement and the Plan of Merger (the “New Mylan Approval”).
(d)    The affirmative vote of a majority of the votes cast by all holders of Mylan Common Stock entitled to vote at the Shareholders Meeting, or any adjournment or postponement thereof, to approve this Agreement and the Plan of Merger (the “Shareholder Approval”) is the only vote or approval of the holders of any class or series of Securities of Mylan necessary to approve this Agreement and the consummation of the transactions contemplated thereby.
5.5    Takeover Statutes. No “fair price,” “moratorium,” “control share acquisition,” “business combination” or similar anti-takeover statute or regulation applies to Mylan or New Mylan with respect to the transactions contemplated by this Agreement.
5.6    Consents and Approvals; No Violations.

(a)    Assuming the Shareholder Approval and the Consents and other actions described in Section 5.6(b) have been obtained, the execution, delivery and performance of this Agreement by each of the Mylan Parties and the execution, delivery and performance of the Ancillary Agreements by Mylan and the Affiliates of Mylan party thereto do not and shall not (i) violate or conflict with any provision of the Constituent Documents of any Mylan Party, (ii) violate or conflict with any Law or Order applicable to Mylan or any Mylan Subsidiary or its or their properties or assets, (iii) result in any breach of, constitute a default (or event which with the giving of notice or lapse of time, or both, would become a default) under, require any Consent under, give rise to the loss of a material benefit under or give to others any rights of termination, amendment, acceleration, suspension, revocation or cancellation of, any material Contract of Mylan or any Mylan Subsidiary or (iv) result in the creation or imposition of any Encumbrance upon the Consideration Shares or any Encumbrance (other any Permitted Encumbrance) upon any properties or assets of Mylan or any Mylan Subsidiary, except, in the case of clauses (ii), (iii) and (iv), any matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Mylan Material Adverse Effect.
(b)    No Consent of any Governmental Authority is required to be made or obtained by Mylan or any Affiliate of Mylan in connection with the execution or delivery of this Agreement by Mylan or the consummation by Mylan of the transactions contemplated hereby, except for (i) the requirements of the EU Merger Regulation, the requirements of the HSR Act and any other applicable Competition/Investment Laws, (ii) the filing with the SEC of the Proxy Statement and the Registration Statement and such reports under and such other compliance with the Exchange Act as may be required in connection with this Agreement and the transactions contemplated by this Agreement, (iii) the filing of a notarial deed of conversion and amended articles of association of New Mylan to effect the registration of New Mylan as a public limited liability corporation (naamloze vennootschap), (iv) as may be necessary as a result of any facts or circumstances relating solely to Abbott or any of its Affiliates as opposed to any third party and (v) such other matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Mylan Material Adverse Effect.
5.7    Mylan SEC Matters.
(a)    Mylan has timely filed or furnished all reports, schedules, forms, statements and other documents required to be filed or furnished by it with or to the SEC since January 1, 2011 (together with all exhibits, financial statements and schedules thereto and all information incorporated therein by reference, the “Mylan SEC Documents”). As of its filing date or, if amended, as of the date of the last such amendment, each Mylan SEC Document (other than any registration statement filed pursuant to the requirements of the Securities Act) complied in all material respects with the requirements of the Exchange Act, the Securities Act and the Sarbanes-Oxley Act applicable to such Mylan SEC Document and did not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. As of its effective date or, if amended, as of the date of the last such amendment, each Mylan SEC Document that is a registration statement filed pursuant to the requirements of the Securities Act complied in all material respects with the requirements of the Exchange Act, the Securities Act and the Sarbanes-Oxley Act applicable to such Mylan SEC Document and did not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading. None of the Mylan Subsidiaries is required to make any filings with the SEC.
(b)    Mylan has timely responded to all comment letters of the staff of the SEC relating to the Mylan SEC Documents, and the SEC has not asserted that any of such responses are inadequate, insufficient or otherwise non-responsive. None of the Mylan SEC Documents is, to the Knowledge of Mylan, the subject of ongoing SEC review.
(c)    As of the date of this Agreement, Mylan qualifies as a “well-known seasoned issuer” as defined in Rule 405 under the Securities Act (a “WKSI”), and no event has occurred or condition exists that would reasonably be expected to cause Mylan to become an “ineligible issuer” as defined in Rule 405 under the Securities Act.
(d)    As of the date of this Agreement, Mylan is not a party to or otherwise bound by any Contract granting any Person the right to require Mylan to register for sale pursuant to the Securities Act any Securities of Mylan that are Beneficially Owned by such Person.
5.8    Absence of Undisclosed Liabilities. The Mylan Parties and the Mylan Subsidiaries do not have any Liabilities as of the date hereof other than Liabilities (a) reserved against in the Mylan Financial Statements or specifically disclosed in the notes thereto, (b) that are not of the nature and type required to be reflected on financial statements prepared in accordance with GAAP, (c) that have been incurred or accrued since December 31, 2013 in the ordinary course of business consistent with past practice or (d) that have not had or would not reasonably be expected to have, individually or in the aggregate, a Mylan Material Adverse Effect.
5.9    Litigation. As of the date of this Agreement, there is no Action pending or, to the Knowledge of Mylan, threatened against any Mylan Party or any Mylan Subsidiary that, individually or in the aggregate, has had or would reasonably be expected to have a Mylan Material Adverse Effect. As of the date of this Agreement, there is no Order outstanding against or, to the Knowledge of Mylan, allegation, inquiry or investigation by any Governmental Authority involving any Mylan Party or any Mylan Subsidiary that, individually or in the aggregate, has had or would reasonable be expected to have a Mylan Material Adverse Effect.
5.10    Compliance with Laws.
(a)    Except for matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Mylan Material Adverse Effect, Mylan and each of the Mylan Subsidiaries are and, since January 1, 2011, have been, in compliance with all applicable Laws. Since January 1, 2011, neither Mylan nor any of the Mylan Subsidiaries has received any written notice from any Governmental Authority regarding (i) any noncompliance with any Law or (ii) any investigation by any Governmental Authority, except, in the case of (i) or (ii), for matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Mylan Material Adverse Effect.
(b)    Mylan maintains a system of “internal control over financial reporting” (as defined in Rule 13a-15(f) of the Exchange Act) sufficient to provide reasonable assurance (i) that transactions are made in accordance with management’s authorization, (ii) that transactions are recorded as necessary to permit the preparation of Mylan’s consolidated financial statements in conformity with GAAP and (iii) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of Mylan’s properties or assets.
(c)    Mylan’s “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) are reasonably designed to ensure that information required to be disclosed by Mylan in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time period specified in the rules and forms of the SEC, and that all such information is accumulated and communicated to Mylan’s principal executive officer and principal financial officer as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the principal executive officer and principal financial officer of Mylan required under the Exchange Act with respect to such reports.
5.11    Taxes.
(a)    All material Tax Returns required by applicable Laws to have been filed with any Governmental Authority by, or on behalf of Mylan and the Mylan Subsidiaries have been filed in a timely manner. All such Tax Returns were true, correct and complete in all material respects and were prepared in accordance with all applicable Laws and all Taxes of Mylan and the Mylan Subsidiaries have been paid when due.
(b)    All material Taxes that Mylan and the Mylan Subsidiaries are or were required by Law to withhold or collect have been timely and duly withheld or collected and, to the extent required, have been paid to the proper Governmental Authority.
(c)    There are no material Encumbrances (other than Permitted Encumbrances) for Taxes upon any property or assets of Mylan or any of the Mylan Subsidiaries.
(d)    There are no material (i) Tax examinations, disputes or Actions of which Mylan or any Mylan Subsidiaries have been notified or, to the Knowledge of Mylan, are threatened, (ii) written claims for Taxes asserted, or (iii) unresolved claims in competent authority pursuant to any income Tax, trade Tax or social insurance Tax treaty, that, in each case, may result in Taxes of Mylan or the Mylan Subsidiaries for any Pre-Closing Tax Period.
(e)    No Governmental Authority in a jurisdiction in which Mylan or a Mylan Subsidiary does not file Tax Returns has ever claimed in writing that Mylan or such Mylan Subsidiary may owe Taxes to such jurisdiction or is required to file a Tax Return in such jurisdiction.
5.12    Brokers. Mylan shall be solely responsible for the fees and expenses of any broker, finder or investment banker entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of any of the Mylan Parties.

5.13    Opinion of Financial Advisor. On October 21, 2014, the Board of Directors of Mylan received the written opinion of Centerview Partners LLC, dated as of October 21, 2014 that, as of such date and subject to the assumptions, qualifications and limitations set forth therein, the payment of the Consideration Shares to the French Business IP Seller and the Share Sellers for the French Business IP Assets and the Acquired Shares pursuant to the Original Transaction Agreement is fair, from a financial point of view, to Mylan.
5.14    Certain Agreements. Except for this Agreement or the Ancillary Agreements, as of the date of this Agreement, there is no Contract in effect to which any Mylan Party or any of their respective Affiliates is a party or otherwise bound pursuant to which, if consummated, (a) New Mylan would become a Subsidiary of any other Person or (b) from and after the Closing, any Person other than New Mylan would Beneficially Own any Securities or Equity Rights of Mylan or the Mylan Subsidiaries (excluding, following Closing, New Mylan).
5.15    Disclaimer. EXCEPT AS SET FORTH IN THIS AGREEMENT OR IN ANY ANCILLARY AGREEMENT, NONE OF THE MYLAN PARTIES, THEIR RESPECTIVE AFFILIATES OR ANY OF THEIR RESPECTIVE OFFICERS, DIRECTORS, EMPLOYEES OR REPRESENTATIVES MAKE OR HAVE MADE ANY OTHER REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, AT LAW OR IN EQUITY, IN RESPECT OF MYLAN, ITS AFFILIATES OR THEIR BUSINESSES. ANY SUCH OTHER REPRESENTATION OR WARRANTY IS HEREBY EXPRESSLY DISCLAIMED.
ARTICLE 6

REORGANIZATION
6.1    Reorganization. Pursuant to the Reorganization Transfer Documents and upon the terms and subject to the terms and conditions set forth in this Agreement (it being understood that in the event of any inconsistencies or conflicts between the terms of this Agreement and the terms of any Reorganization Transfer Document, the terms of this Agreement shall prevail, except to the extent the Parties have mutually agreed otherwise in writing), between the date hereof and the Closing, Abbott shall, and shall cause its Affiliates, as applicable, to, take such steps as are required to effect the following (the “Reorganization”) in compliance in all respects with the plan of reorganization set forth in Exhibit 6.1 hereto, as such plan may be modified by the Reorganization Committee in accordance with Section 6.2 (the “Reorganization Plan”):
(a)    Abbott shall, and shall cause its Affiliates, as applicable, to, take such steps as are required to (i) sell, convey, assign, transfer and deliver to the Acquired Companies or the Acquired Company Subsidiaries, as applicable, all of Abbott’s and the Continuing Affiliates’ right, title and interest in and to the Transferred Business Assets (other than the French Business IP Assets), free and clear of all Encumbrances (other than Permitted Encumbrances), (ii) cause the Acquired Companies or the Acquired Company Subsidiaries, as applicable, to assume the Assumed Business Liabilities and (iii) cause Abbott or the Continuing Affiliates, as applicable, on the one hand, and the Acquired Companies and the Acquired Company Subsidiaries, as applicable, on the other hand, to enter into the Manufacturing and Supply Agreements; and

(b)    Abbott shall, and shall cause its Affiliates, as applicable, to, take such steps as are required to (i) sell, convey, assign, transfer and deliver to Abbott or the Continuing Affiliates, as applicable, all of the Acquired Companies’ and the Acquired Company Subsidiaries’ right, title and interest in and to the Excluded Assets and (ii) cause Abbott or the Continuing Affiliates, as applicable, to assume the Excluded Liabilities.
6.2    Modification of the Reorganization Plan.
(a)    If a Party determines in good faith that a revision to the Reorganization Plan is necessary or advisable, such Party shall notify the Reorganization Committee of such proposed revision. If the Reorganization Committee unanimously agrees in writing to modify the Reorganization Plan with such revision, then the Reorganization Committee shall implement such revision to the Reorganization Plan and Exhibit 6.1 shall be revised accordingly and all references to Exhibit 6.1 shall be deemed to be references to Exhibit 6.1 as so revised.
(b)    In connection with any revision to the Reorganization Plan pursuant to Section 6.2(a), Abbott shall (i) if such revision is to remove as an Acquired Company any Person set forth on Annex A of Exhibit 6.1 (a “Removed Company”), comply with the provisions of Section 6.1 with respect to such Removed Company (treating, for such purposes, such Removed Company as a “Continuing Affiliate”) or (ii) if such revision is to add any Person to Annex A of Exhibit 6.1 as an additional Acquired Company (an “Additional Company”), comply with the provisions of Section 6.1 with respect to such Person (treating, for such purposes, such Additional Company as an “Acquired Company”).
6.3    Transferred Business Assets. For the purposes of this Agreement, “Transferred Business Assets” shall mean the right, title and interest of Abbott or any of its Affiliates as of the Closing in and to the following assets, rights and properties, other than the Excluded Assets:
(a)    (i) the Manufacturing Facilities, (ii) the Owned Business Real Property and (iii) the Leased Business Real Property;
(b)    the tangible personal property, including machinery, equipment, mechanical and spare parts, supplies, tools, tooling, dyes, production supplies, samples, media and other tangible property of any kind, in each case located at the Manufacturing Facilities;
(c)    the furniture, fixtures, office equipment and other equipment located at the Owned Business Real Property or the Leased Business Real Property;
(d)    all computing hardware, file servers, printers and networking and other information technology equipment located at the Manufacturing Facilities, the Owned Business Real Property or the Leased Business Real Property; provided that rights to such equipment do not affect rights to the data or information that may be contained in or be processed by or using such equipment;
(e)    all owned and leased motor vehicles, laptops, tablets, mobile phones and similar assets primarily used by the Transferred Employees;

(f)    the Manufacturing Contracts, and the Site Contracts;
(g)    subject to Section 7.16(a), the Business Contracts to the extent used in the Business;
(h)    the Transferred Patents;
(i)    the Transferred Trademarks and the Other Transferred Intellectual Property;
(j)    an undivided interest (with Abbott and the Continuing Affiliates) in the Business Know-How;
(k)    the Business IP License Agreements;
(l)    subject to Section 7.16, the Mixed-Use IP License Agreements to the extent used in the Business;
(m)    to the extent transferable in accordance with applicable Law, (i) the Registrations used in the manufacturing operations of the Business conducted at the Manufacturing Facilities, including copies of all related applications, technical files, manufacturing, packaging and labeling specifications, validation documentation, quality control standards and other documentation, files and correspondence with Regulatory Authorities and quality reports and (ii) the drug master files (and the data contained therein) or their equivalent for the Products manufactured at the Manufacturing Facilities;
(n)    except as set forth in Schedule 6.3(n), to the extent transferable in accordance with applicable Law, the Registrations (including pending applications for Registrations) used in (and pending applications for Registrations to be used in) distributing, marketing, promoting, selling or offering for sale the Products in the Territories, including copies of related data, records and correspondence under the possession of Abbott or its Affiliates evidencing such Registrations, and all relevant pricing information and correspondence with Governmental Authorities with respect to such pricing matters, but excluding drug master files or their equivalent;
(o)    subject to Section 6.3(j), any rights in and to any Development Program;
(p)    all rights of the Acquired Companies and the Acquired Company Subsidiaries arising under this Agreement or the Ancillary Agreements or from the consummation of the transactions contemplated hereby or thereby;
(q)    subject to Section 7.11, product labeling, product advertising, marketing and promotional materials, sales training materials and all other materials to the extent used in the Business;
(r)    the Transferred Receivables;

(s)    all claims (including under any express or implied warranties, guarantees or indemnities), causes of action, choses in action, rights of recovery and rights of set-off of any kind (including the right to sue and recover for past infringements or misappropriations of Transferred Intellectual Property), in each case to the extent arising from the Business or related to any Transferred Business Asset or Assumed Business Liability;
(t)    the Transferred Inventory;
(u)    all refunds (other than any refunds with respect to Taxes to which Abbott is entitled pursuant to Section 6.4(j)) and prepaid expenses, in each case to the extent used in the Business or related to any other Transferred Business Asset or Assumed Business Liability;
(v)    the Employee Plan assets and the Abbott Contractual Trust Arrangement assets transferred pursuant to Article 8 and the assets of any Stand-Alone Employee Plan;
(w)    subject to Section 7.18(a), to the extent transferable in accordance with applicable Law, all Books, Records and Files (other than income and similar Tax Returns and related Books, Records and Files) to the extent used in the Business or related to any other Transferred Business Asset or Assumed Business Liability;
(x)    to the extent transferable in accordance with applicable Law, all right, title and interest in and to all Permits held by an Acquired Company or an Acquired Company Subsidiary or used in the manufacturing operations of the Business conducted at the Manufacturing Facilities;
(y)    copies of Tax Returns that relate to the Business and all related Books, Records and Files (including accounting records); provided, however, that Abbott shall not be required to provide such Tax Returns (and related Books, Records and Files) that were filed by Abbott or any of its Continuing Affiliates; provided, further, that Abbott and its Affiliates may redact any information to the extent related to the Excluded Assets or used in Other Abbott Businesses from such Tax Returns and Books, Records and Files; provided, further, that such redaction shall not materially prejudice any information related to the Business contained in such Tax Returns and Books, Records and Files;
(z)    all goodwill of the Business as a going concern; and
(aa)    except as otherwise provided in Section 6.3(a) - (z) or Section 6.4, all tangible assets located in the Territories primarily used in the Business.
6.4    Excluded Assets. Notwithstanding anything to the contrary in this Agreement, neither the Acquired Companies nor the Acquired Company Subsidiaries shall retain, purchase or otherwise acquire in connection with the Reorganization, and the Transferred Business Assets shall not include, any right, title and interest in or to any of the following assets (such assets being collectively referred to hereinafter as the “Excluded Assets”):

(a)    except as provided otherwise in this Agreement or any Ancillary Agreement, all the assets, rights and properties of every kind and description and wherever located, whether tangible or intangible, real, personal or mixed, of (i) the Business that are not Transferred Business Assets or (ii) the Other Abbott Businesses;
(b)    all rights of Abbott and the Continuing Affiliates arising under this Agreement or the Ancillary Agreements or from the consummation of the transactions contemplated hereby or thereby;
(c)    all cash and cash equivalents, Securities (other than the Acquired Shares and any shares of capital stock of any Acquired Company Subsidiary) and negotiable instruments on hand, in lock boxes, in financial institutions or elsewhere, including any cash residing in any collateral cash account securing any obligation or contingent obligation;
(d)    all intercompany accounts between Abbott and any of the Continuing Affiliates, or between any Continuing Affiliate and any other Continuing Affiliate;
(e)    the Retained Real Property;
(f)    other than the assets set forth in Section 6.3(e), (i) the tangible personal property, including machinery, equipment, mechanical and spare parts, supplies, tools, tooling, dyes, production supplies, samples, media and other tangible property of any kind, (ii) the furniture, fixtures, office equipment and other equipment and (iii) all computing hardware, file servers, printers and networking and other information technology equipment (provided that the rights to such equipment do not affect rights to the data or information that may be contained in or processed by or using such equipment), in each case, located at the Retained Real Property;
(g)    all Intellectual Property rights other than (i) the Transferred Intellectual Property (including the French Business IP Assets), (ii) the Business IP License Agreements and (iii) the rights of the Acquired Companies and the Acquired Company Subsidiaries arising under this Agreement and the Ancillary Agreements;
(h)    except as set forth in Section 6.3(o), any rights in and to any development program;
(i)    all insurance policies;
(j)    any refunds or credits, claims for refunds or credits or rights to receive refunds or credits from any Governmental Authority with respect to Excluded Taxes;
(k)    all assets of any employee or independent contractor compensation or benefit plan, program or arrangement that is maintained or contributed to by Abbott or any of its Affiliates and the assets of any Abbott Contractual Trust Arrangement, except for those Employee Plan assets and those Abbott Contractual Trust Arrangement assets that are transferred pursuant to Article 8 and except for assets of any Stand-Alone Employee Plan;
(l)    the assets set forth on Schedule 6.3(n); and

(m)    all owned and leased motor vehicles, laptops, tablets, mobile phones and similar assets primarily used by persons who are not Transferred Employees.
6.5    Assumed Business Liabilities. In connection with the Reorganization, Abbott shall cause the Acquired Companies or any one or more of the Acquired Company Subsidiaries to assume the following Liabilities of Abbott and its Affiliates (collectively, the “Assumed Business Liabilities”):
(a)    all Liabilities of Abbott and its Affiliates under the Business Contracts and the Mixed-Use IP License Agreements to the extent such Liabilities arise out of the operation of the Business or relate to the ownership, operation or use of the Transferred Business Assets, in each case, from and after the Closing;
(b)    all Liabilities of Abbott and its Affiliates under the Manufacturing Contracts, the Site Contracts and the Business IP License Agreements to the extent such Liabilities arise out of the operation of the Business or relate to the ownership, operation or use of the Transferred Business Assets, in each case, from and after the Closing;
(c)    the Liabilities assumed pursuant to Articles 8 and 9;
(d)    all Liabilities in connection with any Action to the extent such Liabilities arise out of the operation of the Business or relate to the ownership, operation or use of the Transferred Business Assets, in each case, from and after the Closing;
(e)    all Liabilities of the Acquired Companies and the Acquired Company Subsidiaries arising under this Agreement or the Ancillary Agreements or from the consummation of the transactions contemplated hereby or thereby;
(f)    the current Liabilities of the Business of the type and kind reflected in the trade accounts payable, accrued salaries and wages and the other accrued current Liabilities of the Statement of Investment Responsibility; and
(g)    all other Liabilities of Abbott and its Affiliates to the extent relating to or arising out of the operation of the Business or the ownership, operation or use of the Transferred Business Assets, in each case, from and after the Closing.
6.6    Excluded Liabilities. Notwithstanding anything to the contrary in Section 6.5, neither the Acquired Companies nor any Acquired Company Subsidiary shall assume or be obligated to pay, perform or otherwise discharge any of the following Liabilities of Abbott or its Affiliates (all such Liabilities not being assumed being herein called the “Excluded Liabilities”):
(a)    except to the extent constituting Assumed Liabilities pursuant to Sections 6.5(c), (e) and (f), all Liabilities of Abbott and its Affiliates (including all Liabilities in connection with any Action, environmental matters and product Liability for Products sold and recalls of Products) to the extent arising out of the operation of the Business or related to the ownership, operation or use of the Transferred Business Assets, in each case, prior to the Closing;

(b)    all Liabilities of Abbott and its Affiliates to the extent arising out of the operation of the Other Abbott Businesses or related to the ownership, operation or use of the Excluded Assets (including the Retained Real Property);
(c)    all Excluded Taxes;
(d)    all Liabilities retained by Abbott and the Continuing Affiliates pursuant to Articles 8 and 9, including any debt arising under Section 75 of the UK Pensions Act 1995 as a consequence of the Business Transfer and any Liability for pension enhancements on the redundancy or early retirement of a Transferred Employee arising in respect of periods of employment prior to the Closing that would transfer to New Mylan or its Affiliates strictly by virtue of the Transfer of Undertakings (Protection of Employment) Regulations 1981 and 2006 of England and Wales;
(e)    all Financial Indebtedness of Abbott or any of its Affiliates;
(f)    all intercompany accounts between Abbott and any of the Continuing Affiliates, or between any Continuing Affiliate and any other Continuing Affiliate; and
(g)    all Liabilities of Abbott and its Continuing Affiliates arising under this Agreement or the Ancillary Agreements or from the consummation of the transactions contemplated hereby or thereby.
6.7    Delayed Reorganization Closings.
(a)    Other than in the case of (i), (ii) or (iii), with respect to the consummation of the acquisition by New Mylan of the Acquired Shares or the issuance by New Mylan to Abbott or the Continuing Affiliates of the Consideration Shares, if (i) any Consent of a Governmental Authority required to effect the Reorganization in any applicable jurisdiction has not been obtained at the time of the Closing, (ii) any Governmental Authority in any applicable jurisdiction shall have enacted, issued, promulgated, enforced or entered any Order (whether temporary, preliminary or permanent) that has the effect of making the transactions contemplated by the Reorganization illegal or otherwise prohibiting the consummation of such transactions in such jurisdiction that is continuing as of the Closing Date or (iii) any notification to, or where appropriate, consultation or negotiation with a works council, union, labor board, employee group or Governmental Authority required to effect the Reorganization with respect to any applicable jurisdiction has not been completed at the time of the Closing (each, a “Delayed Reorganization Jurisdiction”), then the Parties shall, in accordance with this Section 6.7, defer (to the extent permitted under applicable Law) the closing of the transactions contemplated in connection with the Reorganization solely with respect to the Transferred Business Assets and Assumed Business Liabilities related to such Delayed Reorganization Jurisdiction (each, a “Delayed Reorganization Closing”). In such event, unless otherwise agreed in writing by the Parties, (A) the legal interest in and to such Transferred Business Assets shall not be conveyed, assigned, transferred or delivered to, and such Assumed Business Liabilities shall not be assumed by, the applicable Acquired Companies or Acquired Company Subsidiaries until the applicable Delayed Reorganization Closing occurs, (B) the Parties shall use their reasonable best efforts to obtain any such required Consents, resolve any such Orders, cause the expiration of all mandatory waiting periods as soon as practicable and complete any such required notifications, consultations or negotiations as promptly after the Closing as practicable, (C) to the extent permitted under applicable Law, New Mylan or the applicable Affiliate of New Mylan shall acquire beneficial interest in and to such Transferred Business Assets and such Assumed Business Liabilities at the Closing (including all cash and cash equivalents generated from and after Closing with respect thereto) for the period of time commencing upon the Closing and terminating upon the occurrence of the Delayed Reorganization Closing and (D) to the extent permitted under applicable Law, until the earlier of the Delayed Reorganization Closing and the third anniversary of the Closing Date, Abbott and the Continuing Affiliates shall conduct the Business in the Delayed Reorganization Jurisdiction for the benefit and at the expense of New Mylan or its applicable Affiliate, in accordance with New Mylan’s reasonable instructions and shall take such other actions as may reasonably be requested by New Mylan so that all of the benefits and Liabilities attributable to the Transferred Business Assets and Assumed Business Liabilities related to such Delayed Reorganization Jurisdiction, including use, risk of loss, potential for gain and dominion, and control and command over such Transferred Business Assets and Assumed Business Liabilities inure from and after Closing to New Mylan. Neither Abbott nor any of the Continuing Affiliates shall have any Liability to New Mylan or any of its Affiliates arising out of the management or operation of the Business after the Closing and pending the Delayed Reorganization Closing in any Delayed Reorganization Jurisdictions other than for gross negligence or willful misconduct. Any Delayed Reorganization Closing shall occur no later than thirty (30) days after receipt of all required Consents, the resolution of all applicable Orders, the expiration of all mandatory waiting periods and the completion of all required notifications to and consultations and negotiations with works councils, unions, labor boards, employee groups and Governmental Authorities, or at such time as the Parties may mutually agree upon in writing. For purposes of Sections 4.2(b), 4.3(b), 5.4(b), 6.1, 7.7, 7.10, 7.15, 7.16 and 7.17(b) and Article 8 (as described in Section 6.7(b)) to the extent applicable in connection with any Delayed Reorganization Jurisdiction, all references to the Closing or the Closing Date shall be deemed to be references to the applicable Delayed Reorganization Closing.
(b)    For purposes of Article 8, in respect of any Delayed Reorganization Jurisdiction, unless otherwise agreed in writing by the Parties, (i) subject to clause (iv) below, New Mylan and Abbott shall mutually agree in good faith on appropriate arrangements to continue the Abbott compensation and employee benefits (including statutory arrangements) for the applicable Business Employees as of the Closing (except to the extent otherwise required by applicable Law), at the expense of New Mylan, and such Business Employees shall remain employees of Abbott and its Continuing Affiliates until the date of the Delayed Reorganization Closing or such other date as may be agreed upon by New Mylan and Abbott, (ii) except to the extent otherwise required by applicable Law, Business Employees in such Delayed Reorganization Jurisdiction shall not become Transferred Employees until the Delayed Reorganization Closing, at which time Abbott and New Mylan shall, and shall cause their respective Affiliates, as applicable, to take such steps as are required to transfer the employment of the applicable Business Employees to an Acquired Company or an Acquired Company Subsidiary by way of automatic transfer or by making offers of employment in accordance with Section 8.1, (iii) any Pension Transfer Amount and any DC Transfer Amount shall be determined as of the Delayed Reorganization Closing, in the same manner as provided in Sections 8.4 and 8.5, respectively, and, subject to such consents, approvals and other legal requirements as may apply under applicable Law, Abbott shall use reasonable best efforts to cause the transfer of any Pension Transfer Amount and any DC Transfer Amount to take place within 180 days of the Delayed Reorganization Closing, in each case after taking into account adjustments for earnings, gains/losses and benefit payments after the Delayed Reorganization Closing but prior to the date of transfer, in the same manner as provided in Sections 8.4 and 8.5, respectively, and (iv) any required adjustments to implement Article 8 with respect to such Delayed Reorganization Jurisdiction, including in respect of the timing and manner of payments between Abbott, Affiliates of Abbott, New Mylan or Affiliates of New Mylan, shall be set forth in the Reorganization Transfer Documents applicable to the Delayed Reorganization Jurisdiction.
(c)    For U.S. federal income Tax purposes, notwithstanding that there may be Delayed Reorganization Jurisdictions, the Parties nevertheless agree to treat New Mylan or the applicable Affiliate of New Mylan as having acquired beneficial interest in and to all Transferred Business Assets and Assumed Business Liabilities at the Closing. Accordingly, for U.S. federal income Tax purposes, (i) Abbott and its Affiliates shall be treated as conducting the Business in the Delayed Reorganization Jurisdiction for the benefit and as an agent of New Mylan or its applicable Affiliate and (ii) all cash and cash equivalents generated by the Transferred Business Assets in any Delayed Reorganization Jurisdiction will be for the account of New Mylan or its applicable Affiliate.
(d)    If the Delayed Reorganization Closing for any Delayed Reorganization Jurisdiction has not occurred by the third anniversary of the Closing Date, then Abbott and the Continuing Affiliates shall, acting as agents of New Mylan and its applicable Affiliates, take all reasonable actions necessary to sell the Transferred Business Assets related to such Delayed Reorganization Jurisdiction for the benefit and at the expense of New Mylan or its applicable Affiliates and in accordance with New Mylan’s reasonable instructions; provided that (i) New Mylan shall indemnify Abbott and the Continuing Affiliates for actions taken in accordance with New Mylan’s instructions by Abbott and the Continuing Affiliate as agents of New Mylan and its applicable Affiliates in connection with the sale of such Transferred Business Assets pursuant to this Section 6.7(d), (ii) New Mylan and its Affiliates shall be the indemnifying party for any indemnification obligations set forth in any definitive agreement for the sale of such Transferred Business Assets pursuant to this Section 6.7(d) and (iii) Abbott and its Continuing Affiliates shall not be required to take any action materially adverse to the business interests of Abbott and its Continuing Affiliates.
6.8    Reorganization Capitalization Table. No fewer than ten (10) U.S. Business Days prior to the Closing Date, Abbott shall provide Mylan a schedule setting forth for each Acquired Company and each Acquired Company Subsidiary as of the Closing the jurisdiction of incorporation or organization of such Person and the number of shares of capital stock of such Person that will be issued and outstanding and the record ownership and Beneficial Ownership thereof (the “Reorganization Capitalization Table”).
ARTICLE 7
ADDITIONAL COVENANTS AND AGREEMENTS
7.1    Conduct of the Business. From the date of this Agreement until the Closing (or until the earlier termination of this Agreement in accordance with Section 11.1),

except (a) as expressly required by applicable Law, (b) as contemplated by or otherwise undertaken to implement this Agreement (including Article 6 and Article 8) or any Ancillary Agreement, (c) as waived or consented to in writing in advance by Mylan (which consent shall not be unreasonably withheld, delayed or conditioned), or (d) exclusively with respect to the Excluded Assets or the Excluded Liabilities, Abbott shall, and shall cause each of its Affiliates to (1) carry on the Business in the ordinary course consistent with past practice and in material compliance with applicable Law, (2) use reasonable best efforts to preserve intact the Transferred Business Assets (including the goodwill of the Business) and the relationships of Abbott and its Affiliates with their customers, vendors, suppliers, creditors, agents, landlords, equipment lessors, service providers and employees, in each case, to the extent relating to the Business, (3) pay all accounts payable and other current obligations of Abbott and its Affiliates, in each case, to the extent related to the Business, when they become due and payable in the ordinary course of business consistent with past practice, except for accounts payable or other obligations that are the subject of a good faith dispute, (4) continue to maintain the Books, Records and Files of Abbott and its Affiliates to the extent related to the Business on a basis consistent with past practice, (5) continue to make all material filings and payments with Regulatory Authorities required in connection with the Business in a timely manner, and use reasonable best efforts to maintain in effect all existing Registrations required for the ongoing operation of the Business as currently conducted, and, in addition to and without limiting the generality of the foregoing, Abbott shall not, and shall cause each of its Affiliates not to:
(i)    (A) grant any increase, or announce any increase, in the wages, salaries, compensation, bonuses, incentives, pension, fringe, perquisite, change in control, retention, severance, termination or other benefits payable to, or make any new equity awards to, any Business Employee or Former Business Employee, (B) establish or increase or promise to establish or increase any benefits under any Employee Plan with respect to any Business Employee or Former Business Employee or (C) enter into, establish, adopt, amend or terminate, or take any action to accelerate the vesting or payment of any compensation or benefits under, any Stand-Alone Employee Plan (or any award or accrual thereunder), except in the case of each of (A), (B) and (C), (1) as may be required (x) under any Employee Plan or other Contract as in effect on the date hereof or (y) under applicable Law, (2) as would also relate to similarly situated employees of Abbott or the Continuing Affiliates or (3) as effected in the ordinary course of business consistent with past practice;
(ii)    (A) hire any employee with annual base compensation equal to or greater than €300,000 for employment with the Acquired Companies or Acquired Company Subsidiaries or (B) transfer any Business Employee to any Other Abbott Business, other than individuals listed on Schedule 8.1(a)(i)-1;
(iii)    enter into, terminate or materially amend any Described Contract or other Contract that, if in effect on the date hereof, would have been a Described Contract;
(iv)    (A) sell, assign, convey, transfer or lease (as lessor), license, abandon (including by failing to pay any maintenance or annuity fees), let lapse, dispose of or otherwise make subject to a material Encumbrance (other than any Permitted Encumbrance) any Transferred Business Asset (including any Transferred Intellectual Property, Business IP License Agreements or Mixed-Use IP License Agreements or material equipment, in each case, to the extent used in the Business), other than in the ordinary course of business consistent with past practice, (B) write off, forgive, waive or otherwise cancel any material accounts receivable of Abbott or any of its Affiliates to the extent included in the Transferred Business Assets, except as required by GAAP or in the ordinary course of business consistent with past practice, (C) merge or consolidate with any third party, acquire any material asset or material property of any third party or make any investment in any third party (including through any joint venture), in each case with respect to the Business, or (D) enter into any Contract or arrangement to do any of the foregoing;
(v)    amend or modify any of the Constituent Documents of any Acquired Company or Acquired Company Subsidiary;
(vi)    issue, sell, grant, pledge or otherwise encumber any Securities or Equity Rights of any Acquired Company or Acquired Company Subsidiary;
(vii)    (A) change any material Tax or accounting methods, policies or practices of Abbott or any of its Affiliates (to the extent related to the Business), except as required by GAAP or applicable Law, (B) make or change any material Tax elections of the Acquired Companies or the Acquired Company Subsidiaries, or (C) settle any material Action with respect to Taxes of an Acquired Company or Acquired Company Subsidiary (except with respect to Excluded Taxes); provided that Abbott and its Affiliates shall be entitled to take actions described in (A), (B) or (C) to effectuate the Reorganization after providing reasonable notice to Mylan, except that such notice shall not be required for any action described in the Reorganization Plan;
(viii)    make any capital expenditures or commitments therefor with respect to the Business which are in excess of $2,000,000 individually or $20,000,000 in the aggregate in any six (6) month period;
(ix)    (A) ship Products to customers other than Affiliates of Abbott ahead of shipping dates requested by customers or otherwise accelerate sales of Products, (B) sell Products to customers other than Affiliates of Abbott in quantities that are not materially consistent with past shipment and sales practices or (C) engage in any practice that would reasonably be expected to be considered “channel stuffing” or “trade loading” of Products;
(x)    accelerate to periods prior to the Closing collections of receivables that would otherwise be expected (based on past practice) to be made in periods after the Closing; or
(xi)    agree or commit to do any of the foregoing.
7.2    Mylan Operating Covenants. From the date of this Agreement until the Closing (or until the earlier termination of this Agreement in accordance with Section 11.1), except (a) as expressly required by applicable Law, (b) as contemplated by or otherwise undertaken to implement this Agreement or any Ancillary Agreement, (c) as set forth on Schedule 7.2, or (d) as waived or consented to in writing in advance by Abbott (which consent shall not be unreasonably withheld, delayed or conditioned), Mylan shall, and shall cause each of the Mylan Subsidiaries to, carry on its and their respective businesses in the ordinary course consistent with past practice and in material compliance with applicable Law, and in addition to and without limiting the generality of the foregoing, Mylan shall not, and shall not permit any Mylan Subsidiary to:
(i)    amend or modify any of the Constituent Documents of any Mylan Party;
(ii)    declare, set aside, make or pay any dividend or other distribution (whether in cash, stock or property) in respect of any of its Securities, other than dividends or distributions by wholly-owned Mylan Subsidiaries to Mylan or other Mylan Subsidiaries;
(iii)    split, combine or reclassify any of its Securities or issue or propose or authorize the issuance of any other Securities or Equity Rights in respect of, in lieu of or in substitution for its Securities, other than issuances of shares of Mylan Common Stock in connection with the exercise of Equity Rights that are outstanding on the date of this Agreement;
(iv)    repurchase, redeem or otherwise acquire any Securities or Equity Rights of Mylan or any Mylan Subsidiary, or any other equity interests or any rights, warrants or options to acquire any such Securities, other than (A) the acquisition by Mylan of shares of Mylan Common Stock in connection with the surrender of shares of Mylan Common Stock by holders of Equity Rights in order to pay the exercise price thereof, (B) the withholding of shares of Mylan Common Stock to satisfy Tax obligations with respect to awards granted pursuant to the Mylan Stock Plan (or any successor thereto) or pursuant to individual equity compensation award agreements, (C) the acquisition by Mylan of Equity Rights of Mylan in connection with the forfeiture of such Equity Rights or (D) as required by Mylan’s equity or equity-based incentive compensation plans or awards as in effect on the date of this Agreement;
(v)    issue, sell, grant, pledge or otherwise encumber any Securities, or Equity Rights of Mylan or any Mylan Subsidiary, other than (A) issuances of Equity Rights in the ordinary course of business consistent with past practices to participants in the Mylan Stock Plan (or any successor thereto) or pursuant to individual award agreements with directors, officers, employees or agents of Mylan or the Mylan Subsidiaries (and the exercise or settlement thereof), (B) issuances of Mylan Common Stock in connection with the exercise of or settlement of Equity Rights that are outstanding on the date of this Agreement (or issued in accordance with this Agreement), (C) issuances of Securities between or among Mylan and any wholly-owned Mylan Subsidiaries and (D) issuances of Securities in connection with any transaction permitted pursuant to clause (vi) of this Section 7.2 so long as such transaction is not consummated prior to the expiration of the Restricted Period (as defined in the Shareholder Agreement);
(vi)    merge or consolidate with any third party or acquire, directly or indirectly, all or substantially all of the assets or Securities of any third party if such transaction would be reasonably likely to delay in any material respect, and in any case beyond the Outside Date, the Closing;
(vii)    sell, assign, convey, transfer or lease (as lessor) any material portion of the assets of Mylan and the Mylan Subsidiaries, taken as a whole, other than (A) in the ordinary course of business consistent with past practice or (B) if such transaction would not be reasonably likely to delay in any material respect, and in any case beyond the Outside Date, the Closing; or

(viii)    enter into or otherwise become bound by any Contract granting any Person the right to require Mylan or New Mylan to register for sale pursuant to the Securities Act any Securities of Mylan or New Mylan that are Beneficially Owned by such Person, other than such rights that are expressly subordinate (including with respect to piggyback registration rights in connection with primary offerings of Securities by Mylan or New Mylan) to the registration rights of Abbott and its Affiliates in this Agreement and the Shareholder Agreement;
(ix)    except for the transactions contemplated by this Agreement and the Ancillary Agreements, consummate any transaction whereby (A) New Mylan becomes a Subsidiary of any other Person or (B) any Person other than New Mylan would Beneficially Own any Securities or Equity Rights of Mylan or the Mylan Subsidiaries (excluding, following Closing, New Mylan); or
(x)    agree or commit to do any of the foregoing (other than the actions set forth in clause (ix)).
7.3    Preparation of Proxy Statement and Registration Statement.
(a)    As promptly as practicable following the date of this Agreement, subject to Abbott’s compliance with the immediately succeeding sentence, Mylan shall prepare and file with the SEC a proxy statement in preliminary form relating to the matters to be submitted to the shareholders of Mylan at the Shareholders Meeting (such proxy statement and any amendments or supplements thereto, the “Proxy Statement”) and New Mylan shall prepare and file with the SEC the Registration Statement, in which the Proxy Statement will be included as a prospectus. Abbott shall furnish all information concerning it, its Affiliates and the Business (including the Audited Financial Statements as required under Section 7.19) to the Mylan Parties, and provide such other assistance (including using reasonable best efforts to assist Mylan in obtaining customary accountants’ comfort and consent letters from Abbott’s accountants), as may be reasonably requested in connection with the preparation, filing and distribution of the Proxy Statement and the Registration Statement.
(b)    Mylan shall cause the Proxy Statement to comply in all material respects with the applicable provisions of the Exchange Act, except that no covenant is made by the Mylan Parties with respect to statements made or incorporated by reference therein based on information supplied by Abbott. Mylan shall cause the Registration Statement to comply in all material respects with the applicable provisions of the Securities Act, except that no covenant is made by the Mylan Parties with respect to statements made or incorporated by reference therein based on information supplied by Abbott.
(c)    Each Party agrees that none of the information supplied by such Party for inclusion or incorporation by reference in (i) the Proxy Statement shall, on the date mailed to the shareholders of Mylan and at the time of the Shareholders Meeting, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading or (ii) the Registration Statement shall, at the time the Registration Statement is declared effective under the Securities Act, contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading.

(d)    The Mylan Parties shall (i) provide Abbott with a reasonable opportunity to review and comment on the Proxy Statement and the Registration Statement (including any amendment or supplement thereto) and any related material communications (including any responses to any comments of the SEC) prior to filing such documents or communications with the SEC, (ii)  consider in good faith all comments to such documents or communications reasonably proposed by Abbott and (iii)  promptly provide Abbott with a copy of all such documents and communications filed with the SEC. The Mylan Parties shall, as promptly as practicable after receipt thereof, provide Abbott with copies of any written comments and advise Abbott of any oral comments with respect to the Proxy Statement or the Registration Statement received from the staff of the SEC.
(e)    Mylan shall cause the Proxy Statement to be mailed to its shareholders at the earliest practicable time after the Registration Statement is declared effective under the Securities Act. Mylan shall use reasonable best efforts to take all actions (other than qualifying to do business in any jurisdiction in which it is not now so qualified) required to be taken under any applicable state Securities Laws in connection with the consummation of the transactions contemplated in this Agreement.
(f)    If at any time prior to the Effective Time (i) any Change occurs with respect to the Parties, or any of their respective Affiliates, directors or officers, or (ii) any information relating to the Parties, or any of their respective Affiliates, directors or officers, is discovered by any of the Parties, in the case of each of clauses (i) and (ii), which should be set forth in an amendment or supplement to (A) the Proxy Statement so that the Proxy Statement would not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading or (B) the Registration Statement so that the Registration Statement wound not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading, the Party that observes such Change or discovers such information shall promptly notify the other Parties and Mylan or New Mylan, as applicable, shall file as promptly as practicable with the SEC an appropriate amendment or supplement to the Proxy Statement or the Registration Statement, as applicable, describing such Change or information and, as required by Law, disseminate the information contained in such amendment or supplement to the shareholders of Mylan.
7.4    Shareholders Meeting. Mylan shall duly take all lawful action to call, give notice of, convene and hold a meeting of the shareholders of Mylan (the “Shareholders Meeting”) on a date as promptly as practicable after the Registration Statement is declared effective under the Securities Act for the purpose of obtaining the Shareholder Approval and shall take all lawful action to solicit and obtain the Shareholder Approval.
7.5    Takeover Laws. In the event any “fair price,” “business combination” or “control share acquisition” statute or other similar statute or regulation is or becomes applicable to the transactions contemplated by this Agreement, New Mylan, Mylan, Merger Sub and their respective boards of directors (or other similar governing body) shall use their reasonable best efforts to grant such approvals and take such actions as are necessary so that the transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated by this Agreement and shall otherwise act to minimize the effects of any such statute or regulation on the transactions contemplated by this Agreement.

7.6    Stock Exchange Listing. New Mylan shall use its reasonable best efforts to cause the New Mylan Ordinary Shares, including the Consideration Shares, to be issued in connection with the Business Transfer and the Merger to be approved for listing on the Stock Exchange, subject to official notice of issuance, prior to the Closing Date.
7.7    Access to Information; Confidentiality.
(a)    From the date hereof until the Closing, upon reasonable notice, each of Abbott and its Affiliates shall: (i) afford Mylan and its authorized representatives reasonable access to the personnel, the properties and the Books, Records and Files of the Business (including for the purpose of conducting environmental assessments or investigations at the Manufacturing Facilities) and (ii) furnish to the officers, directors, employees and authorized representatives of Mylan such additional financial and operating data and other information related to the Business (or copies thereof) as Mylan may from time to time reasonably request, including information related to the allocation of costs shared by the Business and the Abbott Other Businesses; provided, however, that any such access or furnishing of information shall be scheduled and coordinated through the individual listed on Schedule 7.7(a) (or his designee or designees) and shall be conducted at Mylan’s expense, during normal business hours, under the supervision of Abbott’s or its Affiliates’ personnel and in such a manner as not to unreasonably interfere with the normal operations of the Business or any of the Other Abbott Businesses. Notwithstanding anything to the contrary in this Agreement, Abbott and its Affiliates shall not be required to disclose any information to Mylan if such disclosure would, as determined by Abbott in good faith, be reasonably likely to (i) jeopardize any attorney-client or other legal privilege or (ii) contravene any applicable Laws or fiduciary duty.
(b)    From the date hereof until the Closing, upon reasonable notice, each of Mylan and its Affiliates shall: (i) afford Abbott and its authorized representatives reasonable access to the properties and the Books, Records and Files of the Mylan Parties and the Mylan Subsidiaries, and (ii) furnish to the officers, directors, employees, and authorized representatives of Abbott such additional financial and operating data and other information (or copies thereof) as Abbott may from time to time reasonably request; provided, however, that any such access or furnishing of information shall be scheduled and coordinated through the individual listed on Schedule 7.7(b) (or his designee or designees) and shall be conducted at Abbott’s expense, during normal business hours, under the supervision of Mylan’s or its Affiliates’ personnel and in such a manner as not to interfere with the normal operations of the business of the Mylan Parties and the Mylan Subsidiaries. Notwithstanding anything to the contrary in this Agreement, Mylan and its Affiliates shall not be required to disclose any information to Abbott if such disclosure would, as determined by Mylan in good faith, be reasonably likely to (i) jeopardize any attorney-client or other legal privilege or (ii) contravene any applicable Laws or fiduciary duty.
(c)    Subject to Section 7.3 and Section 13.2, the terms of the Confidential Disclosure Agreement, dated as of May 2, 2014, between Abbott and Mylan (the “Confidentiality Agreement”), shall continue in full force and effect until the Closing, at which time such Confidentiality Agreement shall terminate; provided, however, that, from and after the Closing, except as would have been permitted under the terms of the Confidentiality Agreement (including the descriptions therein of items that do not constitute “Evaluation Material”), (i) Mylan shall, and shall cause its officers, directors, employees, authorized representatives and

Affiliates to, treat and hold as confidential, and not disclose to any Person, information related to the discussions and negotiations between the Parties regarding this Agreement and the transactions contemplated hereby and all information to the extent relating to Abbott (other than, for the avoidance of the doubt, the Business), the Other Abbott Businesses or the Excluded Assets furnished by or on behalf of Abbott prior to the Closing (and all notes, memoranda, analyses, compilations, studies, forecasts, reports, samples, data, statistics, summaries, interpretations or other documents prepared by or on behalf of Abbott or its representatives that contain, reflect or are based upon, in whole or in part, such information), and (ii) Abbott shall, and shall cause its officers, directors, employees, authorized representatives and Continuing Affiliates to, treat and hold as confidential, and not disclose to any Person, information related to the discussions and negotiations between the Parties regarding this Agreement and the transactions contemplated hereby and all information to the extent relating to the Business in the possession of Abbott or any of its Affiliates prior to the Closing or obtained pursuant to Section 7.18. In no event shall any Party use, or permit any other Person to use, the information to be kept confidential and not disclosed pursuant to the immediately preceding sentence for any purpose other than as expressly contemplated under this Agreement or any Ancillary Agreement. If this Agreement is, for any reason, terminated prior to the Closing, the Confidentiality Agreement shall continue in full force and effect.
(d)    Nothing provided to Mylan pursuant to Section 7.7(a) shall in any way amend or diminish Mylan’s obligations under the Confidentiality Agreement. Mylan acknowledges and agrees that any Evaluation Material (as defined in the Confidentiality Agreement) provided to Mylan pursuant to Section 7.7(a) or otherwise by or on behalf of Abbott or any officer, director, employee or authorized representative of Abbott shall be subject to the terms and conditions of the Confidentiality Agreement. Nothing provided to Abbott pursuant to Section 7.7(b) shall in any way amend or diminish Abbott’s obligations under the Confidentiality Agreement. Abbott acknowledges and agrees that any Evaluation Material (as defined in the Confidentiality Agreement) provided to Abbott pursuant to Section 7.7(b) or otherwise by or on behalf of Mylan or any officer, director, employee or authorized representative of Mylan shall be subject to the terms and conditions of the Confidentiality Agreement.
7.8    Regulatory and Other Authorizations; Notices and Consents.
(a)    Mylan and, where applicable, Abbott shall make or cause to be made all initial submissions pursuant to the EU Merger Regulation and the Competition/Investment Laws of the jurisdictions set forth in Schedule 7.8, and all filings required pursuant to the HSR Act, in each case, with respect to the transactions contemplated by this Agreement as promptly as practicable (and in any event no later than twenty (20) U.S. Business Days from the date hereof). Mylan and, where applicable, Abbott shall promptly make or cause to be made all additional filings required pursuant to the EU Merger Regulation and the Competition/Investment Laws of the jurisdictions set forth in Schedule 7.8. Abbott and Mylan each shall (i) promptly supply the other Party with any information which is required in order to effectuate such filings, (ii) respond as promptly as practicable to any inquiries received from any Governmental Authority relating to matters that are the subject of this Agreement and (iii) agree not to extend any waiting period under the HSR Act, the EU Merger Regulation or any other Competition/Investment Laws in respect of, or enter into any agreement with any Governmental Authority not to consummate, the transactions contemplated by this Agreement, except with the prior written consent of the other Party, not to be unreasonably withheld, delayed or conditioned. Abbott and Mylan each shall (1) promptly notify the other Party of any material communication between that Party and any Governmental Authority relating to matters that are the subject of this Agreement; (2) consult with the other Party in advance of participating in any meeting or discussion with any Governmental Authority with respect to any filings, investigation or inquiry concerning the transactions contemplated by this Agreement and, to the extent permitted by such Governmental Authority, give the other Party (and its counsel) the opportunity to attend and participate thereat; (3) subject to applicable Law, discuss with and permit the other Party (and its counsel) to review in advance, and consider in good faith the other Party’s reasonable comments in connection with, any proposed filing or communication to any Governmental Authority concerning the transactions contemplated by this Agreement or relating to any investigation, inquiry or other proceeding arising in connection with or relating to the transactions contemplated by this Agreement; and (4) subject to applicable Law, furnish the other Party with copies of all written correspondence and communications between them and their Affiliates and their respective representatives, on the one hand, and any Governmental Authority or members of their respective staffs, on the other hand, in each case, with respect to the transactions contemplated by this Agreement.
(b)    In furtherance and not in limitation of the foregoing, Mylan shall take any and all steps necessary to avoid or eliminate impediments or objections, if any, that may be asserted with respect to the transactions contemplated by this Agreement under any Competition/Investment Law so as to enable the Parties to close the transactions contemplated by this Agreement as promptly as practicable, including (i) proposing, negotiating, committing to and effecting, by consent decree, hold separate order or otherwise, the sale, divestiture, disposition or license of any assets, properties, businesses, rights or product lines of New Mylan, Mylan, its Subsidiaries or the Business, or any interests therein, and (ii) otherwise taking or committing to take actions that after the Closing Date would limit Mylan’s, New Mylan’s or their respective Affiliates freedom of action with respect to, or its or their ability to retain, one or more of the assets, properties, businesses, rights or product lines of New Mylan, Mylan, its Subsidiaries or the Business, in each case as may be required in order to avoid the entry of, or to effect the dissolution of, any decree, Order or judgment (whether temporary, preliminary or permanent) that would restrain, prevent or delay the Closing; provided, however, that Mylan shall not be required to propose, negotiate, commit to, effect or take any action that is not conditioned upon the consummation of the Business Transfer. Mylan shall use its reasonable best efforts to defend through appropriate Action any claim asserted in court by any Person in order to avoid entry of, or to have vacated or terminated, any decree or preliminary injunction that would restrain, prevent or delay the Closing. Notwithstanding the foregoing, nothing in this Agreement shall be construed to require Mylan to defend through Action any claim asserted in court by any Party in order to avoid entry of, or to have vacated or terminated, any permanent injunction or administrative litigation that would restrain, prevent or delay the Closing.
(c)    Notwithstanding anything to the contrary herein, Abbott and its Affiliates shall not, without Mylan’s prior written consent, propose, negotiate, commit to, effect or take any action in respect of any impediment or objection that may be asserted with respect to the transactions contemplated by this Agreement under any Competition/Investment Law.

7.9    Notifications. Each Party shall promptly notify the other Party in writing of any fact, change, condition, circumstance or occurrence or nonoccurrence of any event of which it is aware that shall result in (a) any representation or warranty made by such Party to be untrue or inaccurate in a manner which would result in the failure of the condition set forth in Section 10.2(a) or Section 10.3(a) and (b) any material failure on such Party’s part to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder; provided, however, that the delivery of any notice pursuant to this Section 7.9 shall not limit or otherwise affect the rights or remedies available hereunder to the Party receiving such notice (including not having any effect for purposes of determining (i) the satisfaction of the conditions set forth in Article 10 or (ii) whether any Person is entitled to indemnification pursuant to Article 12).
7.10    Release of Indemnity Obligations.
(a)    Abbott and Mylan shall cooperate with each other with a view to entering into arrangements effective as of the Closing whereby New Mylan or its Affiliates would be substituted for Abbott and its Continuing Affiliates in any guarantees, letters of comfort, indemnities or arrangements entered into by Abbott or its Continuing Affiliates in respect of the Business (but only to the extent such guarantees, letters of comfort, indemnities or similar arrangements constitute Assumed Business Liabilities). If New Mylan or its Affiliates cannot enter into the arrangements referred to above, Abbott shall not terminate any such guarantee, letter of comfort, indemnity or arrangement without New Mylan’s prior written consent; provided, however, that New Mylan shall enter into a separate guaranty with Abbott or its applicable Continuing Affiliate to guarantee the performance of the obligations of Abbott or such Continuing Affiliate, as applicable, under the Contract underlying such guarantee, letter of comfort, indemnity or arrangement to the extent such obligations constitute Assumed Business Liabilities.
(b)    After the Closing, each of Abbott and New Mylan, at the request of the other Party, shall use, and shall cause their respective Affiliates to use, reasonable best efforts to obtain any Consent, substitution or amendment required to novate or assign all Assumed Business Liabilities to New Mylan or its Affiliates and any Excluded Liabilities to Abbott or the Continuing Affiliates, and obtain in writing the unconditional release of Abbott and its Affiliates with respect to the Assumed Business Liabilities and the unconditional release of New Mylan and its Affiliates with respect to the Excluded Liabilities, the costs of which shall be borne equally by Abbott and New Mylan.
7.11    Abbott Brands Limited License.
(a)    Without limiting any other provision of this Section 7.11, effective as of the Closing, Abbott and the Continuing Affiliates hereby grant (to the extent Abbott or any of the Continuing Affiliates has a right to) to New Mylan and its Affiliates, for a period of two (2) years after the Closing, a non-exclusive, irrevocable (except in the event of a material breach by New Mylan or its Affiliates of this Section 7.11(a), which breach is not cured within thirty (30) days of written notice from Abbott), non-assignable, royalty-free right and license to use the Abbott Brands in the Territories to manufacture, package and label the Products to the same extent as such Products were manufactured, packaged and labeled in the Business immediately prior to the Closing, for the sole purpose of selling the Products in the Territories.

(b)    Without limiting any other provision of this Section 7.11, effective as of the Closing, Abbott and the Continuing Affiliates hereby grant (to the extent Abbott or any of the Continuing Affiliates has a right to) to New Mylan and its Affiliates, for a period of six (6) months after the Closing, a non-exclusive, irrevocable (except in the event of a material breach by New Mylan or its Affiliates of this Section 7.11(b), which breach is not cured within thirty (30) days of written notice from Abbott), non-assignable, royalty-free right and license to use the Abbott Brands in the Territories on any advertising, marketing and promotional materials of the Products (including on websites) as used in the Business immediately prior to the Closing, for the sole purpose of selling the Products in the Territories.
(c)    Without limiting any other provision of this Section 7.11, effective as of the Closing, Abbott and the Continuing Affiliates hereby grant (to the extent Abbott or any of the Continuing Affiliates has a right to) to New Mylan and its Affiliates, for a period of ninety (90) days after the Closing, a non-exclusive, irrevocable (except in the event of a material breach by New Mylan or its Affiliates of this Section 7.11(c), which breach is not cured within thirty (30) days of written notice from Abbott), non-assignable, royalty-free right and license to use the Abbott Brands in the Territories on signs, billboards and telephone listings used in the Business immediately prior to the Closing; provided that New Mylan shall promptly cover and commence and continue until completed the removal of such signs and billboards.
(d)    Promptly after the Closing, New Mylan shall, and shall cause its Affiliates to, cease use of any Abbott Brand for which New Mylan has not been granted a license pursuant to Section 7.11(a), (b) or (c), including on sales invoices, stationery, office forms or other similar materials of the Business.
(e)    Any use by New Mylan and its Affiliates of the Abbott Brands as permitted in this Section 7.11 is subject to their use of the Abbott Brands in a form and manner, and with standards of quality, substantially consistent with the use of the Abbott Brands immediately prior to the Closing Date and delivered to New Mylan in writing prior to the Closing. Except as expressly provided in this Section 7.11, New Mylan and its Affiliates shall have no right to use in any way the Abbott Brands.
7.12    Corporate Name. As soon as reasonably practicable after the Closing, but in any event no later than thirty (30) days thereafter, New Mylan shall, and shall cause its Affiliates to, amend the Constituent Documents of the Acquired Companies and the Acquired Company Subsidiaries, as applicable, and to take all additional action necessary to delete any reference to Abbott in their respective company names and, within such thirty (30) day period, to make all required filings with Governmental Authorities (other than Regulatory Authorities) to effect such amendments.
7.13    Directors and Officers.
(a)    Prior to the Closing Date, Abbott shall cause each of the Acquired Companies and the Acquired Company Subsidiaries to (i) hold such corporate or other meetings as are necessary pursuant to applicable Laws to discharge the members of each board of directors or equivalent governing body of the Acquired Companies and the Acquired Company Subsidiaries (the “Resigning Directors”) and (ii) execute and deliver to Abbott a general release and discharge from each Acquired Company and Acquired Company Subsidiary releasing and discharging each Resigning Director and past director and each past and present officer, employee and agent from any and all Liabilities to such Acquired Company or Acquired Company in connection with or arising out of any act or omission of any such director, officer, employee or agent, in his or her capacity as such, at or prior to the Closing, in the case of (i) and (ii), with effect as of the Closing.
(b)    Effective upon the Closing, New Mylan shall not, and shall not cause or permit any of its Affiliates (including any Acquired Company or Acquired Company Subsidiary) to, make any claim against any past or present director, officer, employee or agent of the Acquired Companies or the Acquired Company Subsidiaries (or their respective heirs or successors) in connection with any act or omission of such director, officer, employee or agent in his or her capacity as such prior to the Closing, except for fraud or as expressly permitted or required by the terms of this Agreement or the Ancillary Agreements.
7.14    Transition Services. Following the Closing, (a) Abbott or one or more of the Continuing Affiliates shall provide or make available certain services, rights, properties and assets (to the extent Abbott or one of the Continuing Affiliates has the right to) and (b) New Mylan or one or more of its Affiliates shall provide or make available certain services, rights, properties and assets (to the extent New Mylan or one of its Affiliates has the right to), in each case, pursuant to a transition services agreement, in Agreed Form, to be entered into at the Closing between Abbott and New Mylan (the “Transition Services Agreement”) containing the terms and conditions set forth on Exhibit C.
7.15    Further Action.
(a)    Without limiting any other express obligation hereunder, each of Abbott and Mylan shall use its reasonable best efforts to take or cause to be taken all appropriate action, to do or cause to be done all things necessary, proper or advisable under applicable Law, the Contracts included in the Transferred Business Assets or otherwise and to execute and deliver such documents and other papers and any other agreements, as may be necessary to, as soon as practicable, carry out the provisions of this Agreement and consummate and make effective the transactions contemplated by this Agreement, including the Reorganization, the Business Transfer and the Merger, including obtaining from third parties all required Consents, the costs of which shall be borne equally by Abbott and New Mylan; provided that, without Mylan’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed), Abbott shall not grant to any third party any concession that would reasonably be expected to materially and adversely affect New Mylan’s operation of the Business after the Closing. Without limiting the generality of the foregoing, each of Abbott and Mylan shall use its reasonable best efforts to negotiate in good faith (to the extent not already in Agreed Form) and enter into the Ancillary Agreements with such terms and conditions required pursuant hereto and such other terms and conditions as are mutually agreeable to the Parties. Without limiting the generality of the foregoing, Abbott shall use its reasonable best efforts to transfer or have reissued to, or obtain for, Acquired Companies all Permits necessary under Law to operate the Business and the Transferred Business Assets.
(b)    Notwithstanding anything in this Agreement to the contrary, this Agreement shall not constitute an agreement to assign, license, sublicense or otherwise provide rights with respect to any Transferred Business Asset (including any Contract (other than any

Employee Plan) included in the Transferred Business Assets) or any right thereunder if an attempted assignment, license or other provision, without the Consent of a third party, would constitute a breach or other contravention of a Contract with such third party or would in any way adversely affect the rights of New Mylan or any of its Affiliates relating to such Transferred Business Asset. If any such Consent is not obtained prior to the Closing, the Parties shall cooperate in good faith and use their reasonable best efforts to obtain such Consent as promptly thereafter as practicable and the costs of obtaining any such Consent shall be borne equally by Abbott and New Mylan; provided that, without Mylan’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed), Abbott shall not grant to any third party any concession that would reasonably be expected to materially and adversely affect New Mylan’s operation of the Business after the Closing. If the Parties are unable to obtain any required Consent prior to the Closing, Abbott shall, after the Closing, solely to the extent any affected asset, Contract or right inures to the benefit or burden of the Business, use reasonable best efforts to (i) continue to be bound thereby pending assignment to New Mylan, (ii) at the direction and expense of New Mylan, pay, perform and discharge fully all of its obligations thereunder after the Closing and prior to assignment to New Mylan, (iii) without further consideration therefor, pay, assign and remit to New Mylan promptly all monies, rights and other consideration received in respect of such asset, Contract or right and (iv) exercise or exploit its rights and options under such asset, Contract or right, when and as reasonably directed by New Mylan. If and when any such Consent shall be obtained or such asset, Contract or right shall otherwise become assignable, licensable, sublicenseable or able to be provided to New Mylan, Abbott shall promptly assign, license, sublicense or otherwise provide such asset, Contract or right to New Mylan without payment of further consideration and New Mylan shall, without the payment of any further consideration therefor, assume such asset, Contract or right.
(c)    If the Parties determine that certain Transferred Business Assets were not transferred to or retained in the Acquired Companies or the Acquired Company Subsidiaries at or prior to Closing or otherwise were not transferred to New Mylan or one of its Affiliates at Closing, Abbott shall promptly transfer and deliver any and all of such Transferred Business Assets to New Mylan or one of its Affiliates (including, from and after the Closing, the Acquired Companies and the Acquired Company Subsidiaries) without the payment by New Mylan of any further consideration therefor. If the Parties determine that certain Excluded Assets were transferred to or retained in the Acquired Companies or the Acquired Company Subsidiaries at or prior to Closing or otherwise transferred to New Mylan or one of its Affiliates at Closing, New Mylan shall promptly transfer and deliver any and all of such Excluded Assets to Abbott or one of the Continuing Affiliates without the payment by Abbott of any further consideration therefor. The costs of obtaining any Consents in connection with such transfer and delivery shall be borne equally by Abbott and New Mylan; provided that, without Mylan’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed), Abbott shall not grant to any third party any concession that would reasonably be expected to materially and adversely affect New Mylan’s operation of the Business after the Closing. The Parties agree and acknowledge that Business Know-How may not be contained in Books, Records and Files, and notwithstanding anything in this Agreement other than Section 7.25 to the contrary, but subject to the terms and conditions of the Transition Services Agreement, neither Party nor any of its Affiliates shall have any obligation to deliver or effect any transfer of Business Know-How to another Party beyond its obligations under this Agreement to deliver Books, Records and Files.

7.16    Mixed Contracts.
(a)    Except as may otherwise be agreed by the Parties in writing, any Contract (other than any Manufacturing Contract, Site Contract, Business IP License Agreement, Employee Plan or any Contract that constitutes an Excluded Asset) to which Abbott or any of its Affiliates is a Party prior to the Closing, in each case that inures to the benefit or burden of each of the Business and the Other Abbott Businesses (a “Mixed Contract”), shall, to the extent commercially reasonable, be separated (or, with respect to a Mixed-Use IP License Agreement, to the extent not separated and to the extent permitted, sublicensed in accordance with the provisions of Section 7.16(b)) as of the Closing, so that each of Abbott and New Mylan shall be entitled to the rights and benefits and shall assume the related portion of any Liabilities inuring to their respective businesses. Abbott shall provide New Mylan with a copy of each Mixed Contract (it being understood that the Parties shall use reasonable best efforts to comply, where practicable, with any applicable confidentiality provisions contained in such Mixed Contracts), and the Parties shall cooperate with each other to effect such separation. The costs of such separation shall be borne equally by Abbott and New Mylan; provided that, without Mylan’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed), Abbott shall not grant to any third party any concession that would reasonably be expected to materially and adversely affect New Mylan’s operation of the Business after the Closing. If any Mixed Contract cannot be so separated (or, with respect to a Mixed-Use IP License Agreement, to the extent not separated and to the extent permitted, sublicensed in accordance with the provisions of Section 7.16(b)), Abbott and New Mylan shall, and shall cause each of their respective Affiliates to, use their reasonable best efforts to cause, for the period after the Closing, (i) the rights and benefits under each Mixed Contract to the extent relating to the Business to be enjoyed by New Mylan; (ii) the Liabilities under each Mixed Contract to the extent relating to the Business to be borne by New Mylan; (iii) the rights and benefits under each Mixed Contract to the extent relating to the Other Abbott Businesses to be enjoyed by Abbott; and (iv) the Liabilities under each Mixed Contract to the extent relating to the Other Abbott Businesses to be borne by Abbott. Notwithstanding the foregoing, with respect to any Mixed Contract, Abbott may, in its sole discretion, elect in lieu of the foregoing arrangements to assign its entire interest in any Mixed Contract to New Mylan subject to the provisions of Section 7.15 and the other terms hereof; provided, however, that Abbott shall remain primarily liable for, and shall indemnify New Mylan and its Affiliates in respect of, any Liabilities thereunder to the extent such Liabilities relate to the Abbott Other Businesses.
(b)    If any Mixed-Use IP License Agreement is not separated in accordance with Section 7.16(a), effective as of the Closing, Abbott and the Continuing Affiliates hereby grant (to the extent Abbott or any of the Continuing Affiliates has a right to, and subject to the terms and conditions of the applicable Mixed-Use IP License Agreements) to the Acquired Companies and the Acquired Company Subsidiaries, a perpetual, irrevocable (except in the event of a material breach by New Mylan or its Affiliates of this Section 7.16(b), which breach is not cured within thirty (30) days of written notice from Abbott), non-exclusive right and sublicense under the Mixed-Use IP License Agreements and solely for purposes of developing, manufacturing, using, selling, offering to sell, distributing, importing, supporting and otherwise disposing of the Products in or for the Territories and, in each case, subject to the terms and conditions of the Joint Products Agreement (the “Licensed Mixed-Use IP Sublicenses”). The Licensed Mixed-Use IP Sublicenses shall be non-assignable (provided that each such Licensed Mixed-Use IP Sublicense shall, to the extent permitted by and consistent with the terms of the applicable underlying Mixed-Use IP License Agreement, be assignable, without the consent of Abbott, by an Acquired Company or Acquired Company Subsidiary, as applicable, (i) to New Mylan or any Affiliate of New Mylan if (A) such Affiliate agrees in writing to be bound by the terms of such Licensed Mixed-Use IP Sublicense, (B) such assignee continues to be an Affiliate of New Mylan and (C) the assigning Acquired Company or Acquired Company Subsidiary, as applicable, shall remain primarily liable for the performance of all obligations of such Person under such Licensed Mixed-Use IP Sublicense and (ii) to any Person in connection with the sale by New Mylan or its Affiliates, as applicable, to such Person of (A) the Business, whether by merger, consolidation, combination, reorganization or similar transaction or the transfer, sale, lease, conveyance or disposition of all or substantially all of the assets of the Business or (B) the Product or Products to which such Licensed Mixed-Use IP Sublicense relates). To the extent the Acquired Companies’ or the Acquired Company Subsidiaries’ exploitation after the Closing of Intellectual Property sublicensed to under this Section 7.16(b) results in or otherwise contributes to an obligation by Abbott or the Continuing Affiliates (as sublicensor under this Section 7.16(b)) to make any payments to a third Person, the Acquired Companies and the Acquired Company Subsidiaries shall be responsible for such payment obligations.
7.17    Intercompany Arrangements.
(a)    Immediately prior to the Closing, Abbott shall, and shall cause its Affiliates to, (i) terminate all agreements or arrangements, written or unwritten, of any kind (other than any Ancillary Agreements), between Abbott or any Continuing Affiliate, on the one hand, and an Acquired Company or any Acquired Company Subsidiary, on the other hand, and (ii) settle or otherwise extinguish any amounts (other than any amounts under any Ancillary Agreements) owed to or by Abbott or any Continuing Affiliate, on the one hand, and an Acquired Company or any Acquired Company Subsidiary, on the other hand.
(b)    If, following the Reorganization and prior to the Closing, an amount of cash and cash equivalents has not been distributed or otherwise transferred from any Acquired Company or Acquired Company Subsidiary to Abbott or a Continuing Affiliate, Abbott may permit such Acquired Company or Acquired Company Subsidiary to hold, on behalf of and as an agent for Abbott, such cash and cash equivalents (the “Acquired Company Cash Amount”), which Acquired Company Cash Amount the Parties acknowledge and agree is (and agree to account for as) an Excluded Asset. New Mylan shall, or shall cause one of its Affiliates to, pay to Abbott or a Continuing Affiliate promptly after the Closing an amount equal to the Acquired Company Cash Amount.
7.18    Books, Records and Files.
(a)    Abbott or its Affiliates may redact from any Books, Records and Files transferred and delivered to New Mylan, an Acquired Company or an Acquired Company Subsidiary pursuant to the terms of this Agreement any information that is not related to the Business or any Transferred Business Asset or Assumed Business Liability.
(b)    New Mylan agrees to retain and maintain all Books, Records and Files that are included in the Transferred Business Assets and that are delivered to New Mylan hereunder for a period of at least seven (7) years after Closing (plus any additional time during which New Mylan has been advised by Abbott that (a) there is an ongoing Action with respect to Taxes with respect to periods prior to the Closing or (b) any such period is otherwise open to assessment; provided that only such Books, Records and Files reasonably related to the appropriate Action with respect to Taxes or period as advised by Abbott shall be subject to such time extension). During such period, New Mylan agrees to provide Abbott and its representatives reasonable cooperation, access (including copies) and staff assistance, as needed, during normal business hours and upon reasonable notice, with respect to the Books, Records and Files delivered to New Mylan hereunder, and Abbott agrees to provide New Mylan and its representatives reasonable cooperation, access (including copies) and staff assistance, as needed, during normal business hours and upon reasonable notice, with respect to the Books, Records and Files relating to the Business and retained by Abbott, in each case as may be necessary for general business purposes, including the defense of litigation, the preparation of Tax Returns and financial statements, the auditing of financial statements, other financial reporting activities and the management and handling of Actions with respect to Taxes; provided that such cooperation, access and assistance does not unreasonably disrupt the normal operations of New Mylan or Abbott or their respective Affiliates.
(c)    New Mylan and Abbott agree that Abbott may maintain copies of any Books, Records and Files that are included in the Transferred Business Assets and that are delivered to New Mylan hereunder.
(d)    Without limiting the foregoing, New Mylan and its Affiliates shall also cooperate with and provide Abbott, the Continuing Affiliates and their respective representatives, during normal business hours and upon reasonable notice, access to information prepared or generated after the Closing related to the operation of the Business prior to the Closing, as may reasonably be requested by Abbott to prepare financial statements for the Business for the periods ending prior to or on the Closing; provided that such access does not unreasonably disrupt the normal operations of New Mylan or its Affiliates.
7.19    Audited Financial Statements.
(a)    Subject to Section 7.19(b), as promptly as reasonably practicable after the date of this Agreement, Abbott shall deliver to Mylan such financial statements and other financial information of the Business and associated support activities as are required by the SEC to be included in, or otherwise filed with the SEC in connection with the preparation of, the Proxy Statement, the Registration Statement or the Current Report on Form 8-K disclosing this Agreement and the transactions contemplated hereby (including any amendment thereto), which may include, to the extent required by the SEC, (a) audited combined balance sheets of the Business and associated support activities as of December 31, 2013 and 2012, and audited combined statements of earnings, comprehensive income, cash flows and investment of the Business and associated support activities for each of the fiscal years in the three-year period ended December 31, 2013, in each case including any notes thereto (collectively, the “Audited Financial Statements”), (b) unaudited combined balance sheets of the Business and associated support activities as of the end of any fiscal quarters ended subsequent to December 31, 2013 and prior to the effectiveness of the Registration Statement, and the related unaudited combined statements of earnings, comprehensive income, cash flows and investment of the Business and associated support activities, and (c) selected financial information of the Business and associated support activities (in accordance with Item 301 of Regulation S-K promulgated under the Securities Act) for each of the fiscal years in the five-year period ended December 31, 2013 and for any fiscal quarter ended subsequent to December 31, 2013 and prior to the effectiveness of the Registration Statement.  The Audited Financial Statements shall be duly audited by Deloitte & Touche LLP or a firm of internationally reputed public accountants.  The Audited Financial Statements shall be prepared in accordance with GAAP.
(b)    Abbott and the Mylan Parties shall reasonably cooperate in good faith in connection with consultations with the staff of the SEC with respect to the matters set forth on Schedule 7.19(b).
7.20    Pre-Closing Mylan Capitalization Table. Prior to the Closing, Mylan shall prepare and deliver to Abbott, or cause to be prepared and delivered to Abbott, as of a date that is not more than two (2) U.S. Business Days prior to the Closing Date, a capitalization table (the “Pre-Closing Mylan Capitalization Table”) setting forth as of such date: (a) the authorized capital stock of New Mylan and the number of New Mylan Ordinary Shares and New Mylan Preferred Shares issued and outstanding and (b) the authorized capital stock of Mylan and (i) the number of shares of Mylan Common Stock and Mylan Preferred Stock issued and outstanding, (ii) the number of shares of Mylan Common Stock reserved for issuance pursuant to the Mylan Stock Plan, (iii) the number of shares of Mylan Common Stock subject to Mylan Options and (iv) the number shares of Mylan Common Stock subject to Mylan Stock Awards.
7.21    Non-Competition; Non-Solicitation.
(a)    Abbott shall not, and shall cause the Continuing Affiliates not to, directly or indirectly, own, manage, operate or otherwise participate or engage in the business of marketing, promoting, selling or offering for sale any pharmaceutical product in the Territories that contains the same active pharmaceutical ingredient, whether alone or in combination with any other active pharmaceutical ingredient, in any formulation, form or dosage strength, as an active pharmaceutical ingredient incorporated in any Product, in each instance including influenza vaccines, other than (i) in the ophthalmic or veterinary field of use and (ii) any products that incorporate such active pharmaceutical ingredient as part of a medical device (other than a medical device for the injection of pharmaceutical product), diagnostic product or nutritional product (a “Competing Business”) for the period commencing on the Closing Date and expiring on the second (2nd) anniversary thereof: provided that, this Section 7.21(a) shall not prohibit Abbott or any Continuing Affiliate, directly or indirectly, from:
(i)    having Beneficial Ownership of (A) the Consideration Shares or (B) up to and including fifteen percent (15%) of any class of outstanding Securities of any other Person; provided that if the Beneficial Ownership by Abbott or any Continuing Affiliate of the Securities of any other Person exceeds fifteen percent (15%) of any class of outstanding Securities of such Person as a result of a combination of shares, recapitalization, consolidation or other reorganization of such Person, Abbott shall not be in breach of this Section 7.21(a)(i) if Abbott or the applicable Continuing Affiliate divests or causes the divestiture of an amount of the Securities of such Person necessary for Abbott or the applicable Continuing Affiliate to Beneficially Own fifteen percent (15%) or less of the applicable class of outstanding Securities of such Person within twelve (12) months after the date of such combination of shares, recapitalization, consolidation or other reorganization;

(ii)    conducting the Other Abbott Businesses or the business activities of CFR Pharmaceuticals S.A. or OJSC Veropharm or any Affiliates or any joint venture in which CFR Pharmaceuticals S.A. or OJSC Veropharm hold any Equity Rights;
(iii)    manufacturing pharmaceutical products with the same active pharmaceutical ingredients as the Products for any third party that is not an Affiliate of Abbott, so long as Abbott does not grant rights to such third party to rely on or use a Registration;
(iv)    conducting the Business in the Delayed Reorganization Jurisdictions pursuant to Section 6.7;
(v)    acquiring any Persons or businesses (an “Acquired Business”) that include a Competing Business (an “Acquired Competing Business”) and carrying on the Acquired Competing Business if such Acquired Competing Business comprises less than the greater of (A) twenty percent (20%) of the revenues of the Acquired Business (measured as of the completed calendar year preceding the year in which the acquisition of the Acquired Business is completed), but not more than $200,000,000 of the aggregate revenues of the Acquired Business in such calendar year (measured using the Exchange Rate as of the last U.S. Business Day of such calendar year) and (B) $50,000,000 of the revenues of such Acquired Business (measured as of the completed calendar year preceding the year in which the acquisition of the Acquired Business is completed and using the Exchange Rate as of the last U.S. Business Day of such preceding calendar year); provided, that if neither clause (A) nor (B) applies, Abbott or its Continuing Affiliates may consummate the acquisition of such Acquired Business, provided further that Abbott or the applicable Continuing Affiliates shall, divest such Acquired Competing Business, and shall, within twelve (12) months following the date of on which such Acquired Business was acquired, enter into a definitive agreement for the divestiture of such Acquired Competing Business. If the divestiture of an Acquired Competing Business is required pursuant to this Section 7.21(a)(v), Abbott shall provide notice to New Mylan, and Abbott shall not, and shall not permit or cause any of its Continuing Affiliates to, enter into any definitive agreement regarding such divestiture without first commencing and conducting in good faith for not less than twenty (20) U.S. Business Days negotiations with New Mylan regarding a potential acquisition by New Mylan or its Affiliates of such Acquired Competing Business.
(b)    For the period commencing on the Closing Date and expiring on the second (2nd) anniversary thereof, Abbott shall not, and shall cause the Continuing Affiliates not to, directly or indirectly (including through representatives), solicit, influence, entice or encourage any Transferred Employee to cease his or her employment with New Mylan or its Affiliates, as applicable.
(c)    For the period commencing on the Closing Date and expiring on the second (2nd) anniversary thereof, New Mylan shall not, and shall cause its Affiliates not to, directly or indirectly (including through representatives), solicit, influence, entice or encourage any individual set forth on Schedule 8.1(a)(i)-1, any employee of the Established Pharmaceutical Product segment of Abbott or any of its Affiliates who is not a Business Employee or any other employee of Abbott or its Affiliates of whom New Mylan or any of its Affiliates has become aware or with whom New Mylan or any of its Affiliates has come into contact in connection with the transactions contemplated by this Agreement or the Ancillary Agreements (the “Abbott Employees”) to cease his or her employment with Abbott or its Affiliates, as applicable.
(d)    Sections 7.21(b) and (c) will not be deemed to prohibit the Parties or their respective Affiliates from engaging in general media advertising or general employment solicitation that may be targeted to a particular geographic or technical area but that is not targeted towards Transferred Employees or Abbott Employees, as applicable.
7.22    Financing Cooperation. Until such time as either Mylan or New Mylan is no longer required under applicable securities Laws to include financial statements of the Business in any prospectus, offering memorandum or other offering document in connection with an offering of Securities, Abbott shall, and shall cause the Continuing Affiliates to, use reasonable best efforts to assist Mylan or New Mylan, as applicable, in obtaining such customary accountants’ comfort and consent letters from Abbott’s accountants, in each case, as may be reasonably requested in connection with the preparation of such prospectus, offering memorandum or other document.
7.23    Conversion. Mylan shall, or shall cause its Affiliates (including New Mylan) to, use reasonable best efforts to ensure that all necessary filings are prepared and made as required under the Laws of the Netherlands in order to effect the conversion of New Mylan into a public limited liability corporation (naamloze vennootschap) prior to the Closing.
7.24    Confirmation of Successor Registrant Status; Cooperation.
(a)    As soon as reasonably practicable after the initial filing of the Registration Statement, the Mylan Parties shall submit a no action request to the Staff of the Division of Corporation Finance of the SEC requesting confirmation that as of immediately after the Effective Time (i) New Mylan shall become a successor registrant with respect to Mylan in accordance with Rule 12g-3 under the Exchange Act, (ii) New Mylan shall be deemed to succeed to Mylan’s status as a WKSI and (iii) New Mylan shall be eligible to file an Automatic Shelf Registration Statement. The Mylan Parties shall use their reasonable best efforts to obtain the foregoing no action letter as soon as reasonably practicable after the initial filing of the Registration Statement and shall provide a copy of such letter to Abbott promptly upon receipt.
(b)    In accordance with the terms and subject to the conditions set forth in Schedule 7.24(b), if requested in writing by Abbott, the Mylan Parties shall cooperate with Abbott and Abbott’s advisors, representatives, underwriters and counterparties during the period after the date of this Agreement and on or prior to the Closing Date with respect to taking actions, including filing a Resale Registration Statement, and one or more amendments or prospectus supplements, with the SEC relating to the resale, transfer or other disposition of the Consideration Shares (or portion thereof designated by Abbott), subject to the issuance of the Consideration Shares as of the Closing Date, and such other actions contemplated in accordance with Schedule 7.24(b) reasonably requested by Abbott to facilitate the resale, transfer or other disposition of the Consideration Shares (or portion thereof designated by Abbott) on or after the Closing Date.
7.25    Cooperation in Litigation. Without limiting the obligations of the Parties under Section 12.3, from and after the Closing, Abbott and the Mylan Parties shall reasonably cooperate with each other in the investigation, prosecution or defense of any Action (other than Actions with respect to Taxes) prior to or after the Closing arising from or related to the conduct of the Business, the ownership, assets or Liabilities of the Acquired Companies or the Acquired Company Subsidiaries, the ownership, operation or use of the Transferred Business Assets, the Assumed Business Liabilities, the Excluded Assets or the Excluded Liabilities and, in each case, involving one or more third parties. Such cooperation shall include (a) providing, and causing their respective Affiliates to provide, documentary or other evidence, (b) implementing, and causing their respective Affiliates to implement, record retention, litigation hold or other documentary or evidence policies or (c) making, and causing their respective Affiliates to make, available directors, officers and employees to give depositions or testimony, all as reasonably requested by the requesting Party from time to time. Except as otherwise provided in Article 12, the Party requesting such cooperation shall pay the reasonable out-of-pocket expenses incurred in providing such cooperation (including reasonable legal fees and disbursements) by the Party (or Affiliate thereof, as the case may be) providing such cooperation and by its officers, directors, employees and agents, but not including reimbursing such Party (or Affiliate thereof, as the case may be) or its officers, directors, employees and agents for their time spent in such cooperation.
ARTICLE 8

EMPLOYEE MATTERS
8.1    Transferred Employees.
(a)    Definitions.
(i)    “Business Employee” means, except as set forth on Schedule 8.1(a)(i)-1 or as otherwise agreed to in writing by Mylan and Abbott, (A) any employee of, or who provides services to, the Business employed by Abbott or one of its Affiliates who primarily performs his or her services for the benefit of or with respect to the Business, (B) except for shared service employees deemed not to be Business Employees pursuant to the procedures set forth on Schedule 8.1(a)(i)-2, any employee of the Business employed by Abbott or one of its Affiliates who performs his or her services from one of the Manufacturing Facilities, and (C) any individual employed by Abbott or one of its Affiliates who is a shared service employee deemed to be a Business Employee pursuant to the procedures set forth on Schedule 8.1(a)(i)-2, including in all cases any such employee who is inactive because of leave of absence, vacation, holiday or short-term disability or, to the extent required by applicable Law, who is inactive because of long-term disability or for whom an obligation to recall, rehire or otherwise return to employment exists under Contract or Law. No later than thirty (30) days after the date of this Agreement, Abbott shall provide Mylan with a preliminary (i) draft of Schedule 8.1(a)(i)-1 and (ii) list of all Business Employees, which Schedule and list shall be prepared and may be updated in accordance with this Agreement from time to time prior to, and shall be finalized at, Closing (in the case of Schedule 8.1(a)(i)-1 by mutual agreement of the Parties).
(ii)    “Former Business Employee” means any individual whose employment with the Business terminated prior to the Closing (including any Business Employee who has received notice of termination prior to the date of this Agreement) for whom no obligation to recall, rehire or otherwise return to employment with Abbott or its Affiliates exists under Contract and who primarily performed his or her services for or with respect to the Business (or for or with respect to any previously acquired business that is considered part of the Business) immediately prior to such individual’s termination of employment.
(iii)    “Transferred Employee” means each Business Employee who is employed by New Mylan, Mylan, an Acquired Company or an Acquired Company Subsidiary immediately following the Closing.
(b)    Transfer of Employment.
(i)    Prior to or at the Closing, Abbott shall, and shall cause its Affiliates, as applicable, to take such steps as are required to (A) transfer the employment of each Business Employee to an Acquired Company or an Acquired Company Subsidiary, other than (x) any Business Employee employed in the U.S. or (y) any Business Employee who is a U.S. expatriate, either, as applicable, by way of automatic transfer or by making offers of employment and (B) transfer the employment of each employee who is not a Business Employee from an Acquired Company or an Acquired Company Subsidiary to Abbott or its Continuing Affiliates, in each case subject to and in accordance with applicable Law.
(ii)    Prior to the Closing, New Mylan shall, or shall cause its Affiliates, as applicable, to offer employment to each Business Employee who is employed in the U.S. and each Business Employee who is a U.S. expatriate in accordance with this Agreement and applicable Law.
8.2    Compensation and Employee Benefits.
(a)    Compensation and Benefits Comparability. For a period of two (2) years following the Closing, or such longer period as required by applicable Law, Transferred Employees who remain in the employment of New Mylan or any of its Affiliates shall receive (i) base salary or wage rates that are not less than those in effect for each such Transferred Employee immediately prior to Closing, (ii) equity and cash incentive compensation opportunities that, in the aggregate, are no less favorable than those in effect for each such Transferred Employee immediately prior to Closing, (iii) employee benefits that, in the aggregate, are substantially similar to those in effect for each such Transferred Employee immediately prior to Closing (including defined benefit pension benefits), and (iv) severance benefits that are no less favorable on an individual basis than the greater of (A) the severance benefits that would have been applicable to each such Transferred Employee under the Abbott or applicable Abbott Affiliate severance plans or individual Contracts to the extent set forth on Schedule 8.2(a) (which Abbott shall provide Mylan no later than sixty (60) days after the date of this Agreement and Schedule 8.2(a) shall exclude any plan or Contract mandated by and maintained solely pursuant to applicable Law), immediately prior to the Closing, as the case may be, taking into account such Transferred Employee’s additional period of service and rate of base salary or wages and bonus target with New Mylan or its Affiliates following the Closing and (B) the severance benefits applicable to similarly situated employees of New Mylan or its Affiliates. Except as required by Law, nothing contained in this Agreement shall be construed as requiring New Mylan or one of its Affiliates to continue the employment of any specific Person or to continue any specific benefit plan.

(b)    Severance Liabilities. New Mylan and its Affiliates shall be solely responsible for any severance, redundancy or similar termination payments or benefits that may become payable to any Business Employee arising out of or in connection with the Reorganization or the transactions contemplated by this Agreement (including any transfers described in Section 6.7(b) or Section 8.1(b)) and any amounts paid or payable to any Business Employee who does not become a Transferred Employee because such Business Employee rejects a transfer of employment or refuses to transfer employment or does not accept an offer to transfer employment or otherwise challenges such transfer of employment pursuant to Section 6.7(b) or Section 8.1(b). To the extent that Abbott or any of its Continuing Affiliates becomes liable for, or is legally required to make, severance, redundancy or similar termination payments or benefits to any Business Employee as a result of the Reorganization or the transactions contemplated by this Agreement, New Mylan shall, or shall cause its Affiliates to, reimburse Abbott, as soon as practicable but in any event within thirty (30) days of receipt from Abbott of appropriate verification, for all payments, costs and expenses actually paid by Abbott or any Affiliate as required by applicable Law or any Contract or Employee Plan.
(c)    Service Credit. New Mylan shall, and shall cause its Affiliates to, recognize the prior service and seniority (including prior service and seniority with any previously acquired business that is considered part of the Business) of each Transferred Employee as if such service had been performed with, and such seniority has been earned with, New Mylan for all purposes under the employee benefit plans and policies provided by New Mylan to the Transferred Employees following the Closing (other than benefit accruals under New Mylan’s defined benefit pension plans except to the extent required by applicable Law or as provided in this Article 8), to the same extent such service and seniority is recognized by Abbott or its Affiliates immediately prior to the Closing, except if such service and seniority would result in the duplication of benefits.
(d)    Welfare Plans. Except as otherwise required by applicable Law, (i) Abbott or one of its Continuing Affiliates shall retain responsibility under the Abbott “employee welfare benefit plans” (as defined in Section 3(1) of ERISA, whether or not such plan is subject to ERISA) in which the Transferred Employees participate with respect to all welfare benefit claims incurred by the Transferred Employees and their eligible dependents prior to the Closing and all welfare benefit claims incurred by Former Business Employees and their eligible dependents (other than claims under Stand-Alone Employee Plans) whether prior to or following the Closing and (ii) New Mylan or one of its Affiliates shall be responsible for all welfare benefit claims incurred by Transferred Employees and their eligible dependents on or after the Closing and for all welfare benefit claims incurred by Former Business Employees and their eligible dependents under Stand-Alone Employee Plans. With respect to any “employee welfare benefit plan” maintained by New Mylan or any of its Affiliates in which Transferred Employees are eligible to participate after the Closing, or any Stand-Alone Employee Plan in which Former Business Employees are eligible to participate after the Closing, New Mylan shall, and shall cause its Affiliates to, use reasonable best efforts to (A) waive all limitations as to preexisting conditions and exclusions with respect to participation and coverage requirements applicable to such Transferred Employees (or with respect to Stand-Alone Employee Plans, applicable to such Former Business Employees) to the extent such conditions and exclusions were satisfied by such individual or did not apply under the welfare benefit plans maintained by Abbott or any of its Affiliates immediately prior to the Closing and (B) provide each Transferred Employee (or with respect to Stand-Alone Employee Plans, such Former Business Employee) with credit for any co-payments and deductibles paid by such individual in the plan year in which the Closing occurs prior to the Closing in satisfying any analogous deductible or out-of-pocket requirements to the extent applicable under any such plan.
(e)    Labor and Employment Law Matters. No later than seven (7) days prior to any consultation with a works council, union, labor board, employee group or Governmental Authority regarding the effect, impact or timing of the transactions contemplated by this Agreement, Abbott will discuss with Mylan the approach and details to be discussed as part of such consultation and will include reasonable comments from Mylan that have been provided not later than three (3) days prior to such consultation. Mylan and Abbott shall, and shall cause their Affiliates to, cooperate to take all steps, on a timely basis, as are required under applicable Law to notify, consult with or negotiate the effect, impact or timing of the transactions contemplated by this Agreement with each works council, union, labor board, employee group or Governmental Authority where so required under applicable Law. Abbott shall regularly review with Mylan the progress of the notifications, consultations and negotiations with each works council, union, labor board, employee group and Governmental Authority regarding the effect, impact or timing of the transactions contemplated by this Agreement. Mylan and Abbott shall, and shall cause their applicable Affiliates to, comply with all applicable Laws, directives and regulations relating to the Business Employees. New Mylan or its applicable Affiliate shall become a party to any collective bargaining (including national, sector or local), works council or similar agreement with respect to any Transferred Employee and shall, or shall cause its Affiliates to, be responsible for all Liabilities related to periods after the Closing arising under any collective bargaining (including any national, sector or local), works council or similar agreement with respect to any Transferred Employee. New Mylan shall, or shall cause its Affiliates to, join any industrial, employer or similar association or federation if membership is required for the currently applicable collective bargaining, works council or similar agreement to continue to apply.
(f)    Incentive Compensation. New Mylan shall, and shall cause its Affiliates to, continue each performance period in effect at the Closing under each incentive compensation bonus plan in which any Transferred Employee participates and which is listed on Schedule 8.2(f) (which Abbott shall provide New Mylan no later than thirty (30) days after the date of this Agreement), with appropriate adjustment (as determined by New Mylan in good faith) to the applicable performance targets to take into account the transactions contemplated by this Agreement. New Mylan shall, and shall cause its Affiliates to, make such bonus payments at the time prescribed by the applicable plan as in effect immediately prior to the Closing and in accordance with the historical past practices under such plan as in effect immediately prior to the Closing. New Mylan or its applicable Affiliate shall pay bonuses in accordance with the financial plan of Abbott and its Affiliates in effect as of the Closing.
8.3    Liabilities. Except as otherwise provided in this Article 8 or in Section 6.5 or 6.7(b), effective as of the Closing, Abbott and its Continuing Affiliates shall retain Liability and responsibility for all employment, labor, compensation, pension, employee welfare and employee benefits-related Liabilities, other than such Liabilities under Stand-Alone Employee Plans, (a) that relate to the Former Business Employees (or any dependent or beneficiary of any Former Business Employee) and any director, officer, employee, consultant or other service provider of Abbott and its Affiliates who is not a Transferred Employee, (b) incurred, or arising out of or relating to a period ending, on or prior to the Closing that relate to the Business Employees (or any dependent or beneficiary of any Business Employee), (c) relating to any claim that a Business Employee should have been a Transferred Employee or that any Transferred Employee should not have been treated as such or (d) under any Employee Plans that are not Stand-Alone Employee Plans (including equity compensation plans). Except as otherwise provided in this Article 8 or in Section 6.6 or 6.7(b), effective as of the Closing, (i) New Mylan and its Affiliates shall assume and be solely responsible for all employment, labor, compensation, pension, employee welfare and employee benefits-related Liabilities (A) that are payable after the Closing, which Liabilities are incurred or arise out of or relate to a period beginning after the Closing, and that relate to any Transferred Employee (or any dependent or beneficiary of any Transferred Employee) or (B) under any Stand-Alone Employee Plans and (ii) Abbott and its Continuing Affiliates shall have no liability with respect to any Transferred Employee (or any dependent or beneficiary of any Transferred Employee) that relates to such Transferred Employee’s employment with New Mylan or any of its Affiliates after the Closing
8.4    Defined Benefit Pension Plans.
(a)    Effective as of the Closing, New Mylan shall, with respect to any Transferred Employee (i) whose defined benefit pension obligation in one or more of the defined benefit pension plans maintained by Abbott or its Continuing Affiliates is required to be assumed or retained by an Acquired Company or an Acquired Company Subsidiary under applicable Law as a result of the transactions contemplated by this Agreement or (ii) who participates in one or more of the defined benefit pension plans maintained by Abbott or its Continuing Affiliates in any Territory set forth on Schedule 8.4(a) (collectively, the “Abbott Transferor Pension Plans”), establish or designate defined benefit pension plans (collectively, the “New Mylan Transferee Pension Plans”) for the benefit of such Transferred Employees. The Transferred Employees (A) whose defined benefit pension obligation is required to be assumed or retained by an Acquired Company or an Acquired Company Subsidiary or (B) who participate in one or more of the defined benefit pension plans maintained by Abbott or its Continuing Affiliates in any Territory set forth on Schedule 8.4(a) are referred to hereinafter as the “Abbott Transferred Pension Plan Employees.” The Abbott Transferred Pension Plan Employees shall be given credit under the respective New Mylan Transferee Pension Plan for all service with and compensation from Abbott or its Affiliates as if it were service with and compensation from New Mylan for purposes of determining eligibility, vesting and the amount of any benefits or benefit accruals under each respective New Mylan Transferee Pension Plan. Each New Mylan Transferee Pension Plan shall provide, upon the transfer of assets referred to below (or, if there is no transfer of assets with respect to a particular plan because the plan is not funded, as of the Closing), that the accrued benefits for the Abbott Transferred Pension Plan Employees under such New Mylan Transferee Pension Plan shall in no event be less than their accrued benefits under the corresponding Abbott Transferor Pension Plan as of the Closing.
(b)    (i)    With respect to any Abbott Transferor Pension Plan that is funded (other than any Abbott Transferor Pension Plan maintained in Germany), Abbott shall cause to be transferred from the trusts (or in the case of other funding vehicles, transferred from such funding vehicles) under such Abbott Transferor Pension Plan to the trusts or other funding vehicles under the corresponding New Mylan Transferee Pension Plan assets in the form of cash, cash equivalents, marketable securities or insurance contracts (to the extent allowable under the terms of such contracts and exclusively intended to cover plan benefits), the value of which shall be equal to: (i) the actuarial present value of projected (and not accrued) benefits (that is, the “projected benefit obligation” as defined in Topic 715 in the FASB’s Accounting Standards Codification, “PBO”) under such Abbott Transferor Pension Plan as of the Closing Date that are attributable to the Abbott Transferred Pension Plan Employees divided by the PBO of all participants in such Abbott Transferor Pension Plan as of the Closing Date, multiplied by the market value of the assets of such Abbott Transferor Pension Plan at the Closing Date, provided that such transferred amount shall not, in any event, exceed the PBO under such Abbott Transferor Pension Plan of all Abbott Transferred Pension Plan Employees as of the date of Closing or (ii) such greater amount as is required by applicable Law or the applicable Governmental Authority having jurisdiction over the Abbott Transferor Pension Plan in order to obtain approval for the transfer.
(ii)    With respect to any Abbott Transferor Pension Plan maintained in Germany that has a corresponding Contractual Trust Arrangement (the “Abbott Contractual Trust Arrangement”), New Mylan shall cause a contractual trust arrangement (the “New Mylan Contractual Trust Arrangement”) to be established in connection with the corresponding New Mylan Transferee Pension Plan. Abbott shall cause to be transferred from the Abbott Contractual Trust Arrangement under such Abbott Transferor Pension Plan to the New Mylan Contractual Trust Arrangement under the corresponding New Mylan Transferee Pension Plan assets in the form of cash, cash equivalents and marketable securities, the value of which shall be equal to: (A) the PBO under such Abbott Transferor Pension Plan as of the Closing Date that is attributable to the Abbott Transferred Pension Plan Employees divided by the PBO of all participants in such Abbott Transferor Pension Plan as of the Closing Date, multiplied by the market value of the assets of such Abbott Contractual Trust Arrangement at the Closing Date, provided that such transferred amount shall not, in any event, exceed the PBO under such Abbott Transferor Pension Plan of all Abbott Transferred Pension Plan Employees as of the date of Closing or (B) such greater amount as is required by applicable Law or the applicable Governmental Authority having jurisdiction over the Abbott Transferor Pension Plan in order to obtain approval for the transfer. To the extent (x) the Abbott Contractual Trust Arrangement maintained by Abbott Arzneimittel GmbH (the “Arzneimittel Trust”) and the Abbott Contractual Trust Arrangement maintained by Abbott Laboratories GmbH (the “GmbH Trust”) are anticipated to be overfunded according to Section 8.3 of the respective trust agreement at the Closing (a “CTA Overfunding”) and (y) the assets of the Arzneimittel Trust and the GmbH Trust are anticipated to be less than the PBO of all participants in such Abbott Contractual Trust Arrangement at the Closing (a “CTA Underfunding”), Abbott shall use reasonable best efforts under the regulations of Section 8.3 of the respective trust agreement of Arzneimittel Trust and GmbH Trust to use the CTA Overfunding to eliminate any CTA Underfunding and, if there is no CTA Underfunding or if any CTA Underfunding has been eliminated, withdraw any CTA Overfunding from Arzneimittel Trust and GmbH Trust prior to the Closing.
(c)    The amounts determined in accordance with Section 8.4(b) are collectively referred to as the “Pension Transfer Amounts”. The transfer of the Pension Transfer Amounts, and the assumption by New Mylan and its Affiliates of Liabilities with respect to or relating to the Abbott Transferred Pension Plan Employees under the applicable Abbott

Transferor Pension Plans, shall be subject to such Consents and other requirements as may apply under applicable Law, including the consent of the Abbott Transferred Pension Plan Employees to the extent required by applicable Law. New Mylan shall cause the corresponding New Mylan Transferee Pension Plans to accept the Pension Transfer Amounts. Except as otherwise provided in Section 8.4(b)(ii), to the extent an Abbott Transferor Pension Plan is not required to be funded by applicable Law and is not voluntarily funded as of the Closing, there shall be no transfer of assets by the Abbott Transferor Pension Plan or by Abbott or its Continuing Affiliates. Actuarial determinations shall be made in accordance with Section 8.4(g) below.
(d)    As of the Closing Date, Abbott shall cause the Transferred Employees to cease further accrual of benefits under the pension plans sponsored by Abbott and its Continuing Affiliates.
(e)    The Pension Transfer Amount, if any, from each Abbott Transferor Pension Plan shall be equitably adjusted to take into account benefit payments made from the Abbott Transferor Pension Plan to the Abbott Transferred Pension Plan Employees after the Closing but prior to the date of transfer and for any earnings and losses on such amount during such period. The Pension Transfer Amount, if any, shall be determined pursuant to Section 8.4(g) below.
(f)    At the times of the transfers of the Pension Transfer Amounts, New Mylan and the New Mylan Transferee Pension Plans shall assume all Liabilities for all accrued benefits, including all disability, part-time and other ancillary benefits, under the corresponding Abbott Transferor Pension Plans in respect of the Abbott Transferred Pension Plan Employees whose benefits are transferred, and Abbott and the Continuing Affiliates and the corresponding Abbott Transferor Pension Plans shall be relieved of all Liabilities to provide benefits under the Abbott Transferor Pension Plans to the Abbott Transferred Pension Plan Employees whose benefits are transferred. From and after the date of such applicable transfer of the Pension Transfer Amounts (or if there is no transfer of assets with respect to a particular plan because the plan is not required to be funded under applicable Law, from and after the Closing), New Mylan agrees to indemnify and hold harmless Abbott and its Continuing Affiliates and its and their officers, directors, employees, and agents from and against any and all costs, damages, losses, expenses, or other Liabilities arising out of or related to the Abbott Transferred Pension Plan Employees whose benefits under the Abbott Transferor Pension Plans are transferred to the New Mylan Transferee Pension Plans, or the transfer of benefits, assets and Liabilities pursuant to this Section 8.4, or the cessation of participation in the Abbott Transferor Pension Plans in connection therewith.
(g)    For purposes of this Section 8.4, actuarial determinations shall be based upon the actuarial assumptions and methodologies used in preparing the most recent audited financial statements of Abbott as of the date of the determination. The applicable plan sponsor of the Abbott Transferor Pension Plans shall cause the plan actuary or administrator to provide a report of its determination of such amount within ninety (90) days of the Closing Date and any back-up information reasonably required by New Mylan to confirm the accuracy of such determination. If New Mylan disputes the accuracy of the calculation, New Mylan and Abbott shall cooperate to identify the basis for such disagreement and act in good faith to resolve such dispute. To the extent that a dispute is unresolved after a forty-five (45) day period following identification of such dispute, the calculations shall be verified by an independent third party benefits consulting firm selected by the mutual agreement of Abbott and New Mylan. The decision of such consulting firm shall be final, binding and conclusive on Abbott and New Mylan. New Mylan and Abbott shall share equally the costs of such consulting firm.
8.5    Defined Contribution Plans.
(a)    Effective as of the Closing, New Mylan shall, with respect to any Transferred Employee whose defined contribution obligation in one or more of the defined contribution plans maintained by Abbott or its Continuing Affiliates is required to be assumed or retained by an Acquired Company or an Acquired Company Subsidiary under applicable Law as a result of the transactions contemplated by this Agreement (collectively, the “Abbott Transferor DC Plans”), establish or designate defined contribution plans (collectively, the “New Mylan Transferee DC Plans”) for the benefit of such Transferred Employees. The Transferred Employees whose defined contribution obligation in one or more of the defined contribution plans maintained by Abbott or its Continuing Affiliates is required to be assumed or retained by an Acquired Company or an Acquired Company Subsidiary are referred to hereinafter as the “Abbott Transferred DC Employees”. The Abbott Transferred DC Employees shall be given credit under the respective New Mylan Transferee DC Plan for all service with and compensation from Abbott or its Affiliates as if it were service with and compensation from New Mylan for purposes of determining eligibility, vesting and the amount of any benefits or benefit accruals under each respective New Mylan Transferee DC Plan.
(b)    With respect to an Abbott Transferor DC Plan, Abbott shall cause the transfer under each such Abbott Transferor DC Plan to the corresponding New Mylan Transferee DC Plan of cash or cash equivalents equal to the actual account balances of the Abbott Transferred DC Employees under each such Abbott Transferor DC Plan or contracts, agreements or policies with or assets held by an external provider as of the Closing or such greater amount as is required by the applicable regulatory authority having jurisdiction over the Abbott Transferor DC Plan in order to obtain approval of such transfer (the “DC Transfer Amount”). The transfer of the DC Transfer Amounts shall be subject to such consents, approvals and other legal requirements as may apply under applicable Law. New Mylan shall cause the DC Transfer Amounts to be accepted by such plans. To the extent an Abbott Transferor DC Plan is not required to be funded by applicable Law and is not voluntarily funded as of the Closing, there shall be no transfer of assets.
(c)    The DC Transfer Amount to be transferred, if any, from the respective Abbott DC Plan shall be equitably adjusted to take into account benefit payments made from the respective Abbott Transferor DC Plan to the Abbott Transferred DC Employees after the Closing but prior to the date of transfer and for any earnings and losses on such amount during such period. The transfer of the DC Transfer Amount, if any, shall take place within ninety (90) days after the Closing Date.
(d)    At the times of the transfers of the DC Transfer Amounts (or if there is no transfer of assets with respect to a particular plan because the plan is not required to be funded under applicable Law and is not voluntarily funded at the Closing), New Mylan and the New Mylan Transferee DC Plans shall assume all Liabilities under the corresponding Abbott Transferor DC Plan in respect of the Abbott Transferred DC Employees whose benefits are transferred, and Abbott and its Continuing Affiliates and the corresponding Abbott Transferor

DC Plans shall be relieved of all Liabilities to provide benefits under the Abbott Transferor DC Plans to the Abbott Transferred DC Employees whose benefits are transferred. From and after the date of such applicable transfer of the DC Transfer Amounts (or if there is no transfer of assets with respect to a particular plan because the plan is not required to be funded under applicable Law, as of the Closing), New Mylan agrees to indemnify and hold harmless Abbott and its Continuing Affiliates and its and their officers, directors, employees, and agents from and against any and all costs, damages, losses, expenses, or other Liabilities arising out of or related to the Abbott Transferred DC Employees whose benefits under the Abbott Transferor DC Plans are transferred to the New Mylan Transferee DC Plans, or the transfer of benefits, assets and Liabilities pursuant to this Section 8.5, or the cessation of participation in the Abbott Transferor DC Plans in connection therewith.
8.6    ESPP. Effective as of the Closing, each Transferred Employee who participates in an employee stock purchase plan maintained by Abbott or its Continuing Affiliates immediately prior to the Closing, as applicable, (the “Abbott ESPPs”) shall cease participation in the applicable Abbott ESPPs and, except as otherwise required by applicable Law or as otherwise determined by Abbott, shall have his or her payroll deductions refunded by Abbott as soon as administratively practicable in accordance with the terms of the Abbott ESPPs.
8.7    Equity Compensation. Abbott shall pay each Transferred Employee who, as of the Closing:
(a)    holds an outstanding stock option to purchase one or more common shares of Abbott, or an outstanding stock option issued to convert an Abbott stock option in connection with the separation of Abbott’s research-based pharmaceutical business, (each, an “Abbott Option”) which is not exercisable as of the Closing and which is forfeited as a consequence of the Transferred Employee's termination of employment with Abbott pursuant to the terms of this Agreement, an amount in cash (net of applicable withholding Taxes) determined by multiplying the excess of the fair market value of one share of the underlying common stock immediately prior to the date such Abbott Option is forfeited over the exercise price of such Abbott Option by the number of shares of common stock subject to such Abbott Option;
(b)    holds Abbott restricted stock, or restricted stock issued to convert a share of Abbott restricted stock in connection with the separation of Abbott’s research-based pharmaceutical business, (each, a share of “Abbott Restricted Stock”) which is forfeited as a consequence of the Transferred Employee's termination of employment with Abbott pursuant to the terms of this Agreement, an amount in cash (net of applicable withholding Taxes) determined by multiplying the fair market value of one share of the applicable common stock as of the Closing, by the number of shares of the applicable Abbott Restricted Stock; and
(c)    holds a restricted stock unit with respect to shares of Abbott common stock, or a restricted stock unit issued to convert an Abbott restricted stock unit in connection with the separation of Abbott’s research-based pharmaceutical business, (each, an “Abbott RSU”) which is forfeited as a consequence of the Transferred Employee's termination of employment with Abbott pursuant to the terms of this Agreement, an amount in cash (net of applicable withholding Taxes) determined by multiplying the fair market value of one share of the applicable underlying common stock as of the Closing by the number of shares of the applicable common stock subject to such Abbott RSU.

New Mylan shall not be responsible for reimbursing Abbott for any payments (including amounts withheld for Taxes) made under this Section 8.7.
8.8    Business Employee Announcements; Questions and Answers; Access .
(a)    Subject to applicable Law, prior to any written announcement being made to the Business Employees by Mylan or its Affiliates with respect to the transactions contemplated by this Agreement, Abbott and Mylan shall reasonably approve in writing the form and content of all such announcements.
(b)    Prior to the Closing Date, Abbott and Mylan shall review and reasonably approve in writing the form of all question and answer materials and employee communications to be discussed with the Business Employees by Mylan or its Affiliates with respect to the transactions contemplated by this Agreement.
(c)    Subject to applicable Law, Section 7.7(a) and the preceding provisions of this Section 8.8, from and after the date of this Agreement, Abbott and its Affiliates shall provide Mylan reasonable access to, and facilitate meetings with, any Business Employee during normal business hours and on five (5) U.S. Business Days’ notice to Abbott for purposes of making announcements concerning, and preparing for, the consummation of the transactions contemplated by this Agreement; provided that such access or meetings do not unreasonably interfere with the operation of the Business.
8.9    Third Party Beneficiaries. Without limiting the generality of Section 13.5, the provisions contained in this Agreement with respect to the Business Employees shall be binding upon and shall inure solely to the benefit of each of the Parties and shall not create any rights or remedies of any nature whatsoever in any other Person, including any Business Employee (or dependent or beneficiary of any Business Employee) or any employee representative body, works council or trade union. Nothing herein shall be deemed an amendment of any plan providing benefits to any Business Employee.
8.10    European Council Directive. To the extent applicable, the Parties acknowledge the application of the European Council Directive of March 12, 2001 (2001/23/EC) (the “Directive”), relating to the safeguarding of employees’ rights in the event of transfers of undertakings, businesses or parts of businesses and any country legislation implementing the Directive and any other similar Law. The Parties hereto acknowledge and agree that they shall, and shall cause their respective Affiliates to, comply with the Directive and any other similar Law to the extent applicable.
ARTICLE 9

TAX MATTERS
9.1    Cooperation. The Parties shall cooperate to provide information and assistance relating to the Acquired Companies, the Acquired Company Subsidiaries, the Transferred Business Assets and the business and operations of New Mylan and its Affiliates.

(a)    Such cooperation shall, in the case of Abbott and its Affiliates, include cooperation that is reasonably necessary to allow New Mylan and its Affiliates to file Tax Returns, make elections related to Taxes, prepare for any Action with respect to Taxes by a Governmental Authority, obtain, amend or revise any rulings of any Governmental Authority related to Taxes and prosecute or defend any Action relating to any Tax Return, in each case related to the Acquired Companies, the Acquired Company Subsidiaries or the Transferred Business Assets.
(b)    Such cooperation shall, in the case of New Mylan and its Affiliates, include the furnishing to Abbott and its Affiliates, upon request, as promptly as practicable, Tax, financial or other information (including non-public information) regarding the business and operations of New Mylan and its Affiliates as may be reasonably necessary for Abbott and its Affiliates to file any Tax Return or other Tax filings required or allowed by any Law with respect to items comprising such Tax Returns or filings determined under Sections 367, 482, 964, and 902 of the Code or similar provisions of non-U.S. Tax Law. New Mylan and its Affiliates shall provide to Abbott and its Affiliates such information as is required by applicable Law for purposes of complying with or applying the provisions relating to an investment in a “passive foreign investment company” as defined under Section 1297 of the Code or a “controlled foreign corporation” as defined under Section 957 of the Code.
(c)    With the prior written consent of New Mylan, which shall not be unreasonably withheld, delayed, or conditioned, and at such times as may be agreed in advance with New Mylan, a representative of Abbott may, during normal office hours, have reasonable access to those officers, employees, agents, accountants, auditors, contractors and subcontractors of New Mylan or any Affiliate who have or may have knowledge of matters with respect to which Abbott reasonably seeks information under this Section 9.1; provided that such access does not unreasonably disrupt the normal operations of New Mylan or its Affiliates.
9.2    Preparation of Returns. Abbott and its Affiliates shall prepare and timely file, or cause to be prepared and timely filed, all Tax Returns in respect of any Affiliate of Abbott (including any Acquired Company and, if applicable, any Acquired Company Subsidiary) due (including extensions) prior to the Closing Date. All such Tax Returns shall be prepared on a basis consistent with the last previous similar Tax Return and in accordance with Law. Abbott and its Affiliates shall timely pay to the relevant Governmental Authority all Taxes due in connection with any such Tax Returns. New Mylan and its Affiliates shall prepare and timely file, or cause to be prepared and timely filed, all other Tax Returns in respect of the Acquired Companies or Acquired Company Subsidiaries. With respect to a Tax Return for a Straddle Period, New Mylan shall provide Abbott with a copy of such Tax Return at least thirty (30) days prior to the due date for filing such Tax Return for Abbott’s review and comment. New Mylan shall consider in good faith any reasonable comments made by Abbott within fifteen (15) days of New Mylan’s delivery of such copy. New Mylan shall, no later than five (5) U.S. Business Days before the due date (including extensions) of any such Tax Return, notify Abbott of any amount (or any portion of any such amount) of Excluded Taxes shown as due on such Tax Return. Abbott shall pay such amount to New Mylan no later than the due date (including extensions) of such Tax Return.
9.3    Refunds and Credits. If New Mylan or its Affiliates receives a Tax refund or credit which is an Excluded Asset described in Section 6.4(j), New Mylan shall or shall cause its Affiliates to pay an amount equal to the refund or credit to Abbott within thirty (30) U.S. Business Days after receiving the refund or applying the credit against a Tax then due.
9.4    Tax Agreements. Except for agreements among or between Acquired Companies and Acquired Company Subsidiaries, all Tax sharing agreements or similar arrangements with respect to or involving the Business shall be terminated prior to the Closing Date and, after the Closing Date, New Mylan and its Affiliates shall not be bound thereby or have any Liability thereunder for amounts due in respect of periods ending on or before the Closing Date.
9.5    Unrestricted Action. Except as specifically set forth herein or on Schedule 9.5, New Mylan shall be unrestricted with respect to all matters concerning Taxes of New Mylan and its Affiliates (including, following the Closing, the Acquired Companies and the Acquired Company Subsidiaries).
9.6    Transfer Taxes. Each Party shall use reasonable best efforts to avail itself of any available exemptions from any Transfer Taxes described in clause (d) of the definition of “Excluded Taxes”, and to cooperate with the other Party in providing any information and documentation that may be necessary to obtain such exemptions.
9.7    Allocation of Taxes Between Periods. In the case of any taxable period that includes (but does not end on) the day before the Closing Date (a “Straddle Period”): (A) real, personal and intangible property taxes (“Property Taxes”) for the portion of the Straddle Period ending on the day before the Closing Date shall be equal to the amount of such Property Taxes for the entire Straddle Period multiplied by a fraction, the numerator of which is the number of days during the Straddle Period up to (but not including) the Closing Date and the denominator of which is the number of days in the Straddle Period; and (B) Taxes (other than Property Taxes) for the portion of the Straddle Period ending on the day before the Closing Date shall be computed as if such taxable period ended as of the open of business on the Closing Date, and in the case of any Taxes attributable to the ownership of any equity interest in any partnership or other “flow-through” entity or “controlled foreign corporation” (within the meaning of Section 957(a) of the Code or any comparable state, local or non-U.S. Law), as if the taxable period of such partnership, other “flow-through” entity or “controlled foreign corporation” ended as of the open of business on the Closing Date (whether or not such Taxes arise in a Straddle Period of the applicable owner).
ARTICLE 10
CONDITIONS
10.1    Conditions to Obligations of Abbott and Mylan. The obligations of the Parties to consummate the transactions contemplated by this Agreement shall be subject to fulfillment at or prior to the Closing of the following conditions:
(a)    Mylan shall have obtained the Shareholder Approval.
(b)    No Law shall have been adopted or promulgated and no Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Order

(whether temporary, preliminary or permanent), in each case, that has the effect of making the Reorganization, the Business Transfer, the Merger or the other transactions contemplated by this Agreement illegal or otherwise prohibiting the consummation of the Reorganization, the Business Transfer, the Merger or such other transactions, arising (i) out of any Action by any shareholder of Mylan or (ii) otherwise.
(c)    Any waiting periods (and any extensions thereof) applicable to the Reorganization, the Business Transfer, the Merger or the other transactions contemplated by this Agreement under the Competition/Investment Laws of the jurisdictions set forth on Schedule 10.1(c) shall have expired or shall have been terminated and any Consents of Government Authorities applicable to the Reorganization, the Business Transfer, the Merger or the other transactions contemplated by this Agreement pursuant to the Competition/Investment Laws of the jurisdictions set forth on Schedule 10.1(c) shall have been obtained.
(d)    The New Mylan Ordinary Shares to be issued in connection with the Merger and the Business Transfer shall have been approved for listing on the Stock Exchange, subject to official notice of issuance.
(e)    The Registration Statement shall have been declared effective under the Securities Act and shall not be the subject of any stop order or Actions seeking a stop order.
(f)    Since the date hereof, there shall have been no change in applicable Law (whether or not such change in Law is yet effective) with respect to Section 7874 of the Code (or any other U.S. Tax Law), or official interpretation thereof as set forth in published guidance by the Department of the Treasury or the Internal Revenue Service (other than news releases) (whether or not such change in official interpretation is yet effective), that “will”, in the opinion of nationally recognized U.S. Tax counsel (which opinion shall have been issued only to the Party invoking this condition but disclosed to the other Parties), cause New Mylan to be treated as a United States domestic corporation for United States federal income Tax purposes, and there shall have been no bill that would implement such a change which has been passed in identical (or substantially identical such that a conference committee is not required prior to submission of such legislation for the President of the United States’s approval or veto) form by both the United States House of Representatives and the United States Senate and for which the time period for the President of the United States to sign or veto such bill has not yet elapsed.
10.2    Additional Conditions to Obligations of Abbott. The obligations of Abbott to consummate the transactions contemplated by this Agreement shall be subject to fulfillment at or prior to the Closing of the following conditions (any one or more of which may be waived in whole or in part by Abbott):
(a)    Each of the Mylan Fundamental Representations, disregarding all qualifications and exceptions contained therein relating to “materiality” or “Mylan Material Adverse Effect”, shall be true and correct in all material respects as of the Closing (other than such representations and warranties as are made as of another date, which shall be true and correct in all material respects as of such date). Each of the representations and warranties of the Mylan Parties contained in this Agreement (other than the Mylan Fundamental Representations), disregarding all qualifications and exceptions contained therein relating to “materiality” or “Mylan Material Adverse Effect”, shall be true and correct as of the Closing (other than such representations and warranties as are made as of another date, which shall be true and correct as of such date), except where the failure of such representations and warranties to be so true and correct would not result in a Mylan Material Adverse Effect. The covenants and agreements contained in this Agreement (other than Section 7.2(ix)) to be complied with by the Mylan Parties on or before the Closing shall have been complied with in all material respects and the covenants and agreements contained in Section 7.2(ix) shall have been complied with by the Mylan Parties in all respects. Abbott shall have received a certificate signed on behalf of Mylan by an officer of Mylan to such effect.
(b)    Since December 31, 2013, a Mylan Material Adverse Effect shall not have occurred.
(c)    New Mylan shall have been converted into a public limited liability company (naamloze vennootschap) and a copy of a notarial deed of conversion and amended articles of association of New Mylan to this effect shall have been provided to Abbott.
(d)    If, prior to the Closing Date, Abbott shall have exercised its right pursuant to Section 7.24(b) to require New Mylan to file a Resale Registration Statement with the SEC, such Resale Registration Statement shall have been declared (or shall have been deemed automatically) effective and shall not be the subject of any stop order or Action seeking a stop order.
10.3    Conditions to Obligations of Mylan. The obligations of the Mylan Parties to consummate the transactions contemplated by this Agreement shall be subject to fulfillment at or prior to the Closing of the following conditions (any one or more of which may be waived in whole or in part by Mylan):
(a)    Each of the Abbott Fundamental Representations and the representations and warranties set forth in Section 4.13(l), disregarding all qualifications and exceptions contained therein relating to “materiality” or “Business Material Adverse Effect”, shall be true and correct in all material respects as of the Closing (other than such representations and warranties as are made as of another date, which shall be true and correct in all material respects as of such date). Each of the representations and warranties of Abbott contained in this Agreement (other than the Abbott Fundamental Representations and the representations and warranties set forth in Section 4.13(l)), disregarding all qualifications and exceptions contained therein relating to “materiality” or “Business Material Adverse Effect”, shall be true and correct as of the Closing (other than such representations and warranties as are made as of another date, which shall be true and correct as of such date), except where the failure of such representations and warranties to be so true and correct would not result in a Business Material Adverse Effect. The covenants and agreements contained in this Agreement to be complied with by Abbott on or before the Closing shall have been complied with in all material respects. Mylan shall have received a certificate signed on behalf of Abbott by an officer of Abbott to such effect.
(b)    The Reorganization shall have been effected in compliance in all respects with the Reorganization Plan; provided that there may be Delayed Reorganization Closings that have not yet occurred in Delayed Reorganization Jurisdictions representing in the aggregate not more than thirty percent (30%) of the aggregate revenue of the Business (measured as of the completed calendar year ending December 31, 2014).
(c)    Since the date of this Agreement, a Business Material Adverse Effect shall not have occurred.
(d)    The Audited Financial Statements as of and for the fiscal year ended December 31, 2013, after excluding from such Audited Financial Statements the items set forth on Schedule 10.3(d)(i) in accordance with the methodologies, policies, practices and procedures therein set forth, shall not differ in any material respect from the Reference Performance Financial Statements, excluding from such Performance Financial Statements the items set forth on Schedule 10.3(d)(ii) in accordance with the methodologies, policies, practices and procedures therein set forth.
(e)    The Consents set forth on Schedule 10.3(e) in respect of the transactions contemplated by this Agreement shall have been obtained.
ARTICLE 11

TERMINATION
11.1    Termination. This Agreement may be terminated at any time prior to the Closing in the following circumstances:
(a)    by the mutual written consent of Abbott and Mylan;
(b)    by either Abbott or Mylan by written notice to the other, if the Closing shall not have occurred by October 13, 2015 (the “Outside Date”); provided, however, that either Abbott or Mylan may, in its sole discretion, by written notice to the other, elect to extend the Outside Date for one (1) ninety (90) day extension period if the Closing has not occurred due to the failure of the condition set forth in Section 10.1(c); provided further that the right to terminate this Agreement under this Section 11.1(b) shall not be available to any Party whose failure to fulfill any obligation under this Agreement shall have been the cause of, or shall have resulted in, the failure of the Closing to occur on or prior to such date;
(c)    by either Abbott or Mylan by written notice to the other, in the event that any Law shall have been adopted or promulgated or any Order of any Governmental Authority shall have become final and non-appealable, in each case, that has the effect of making the Reorganization, the Business Transfer, the Merger or the other transactions contemplated by this Agreement illegal or otherwise prohibiting the consummation of the Reorganization, the Business Transfer, the Merger or such other transactions, arising (i) out of any Action by any shareholder of Mylan or (ii) otherwise;
(d)    by either Abbott or Mylan by written notice to the other, if the Shareholder Approval shall not have been obtained by reason of the failure to obtain the requisite affirmative vote of holders of the outstanding shares of Mylan Common Stock at the Shareholders Meeting, or at any adjournment or postponement thereof;

(e)    by Abbott by written notice to Mylan, if the Mylan Parties shall have breached any of their representations or warranties or failed to comply with any of their covenants or agreements contained in this Agreement (other than Section 7.2(ix)), which breach or failure (i) would give rise to the failure of the condition set forth in Section 10.2(a) or (b) and (ii) is incapable of being cured, or is not cured, by the Mylan Parties within thirty (30) days following receipt of written notice of such breach or failure to comply from Abbott; provided, however, that the right to terminate this Agreement under this Section 11.1(e) shall not be available to Abbott if Abbott has breached any of its representations or warranties or failed to comply with any of its covenants or agreements contained in this Agreement such that the condition set forth in Section 10.3(a) or (c) could not then be satisfied;
(f)    by Mylan by written notice to Abbott, if Abbott shall have breached any of its representations or warranties or failed to comply with any of its covenants or agreements contained in this Agreement, which breach or failure (i) would give rise to the failure of the condition set forth in Section 10.3(a) or (c) and (ii) is incapable of being cured, or is not cured, by Abbott within thirty (30) days following receipt of written notice of such breach or failure to comply from Mylan; provided, however, that the right to terminate this Agreement under this Section 11.1(f) shall not be available to Mylan if the Mylan Parties have breached any of their representations or warranties or failed to comply with any of their covenants or agreements contained in this Agreement such that the condition set forth in Section 10.2(a) or (b) could not then be satisfied;
(g)    by Abbott, prior to the Shareholders Meeting, if the Board of Directors (i) fails to include in the Proxy Statement its recommendation that the shareholders of Mylan approve the Merger or withdraws or modifies such recommendation in any manner adverse to Abbott, (ii) approves or recommends any Alternative Proposal or (iii) resolves to take any such action; or
(h)    by Abbott by written notice to Mylan, if the Mylan Parties shall have breached Section 7.2(ix).
11.2    Effect of Termination. In the event of termination of this Agreement as provided in Section 11.1, this Agreement shall forthwith become void and there shall be no Liability on the part of either Party except that Section 7.7(c), Section 7.7(d), this Section 11.2, Section 11.3 and Article 12 shall survive the termination of this Agreement; provided that no Party shall be relieved or released from any Liability or damages arising from a Willful Breach of any provision of this Agreement or fraud, and the aggrieved Party shall be entitled to all rights and remedies available at Law or in equity.
11.3    Reimbursement Amount.
(a)    Upon delivery of a Reimbursement Amount Statement by Abbott to Mylan, Mylan shall be obligated pay in accordance with Section 11.3(c) the Reimbursement Amount to Abbott in the event this Agreement is terminated:
(i)    by either Abbott or Mylan in accordance with Section 11.1(b) on or after the Outside Date as a result of the failure of any of the conditions precedent set forth in Section 10.1 (other than Section 10.1(b)(ii) or Section 10.1(f)) or Section 10.2 to have been satisfied;
(ii)    by either Abbott or Mylan in accordance with Section 11.1(c)(i) or Section 11.1(d);
(iii)    by Abbott in accordance with Section 11.1(e) due to the failure of the Mylan Parties to comply with any of their covenants or agreements contained in this Agreement relating to the satisfaction of the conditions precedent set forth in Section 10.1 (other than Section 10.1(b)(ii) or Section 10.1(f)) or Section 10.2; or
(iv)    by Abbott in accordance with Section 11.1(g) or Section 11.1(h).
(b)    The Reimbursement Amount Statement shall be prepared in good faith by Abbott and shall provide a summary in reasonable detail setting forth Abbott’s calculation of the Reimbursement Amount. Upon the request of Mylan, Abbott shall cause its Tax advisors and appropriate Tax employees to meet with Mylan and its representatives to discuss the calculation of Taxes for purposes of Abbott’s determination of the Reimbursement Amount. Such meeting shall take place no later than three (3) U.S. Business Days after delivery of the Reimbursement Amount Statement to Mylan.
(c)    Mylan acknowledges and agrees that the agreements contained in this Section 11.3 are an integral part of the transaction contemplated by this Agreement and that, without these agreements, Abbott would not enter into this Agreement. Accordingly, if Mylan fails promptly to pay any amounts due under this Section 11.3 and, in order to obtain such payment, Abbott commences any Action that results in a judgment against Mylan for such amounts, Mylan shall pay interest on such amounts from the date payment of such amounts was due to the date of actual payment at the prime rate of the Bank of New York Mellon Corporation in effect on the date such payment was due, together with the costs and expenses (including reasonable legal fees and expenses) incurred by Abbott in connection with such Action. All payments by Mylan to Abbott pursuant to this Section 11.3 shall be made by bank wire transfer of immediately available funds to an account specified in writing by Abbott by the fifth (5th) US. Business Day after delivery of the Reimbursement Amount Statement.
(d)    Abbott may determine in its sole and absolute discretion whether to deliver a Reimbursement Amount Statement to Mylan in accordance with this Section 11.3. If Abbott elects not to deliver a Reimbursement Amount Statement when permitted to do so in accordance with this Section 11.3, it shall be entitled to all other rights and remedies available under this Agreement and applicable Law. Notwithstanding anything to the contrary in this Agreement, if Abbott elects to deliver a Reimbursement Amount Statement to Mylan, payment of the Reimbursement Amount set forth therein shall be the sole and exclusive remedy of Abbott hereunder, and upon payment of the Reimbursement Amount, none of the Mylan Parties or the Mylan Subsidiaries shall have any further Liability arising out of or relating to this Agreement or the transactions contemplated hereby; provided that the foregoing shall not limit or impair the obligations of the Mylan Parties or the Mylan Subsidiaries set forth in Section 7.7(c) and Section 7.7(d) or the rights and remedies of Abbott under this Agreement in connection therewith.

(e)    In no event shall the Reimbursement Amount be payable more than once.
ARTICLE 12

INDEMNIFICATION
12.1    Indemnification by Abbott. From and after the Closing, subject to the limitations set forth in this Agreement, Abbott shall, to the fullest extent permitted by Law, indemnify, defend and hold harmless the Mylan Parties and their respective Affiliates (including, after the Closing, the Acquired Companies and the Acquired Company Subsidiaries), the past, present and future directors, officers, employees and agents of the Mylan Parties and their respective Affiliates, in their respective capacities as such, and the heirs, executors, administrators, successors and permitted assigns of the foregoing Persons (collectively the “Mylan Indemnitees”) from and against any and all Losses which any Mylan Indemnitee may incur or suffer to the extent such Losses arise out of or result from: (a) any breach of any representation or warranty of Abbott contained in this Agreement (other than any Abbott Fundamental Representation, any Abbott Tax Representation or the representations and warranties contained in Sections 4.6 or 4.12(d)) as of the date hereof or as of the Closing (or, in the case of any such representation or warranty specifically made as of another date, as of such other date), (b) any breach of any Abbott Fundamental Representation as of the date hereof or as of the Closing (or, in the case of any such representation or warranty specifically made as of another date, as of such other date), (c) any breach of any covenant or agreement contained in this Agreement to be complied with by Abbott or (d) any Excluded Liability. Notwithstanding anything in this Agreement to the contrary, for purposes of clauses (a) and (b) of the immediately preceding sentence, each of (i) the determination of whether any breach of any representation or warranty (other than the representations and warranties in Sections 4.5 or 4.7(a)) has occurred and (ii) the determination of the amount of Losses arising out of or resulting from any breach of any representation or warranty (other than the representations and warranties in Sections 4.5 or 4.7(a)) shall be made without regard to any qualification or exception contained in such representation or warranty relating to materiality or Business Material Adverse Effect.
12.2    Indemnification by New Mylan. From and after the Closing, subject to the limitations set forth in this Agreement, New Mylan shall, to the fullest extent permitted by Law, indemnify, defend and hold harmless Abbott and the Continuing Affiliates, the past, present and future directors, officers, employees and agents of Abbott and the Continuing Affiliates, in their respective capacities as such, and the heirs, executors, administrators, successors and permitted assigns of the foregoing Persons (collectively the “Abbott Indemnitees”) from and against any and all Losses which any Abbott Indemnitee may incur or suffer to the extent such Losses arise out of or result from: (a) any breach of any representation or warranty of the Mylan Parties contained in this Agreement (other than the Mylan Fundamental Representations) as of the date hereof or as of the Closing (or, in the case of any such representation or warranty specifically made as of another date, as of such other date), (b) any breach of any Mylan Fundamental Representation as of the date hereof or as of the Closing (or, in the case of any such representation or warranty specifically made as of another date, as of such other date), (c) any breach of any covenant or agreement contained in this Agreement to be complied with by the Mylan Parties or (d) any Assumed Business Liability. Notwithstanding anything in this

Agreement to the contrary, for purposes of clauses (a) and (b) of the immediately preceding sentence, each of (i) the determination of whether any breach of any representation or warranty (other than the representations and warranties in Section 5.7(a)) has occurred and (ii) the determination of the amount of Losses arising out of or resulting from any breach of any representation or warranty (other than the representations and warranties in Section 5.7(a)) shall be made without regard to any qualification or exception contained in such representation or warranty relating to materiality or Mylan Material Adverse Effect.
12.3    Procedures. Claims for indemnification under this Agreement shall be asserted and resolved as follows:
(a)    Third Party Claims.
(i)    Any Mylan Indemnitee or Abbott Indemnitee seeking indemnification under this Agreement (an “Indemnified Party”) with respect to any claim asserted against the Indemnified Party by a third party (a “Third Party Claim”) in respect of any matter that is subject to indemnification under Section 12.1 or Section 12.2, as applicable, shall promptly deliver to the other Party (the “Indemnifying Party”) a written notice (a “Third Party Claim Notice”) setting forth a description in reasonable detail of the nature of the Third Party Claim, a copy of all papers served with respect to such Third Party Claim (if any), the basis for the Indemnified Party’s request for indemnification under this Agreement and a reasonable estimate (if calculable) of any Losses suffered with respect to such Third Party Claim; provided, however, that the failure to so transmit a Third Party Claim Notice shall not affect the Indemnifying Party’s obligations under this Article 12, except to the extent that the Indemnifying Party is materially prejudiced as a result of such failure.
(ii)    If a Third Party Claim is asserted against an Indemnified Party, the Indemnifying Party shall be entitled to participate in the defense thereof and, if it elects, to assume and control the defense thereof with counsel selected by the Indemnifying Party and reasonably satisfactory to the Indemnified Party and to settle such Third Party Claim at the discretion of the Indemnifying Party; provided, however, that the Indemnifying Party shall not, except with the written consent of the Indemnified Party (such consent not to be unreasonably withheld, conditioned or delayed), enter into any settlement or consent to entry of any judgment that (1) does not include the provision by the Person(s) asserting such claim to all Indemnified Parties of a full, unconditional and irrevocable release from all Liability with respect to such Third Party Claim, (2) includes an admission of fault, culpability or failure to act by or on behalf of any Indemnified Party or (3) includes injunctive or other nonmonetary relief affecting any Indemnified Party. If the Indemnifying Party elects to assume the defense of a Third Party Claim, the Indemnifying Party shall not be liable to the Indemnified Party for legal fees or expenses subsequently incurred by the Indemnified Party in connection with the defense thereof; provided, however, that the Indemnified Party shall have the right to participate in the defense thereof and to employ counsel, at its own expense, separate from the counsel employed by the Indemnifying Party (it being understood that the Indemnifying Party shall control such defense), provided that the Indemnifying Party will pay the costs and expenses of such separate counsel if, based on the reasonable opinion of legal counsel to the Indemnified Party reasonably acceptable to the Indemnifying Party, a conflict or potential conflict of interest exists between the Indemnifying Party and the Indemnified Party which makes representation of both parties inappropriate under applicable standards of professional conduct; provided further that the

Indemnifying Party shall not be required to pay for more than one such counsel (plus any appropriate local counsel) for all Indemnified Parties in connection with any Third Party Claim. The Indemnified Party may retain or take over the control of the defense or settlement of any Third Party Claim the defense of which the Indemnifying Party has elected to control if the Indemnified Party irrevocably waives its right to indemnity under this Article 12 and fully releases the Indemnifying Party with respect to such Third Party Claim.
(iii)    All of the Parties shall cooperate in the defense or prosecution of any Third Party Claim in respect of which indemnity may be sought hereunder and each Party (or a duly authorized representative of such Party) shall (and shall cause its Affiliates to) furnish such records, information and testimony, and attend such conferences, discovery proceedings, hearings, trials and appeals, as may be reasonably requested in connection therewith.
(b)    Direct Claims. If any Indemnified Party has a claim against any Indemnifying Party under this Article 12 that does not involve a Third Party Claim being asserted against such Indemnified Party (a “Direct Claim”), such Indemnified Party shall promptly deliver to the Indemnifying Party a written notice (a “Direct Claim Notice”) setting forth a description in reasonable detail of the nature of the Direct Claim, the basis for the Indemnified Party’s request for indemnification under this Agreement and a reasonable estimate (if calculable) of any Losses suffered with respect to such Direct Claim; provided, however, that the failure to so transmit a Direct Claim Notice shall not affect the Indemnifying Party’s obligations under this Article 12, except to the extent that the Indemnifying Party is materially prejudiced as a result of such failure. If the Indemnifying Party disputes a Direct Claim, the Indemnified Party and the Indemnifying Party shall attempt to resolve in good faith such dispute within forty-five (45) days of the Indemnifying Party delivering written notice to the Indemnified Party of such dispute. If such dispute is not so resolved within such forty-five (45) day period, then either party may initiate an Action with respect to the subject matter of such dispute in accordance with, and subject to the limitations of, Article 13.
12.4    Survival of Representations, Warranties, Covenants and Agreements. The representations, warranties, covenants and agreements contained in this Agreement shall survive the Closing as follows: (a) the Abbott Fundamental Representations and the Mylan Fundamental Representations shall survive the Closing until the expiration of the applicable statute of limitations, (b) the Abbott Tax Representations and the representations and warranties set forth in Sections 4.6 and 4.12(d) shall survive until the Closing, (c) all representations and warranties contained in this Agreement (other than the Abbott Fundamental Representations, the Mylan Fundamental Representations, the Abbott Tax Representations and the representations and warranties set forth in Sections 4.6 and 4.12(d)) shall survive the Closing until the date that is eighteen (18) months after the Closing Date and (d) except as otherwise specified herein, all covenants and agreements contained in this Agreement shall survive the Closing indefinitely; provided that each representation, warranty, covenant and agreement contained in this Agreement shall survive the time at which it would otherwise expire pursuant to this Section 12.4 if, prior to such time, notice of a breach or potential breach thereof giving rise to a right or potential right of indemnity under this Article 12 shall have been given to the Party against whom such indemnity may be sought in accordance with Section 12.3. Any claim not asserted in accordance with this Article 12 on or prior to the expiration of the applicable survival period set forth in this Section 12.4 will be irrevocably and unconditionally released and waived.
12.5    Limitations on Indemnification Obligations. Notwithstanding anything to the contrary in this Article 12: the Mylan Indemnitees shall not be entitled to recover Losses pursuant to Section 12.1(a) for any breach of any representation or warranty attributable to a single course of conduct or related set of facts, events or circumstances unless the amount of Losses incurred or suffered by the Mylan Indemnitees for such breach exceeds $1,000,000;
(b)    the Mylan Indemnitees shall not be entitled to recover Losses pursuant to Section 12.1(a) until the aggregate amount which the Mylan Indemnitees would recover under Section 12.1(a) exceeds $50,000,000, in which case the Mylan Indemnitees shall only be entitled to recover such Losses in excess of such amount, up to a maximum aggregate amount of Losses recovered under Section 12.1(a) of $300,000,000;
(c)    the Abbott Indemnitees shall not be entitled to recover Losses pursuant to Section 12.2(a) for any breach of any representation or warranty attributable to a single course of conduct or related set of facts, events or circumstances unless the amount of Losses incurred or suffered by the Abbott Indemnitees for such breach exceeds $1,000,000;
(d)    the Abbott Indemnitees shall not be entitled to recover Losses pursuant to Section 12.2(a) until the aggregate amount which the Abbott Indemnitees would recover under Section 12.2(a) exceeds $50,000,000, in which case the Abbott Indemnitees shall only be entitled to recover such Losses in excess of such amount, up to a maximum aggregate amount of Losses recovered under Section 12.2(a) of $300,000,000;
(e)    the amount of any Loss for which an Indemnified Party may receive indemnification under this Article 12 shall be decreased by any Tax benefit actually realized, and increased by any Tax cost actually incurred, by such Indemnified Party arising from the incurrence or payment of any such Loss (if any such Tax benefit is actually realized, or any such Tax cost is actually incurred, after the applicable indemnity payment is made under this Article 12 but before the seventh (7th) anniversary of the Closing Date, then (i) in the case of a Tax benefit actually realized, the Indemnified Party shall repay to the Indemnifying Party, promptly after such realization, the amount of such Tax benefit or (ii) in the case of a Tax cost actually incurred, the Indemnifying Party shall pay to the Indemnified Party, promptly after such incurrence, the amount of such Tax cost);
(f)    (i) each Indemnified Party shall use reasonable best efforts to collect any available Insurance Proceeds in respect of any Loss; provided that such Indemnified Party need not attempt to so collect prior to making a claim for indemnification or receiving an indemnity payment in respect of such Loss under this Article 12, (ii) any Loss for which an Indemnified Party may make a claim shall be reduced by any Insurance Proceeds actually collected by such Indemnified Party in respect of such Loss and (iii) if an Indemnified Party receives an indemnity payment in respect of a Loss under this Article 12 and subsequently collects any Insurance Proceeds in respect of such Loss, such Indemnified Party shall pay to the Indemnifying Party an amount equal to the excess of such indemnity payment received over the amount of such indemnity payment that would have been due if such Insurance Proceeds had been collected before such indemnity payment was made; and

(g)    the rights of each Mylan Indemnitee under Section 12.1, and the rights of each Abbott Indemnitee under Section 12.2, shall not be affected by any knowledge at or prior to the execution of this Agreement or at or prior to the Closing of any breach of any representation, warranty, covenant or agreement, whether such knowledge came from Abbott, any Mylan Party or any other Person.
12.6    Currency Conversion. If the amount of any Losses incurred or suffered by any Indemnified Party is expressed in a currency other than U.S. Dollars, any such amounts expressed in a currency other than U.S. Dollars shall be converted from the applicable currency to U.S. Dollars using the Exchange Rate as of two (2) U.S. Business Days prior to the date upon which a final determination as to the payment of such Losses to the Indemnified Party is made.
12.7    Exclusivity. Except in cases of Willful Breach, from and after the Closing, recovery pursuant to this Article 12 shall constitute the Parties’ sole and exclusive remedy for any and all Losses relating to or arising from this Agreement and the transactions contemplated hereby, and each Party hereby waives and releases, to the fullest extent permitted by applicable Law, any and all other rights, remedies, claims and causes of action (including rights of contributions, if any), whether in contract, tort or otherwise, known or unknown, foreseen or unforeseen, which exist or may arise in the future, arising under or based upon any federal, state or local Law, that any Party may have against the other Party in respect of any breach of this Agreement; provided, however, that the foregoing shall not be deemed to deny (a) any Party equitable remedies (including injunctive relief or specific performance) when any such remedy is otherwise available under this Agreement or applicable Law or (b) any Party or its Affiliates any remedies under any Ancillary Agreement, and the foregoing shall not interfere with or impede the resolution of disputes relating to (i) the Share Allocation by the Allocation Firm pursuant to Section 2.11 or (ii) the Final Modified Working Capital by the Consultant pursuant to Section 3.4.
ARTICLE 13
MISCELLANEOUS
13.1    Assignment. This Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors and assigns; provided, however, that no Party may assign its rights or delegate any or all of its obligations under this Agreement, by operation of Law or otherwise, without the prior written consent of each Party (which shall not be unreasonably withheld, delayed or conditioned).
13.2    Public Announcements. Except for the initial press releases to be issued with respect to the transactions contemplated by this Agreement and attached hereto as Exhibit 13.2, which shall be released contemporaneously by Abbott and Mylan following the execution of this Agreement, neither Abbott nor any Mylan Party shall issue or make any public announcement, press release or other public disclosure regarding this Agreement or its subject matter without the other Parties’ prior written consent (which shall not be unreasonably withheld, delayed or conditioned), except for any such disclosure that is required by applicable Law or the rules of a stock exchange on which the Securities of the disclosing Party are listed. If a Party is required to make a public disclosure by applicable Law or the rules of a stock exchange on which its Securities are listed, such Party shall, to the extent practicable, submit the proposed disclosure in writing to the other Party prior to the date of disclosure and provide the other Party a reasonable opportunity to comment thereon. Nothing in this Section 13.2 shall prohibit communications to (i) customers, employees and other Persons that provide no more information regarding this Agreement or its subject matter than is contained in the initial press releases or in any other public disclosure made in accordance with this Agreement, (ii) Business Employees as described in Section 8.8 or (iii) any notification, consultation or negotiation with a works council, union, labor board, employee group or Governmental Authority in connection with the Reorganization.
13.3    Expenses. Whether or not the transactions contemplated hereby are consummated, and except as otherwise specified herein, each Party shall bear its own expenses with respect to the transactions contemplated by this Agreement.
13.4    Severability. In the event that any one or more of the terms or provisions of this Agreement or any Ancillary Agreement or the application thereof to any Person or circumstance is determined by a court of competent jurisdiction to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Agreement or any Ancillary Agreement, or the application of such term or provision to Persons or circumstances or in jurisdictions other than those as to which it has been determined to be invalid, illegal or unenforceable, and the Parties shall use their reasonable best efforts to substitute one or more valid, legal and enforceable terms or provisions into this Agreement (or the applicable Ancillary Agreement) which, insofar as practicable, implement the purposes and intent of the Parties. Any term or provision of this Agreement or any Ancillary Agreement held invalid or unenforceable only in part or degree or within certain jurisdictions shall remain in full force and effect to the extent not held invalid or unenforceable to the extent consistent with the intent of the Parties as reflected by this Agreement. To the extent permitted by applicable Law, each Party waives any term or provision of Law which renders any term or provision of this Agreement to be invalid, illegal or unenforceable in any respect.
13.5    No Third Party Beneficiaries. Except as provided in Article 12, (a) the provisions of this Agreement are solely for the benefit of the Parties and their permitted successors and assigns and are not intended to confer upon any Person, except the Parties and their permitted successors and assigns, any rights or remedies hereunder and (b) there are no third-party beneficiaries of this Agreement and this Agreement shall not provide any third party with any remedy, right of Action, Liability, reimbursement or other right in excess of those existing without reference to this Agreement.
13.6    Waiver. Waiver by either Party of any default by the other Parties of any provision of this Agreement shall not be deemed a waiver by the waiving Party of any subsequent or other default, nor shall it prejudice the rights of the waiving Party.
13.7    Governing Law. This Agreement shall be construed and enforced in accordance with and governed by the Laws of the State of New York without regard to the conflicts of Laws provisions thereof; provided that (a) all matters relating to the internal corporate affairs of Mylan and the Merger shall be governed by the Laws of the Commonwealth of Pennsylvania and (b) all matters relating to the internal corporate affairs of New Mylan as (i) a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) or (ii)

a public limited company (naamloze vennootschap), as applicable, shall be governed by the Laws of the Netherlands.
13.8    Jurisdiction. The Parties agree that any Action seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby shall be brought in the United States District Court for the Southern District of New York located in the City of New York, New York so long as such court shall have subject matter jurisdiction over such Action, or alternatively in the New York State Court located in the City of New York, Borough of Manhattan, New York if the aforesaid United States District Court does not have subject matter jurisdiction, and that any cause of action arising out of this Agreement shall be deemed to have arisen from a transaction of business in the State of New York, and each of the Parties hereby irrevocably Consents to the jurisdiction of such court (and of the appropriate appellate courts therefrom) in any such Action and irrevocably waives, to the fullest extent permitted by Law, any objection that it may now or hereafter have to the laying of the venue of any such Action in any such court or that any such Action which is brought in such court has been brought in an inconvenient forum. Process in any such Action may be served on any Party anywhere in the world, whether within or without the jurisdiction of such court. Without limiting the foregoing, each Party agrees that service of process on such Party as provided in Section 13.14 shall be deemed effective service of process on such Party.
13.9    Waiver of Jury Trial. EACH OF THE PARTIES WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY ACTION SEEKING TO ENFORCE ANY PROVISION OF, OR BASED ON ANY MATTER ARISING OUT OR IN CONNECTION WITH, THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY HEREBY (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF THE OTHER PARTIES HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTIES WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, AS APPLICABLE, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 13.9.
13.10    Specific Performance. The Parties acknowledge that, in view of the uniqueness of the Transferred Business Assets and the transactions contemplated by this Agreement, no Party would have an adequate remedy at Law for money damages in the event that this Agreement has not been performed in accordance with its terms, and therefore each Party agrees that the other Parties shall be entitled to specific enforcement of the terms hereof in addition to any other remedy to which they may be entitled (in accordance with Section 13.8), at Law or in equity.
13.11    Headings. The Article, Section and Paragraph headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.
13.12    Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement.

13.13    Further Documents. Each of Mylan and Abbott shall, and shall cause its respective Affiliates to, at the request and expense of the other Party, execute and deliver to such other Party all such further instruments, assignments, assurances and other documents as such other Party may reasonably request in connection with the carrying out of this Agreement and the transactions contemplated hereby.
13.14    Notices. All notices and other communications in connection with this Agreement shall be in writing and shall be given or made (and shall be deemed to have been duly given or made upon receipt) by delivery in person, by overnight courier service, by facsimile with receipt confirmed (followed by delivery of an original via overnight courier service) or by registered or certified mail (postage prepaid, return receipt requested) to the respective Parties at the following addresses:
If to any of New Mylan, Mylan or Merger Sub, to:

Mylan Inc.
1000 Mylan Boulevard
Canonsburg, Pennsylvania 15317
Attn: Global General Counsel
Facsimile: (724) 514-1871

with a copy (which shall not constitute notice) to:

Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, New York 10019
Attn: Mark I. Greene
Thomas E. Dunn
Facsimile: (212) 474-3700

If to Abbott, to:

Abbott Laboratories
100 Abbott Park Road
Building AP6C, Dept. 5MDB
Abbott Park, Illinois 60064-6112
Attn: Vice President, Licensing and Acquisitions
Facsimile: (224) 668-2800

with a copy (which shall not constitute notice) to:

Abbott Laboratories
100 Abbott Park Road
Building AP6D, Dept. 364
Abbott Park, Illinois 60064-6020
Attn: General Counsel

Facsimile: (224) 667-3966

and

Baker & McKenzie LLP
300 East Randolph Street, Suite 5000
Chicago, Illinois 60601
Attn: Olivia Tyrrell
Craig A. Roeder
Facsimile: (312) 698-2429

Any Party may, by delivery of written notice to the other Parties, change the address to which such notices and other communications are to be given in connection with this Agreement.
13.15    Construction. The language in all parts of this Agreement shall be construed, in all cases, according to its fair meaning. The Parties acknowledge that each Party and its counsel have reviewed and revised this Agreement and that any rule of construction to the effect that any ambiguities are to be resolved against the drafting Party shall not be employed in the interpretation of this Agreement. Words in the singular shall be deemed to include the plural and vice versa and words of one gender shall be deemed to include the other gender as the context requires. The terms “hereof”, “herein”, and “herewith” and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole (including all of the Schedules and Exhibits hereto) and not to any particular provision of this Agreement. The word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”. Article, Section, Exhibit and Schedule references are to the Articles and Sections of, and the Exhibits and Schedules to, this Agreement unless otherwise specified. Unless otherwise stated, all references to any agreement shall be deemed to include the exhibits, schedules and annexes to such agreement. The word “including” and words of similar import when used in this Agreement shall mean “including, without limitation,” unless the context otherwise requires or unless otherwise specified. The word “or” shall not be exclusive. The phrase “date hereof” or “date of this Agreement” shall be deemed to refer to July 13, 2014. The representations and warranties of the Parties in this Agreement shall be deemed to have been made as of July 13, 2014 (other than such representations and warranties as are made as of another date, including for the purposes of Section 10.2, Section 10.3, Section 12.1 or Section 12.2). Unless otherwise specified in a particular case, the word “days” refers to calendar days. Where this Agreement states that a Party “shall” or “must” perform in some manner or otherwise act or omit to act, it means that the Party is legally obligated to do so in accordance with this Agreement. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein. References herein to this Agreement or any Ancillary Agreement shall be deemed to refer to this Agreement or such Ancillary Agreement as of the date of such agreement and as it may be amended thereafter, unless otherwise specified. References herein to a statute include the statute and the rules and regulations promulgated thereunder. When used in relation to, or when used in determining the use of, the Business or any assets, Liabilities or employees, “primarily” shall mean more than fifty percent (50%).

13.16    Amendment. This Agreement may be amended, supplemented or modified by the Parties, by action taken or authorized by their respective boards of directors, at any time before or after approval of the matters presented in connection with the Merger by the shareholders of Mylan, but after such approval, no amendment shall be made which by Law or in accordance with the rules of the Nasdaq Global Select Market requires further approval by such shareholders without such further approval. Without limiting the foregoing, this Agreement may not be amended, supplemented or otherwise modified except by an instrument in writing signed on behalf of each of the Parties.
13.17    Entire Agreement. This Agreement, the Ancillary Agreements and the Confidentiality Agreement contain the entire agreement of the Parties with respect to the transactions covered hereby, superseding all negotiations, prior discussions and preliminary agreements made prior to November 4, 2014.
* * * * * * * * * * *

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed by their respective duly authorized representatives as of the date first above written.

ABBOTT LABORATORIES		MYLAN INC.

By:	/s/ Thomas C. Freyman	By:	/s/ Robert J. Coury
Name:	Thomas C. Freyman	Name:	Robert J. Coury
Title:	Executive Vice President, Finance and Chief Financial Officer	Title:	Executive Chairman

NEW MOON B.V.		MOON OF PA INC.

By:	/s/ Alan Weiner	By:	/s/ John D. Sheehan
Name:	Alan Weiner	Name:	John D. Sheehan
Title:	Managing Director	Title:	Officer

[Signature Page to Amended and Restated Business Transfer Agreement and Plan of Merger]